

Letter From Our CEO

Dear Shareholders, Customers, Vendors, and Co-workers,

I am honored to write to you for the first time as CEO of TD SYNNEX. Now, as I take on this role, I feel immense pride in what our organization has already accomplished, how we have upheld our commitment to deliver outstanding solutions to our partners and vendors, and our strong position going forward. Fiscal 2024 was a year of resilience, growth, and opportunity for TD SYNNEX. In a dynamic IT landscape, we remained steadfast in our mission to empower our stakeholders as a vital link in the IT ecosystem. Our focus on profitable growth, operational and commercial excellence, and free cash flow generation enabled us to deliver strong financial results, drive momentum across our business, and position us to thrive in the years ahead.

In fiscal 2024, we generated $80.1 billion in gross billings. Our investments in high growth and profitable areas continue to pay off, with our Strategic Technologies portfolio – spanning cloud, cybersecurity, hyperscale infrastructure, and data and analytics – growing to comprise 25% of our gross billings in fiscal 2024. Demonstrating our commitment to delivering capital returns to our shareholders, we returned $750 million to shareholders through dividends and share repurchases.

> "Our focus on profitable growth, operational and commercial excellence, and free cash flow generation enabled us to deliver strong financial results, drive momentum across our business, and position us to thrive in the years ahead."
>
> Patrick Zammit, CEO



Digitization is a necessity for enterprises seeking efficiency and growth. The rapid adoption of transformative technologies like AI and cloud computing are creating new complexities. We are well positioned to help our partners in navigating these shifts with confidence to achieve measurable outcomes. Our unique combination of an unmatched end-to-end portfolio and line card, our collection of technology specialists with expertise across all key technologies, our global scale paired with local expertise, and our platforms, continues to enhance our position as the trusted partner to navigate complexity and unlock value.

This year, we expanded partnerships with leading vendors and customers, driving growth and enhancing our value across the IT ecosystem. We also deepened our commitment to sustainability and diversity, receiving validation of our Science Based Targets in support of our net zero commitment and earning recognition as a Great Place to Work.

As we enter 2025, we are building on this momentum by strengthening our position as a trusted partner in the IT ecosystem. We will continue to expand the ways we serve our customers and vendors to accelerate their growth and reduce the cost of their operating model. As the technology demand environment stabilizes, we believe we are well-positioned to capture new opportunities across geographies, product categories, vendors and customer segments.

I am proud of what we achieved together in 2024. Our accomplishments are a result of the dedication of our co-workers in serving our customers, the strength of our partnerships, and the trust of our stakeholders.

Thank you for your continued support as we move forward into 2025. Together, we will continue to drive sustainable and profitable growth that benefits all our stakeholders. I look forward to what we will accomplish together.

Sincerely,

Patrick Zammit, CEO



Forward-Looking Statements

Statements in this letter to shareholders that are forward-looking, such as those statements regarding our strategy, positioning, market trends and investments, involve known and unknown risks and uncertainties which may cause our actual results in future periods to be materially different from any future performance that may be suggested in this letter. Additional information concerning potential factors that could cause actual results to differ materially from those in the forward-looking statements can be found in the risks and uncertainties detailed in our Form 10-K filed with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements contained in this letter.

Reconciliation of GAAP to Non-GAAP Financial Measures

A reconciliation of revenue to non-GAAP gross billings, and a discussion as to why management uses this measure, is set forth in Appendix A of our definitive proxy statement filed with the Securities and Exchange Commission on February 20, 2025 and posted on the Investor Relations page of our website, ir.tdsynnex.com.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____

Commission File Number: 001-31892

TD SYNNEX

TD SYNNEX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**94-2703333**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

44201 Nobel Drive	
Fremont, California	**94538**
(Address of principal executive offices)	(Zip Code)

(510) 668-3400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	SNX	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant (based upon the closing sale price on the New York Stock Exchange as of May 31, 2024, the last business day of the registrant's most recently completed second fiscal quarter) was $10,978,333,656. Shares held by each executive officer, director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 15, 2025, there were 84,651,827 shares of Common Stock, $0.001 per share par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Delinquent Section 16(a) Reports (if any)), 11, 12 (as to Beneficial Ownership), 13 and 14 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2025 Annual Meeting of Stockholders to be held on April 2, 2025.

TD SYNNEX CORPORATION
TABLE OF CONTENTS

2024 FORM 10-K

PART I

When used in this Annual Report on Form 10-K (this "Report"), the words "anticipates," "believes," "estimates," "expects," "intends," "allows," "can," "may," "could,'' "designed," "will," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements about our business model and our services, our business and market strategy, future growth, demand, our infrastructure, our investment in our information technology, or IT, systems, our co-worker hiring and retention, our revenue, sources of revenue, our gross margins, our operating costs and results, timing of payment, the value of our inventory, our competition, our future needs and sources for additional financing, contract terms, relationships with our suppliers, adequacy of our facilities, our legal proceedings, our operations, foreign currency exchange rates and hedging activities, our strategic acquisitions including anticipated cost savings and other benefits, our goodwill, seasonality of sales, adequacy of our cash resources, our debt and financing arrangements, including our supplier finance programs, the impact of any change to our credit rating, interest rate risk and impact thereof, cash held by our international subsidiaries and repatriation, changes in fair value of derivative instruments, our tax liabilities, adequacy of our disclosure controls and procedures, cybersecurity and cyberattacks, impact of our pricing policies, impact of economic and industry trends, changes to the markets in which we compete, impact of new reporting rules and accounting policies, our estimates and assumptions, impact of inventory repurchase obligations and commitments and contingencies, our effective tax rates, impact of any impairment of our goodwill and intangible assets, human capital resources, environmental and ESG initiatives, and our share repurchase and dividend program. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed herein and others, including the buying patterns of our customers, concentration of sales to large customers, the loss or consolidation of one or more of our significant original equipment manufacturer, or OEM, suppliers or customers, market acceptance of the products we assemble and distribute, competitive conditions in our industry and their impact on our margins, pricing and other terms with our OEM suppliers, our ability to gain market share, variations in supplier-sponsored programs, changes in our costs and operating expenses, increased inflation, dependence upon and trends in capital spending budgets in the IT industry, fluctuations in general economic conditions, changes in tax laws, risks associated with our international operations, uncertainties and variability in demand by our reseller and integration customers, supply shortages or delays, changes in value of foreign currencies and interest rates and other risk factors contained below under Part I, Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless otherwise required by law.

In the sections of this Report entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all references to "TD SYNNEX," "SYNNEX," "we," "us," "our" or the "Company" mean TD SYNNEX Corporation and its subsidiaries, except where it is made clear that the term means only the parent company or one of its segments.

TD SYNNEX, the TD SYNNEX Logo, and all other TD SYNNEX company, product and services names and slogans are trademarks or registered trademarks of TD SYNNEX Corporation. Other names and marks are the property of their respective owners.

Item 1. *Business*

Overview

We are a Fortune 100 corporation and a leading global distributor and solutions aggregator for the information technology ("IT") ecosystem. We serve a critical role, bringing products from the world's leading and emerging technology vendors to market, and helping our customers create solutions best suited to maximize business outcomes for their end-user customers. We aggregate and distribute IT hardware, software, and systems including personal computing devices and peripherals, mobile phones and accessories, printers, server and datacenter infrastructure, hybrid cloud, security, networking, communications and storage solutions, and system components. We also design and deliver purpose-built server, storage and networking solutions for the hyperscale infrastructure market. We operate in three reportable segments based on our geographic regions: the Americas, Europe and Asia-Pacific and Japan ("APJ").

We have been in business since 1980 and have headquarters in both Clearwater, Florida and Fremont, California. We were originally incorporated in the State of California as COMPAC Microelectronics, Inc. in November 1980, and we changed our name to SYNNEX Information Technologies, Inc. in February 1994. We later reincorporated in the State of Delaware under the name of SYNNEX Corporation in October 2003. On March 22, 2021, we entered into an agreement and plan of merger (the "Merger Agreement") which provided that legacy SYNNEX Corporation would acquire legacy Tech Data Corporation, a Florida corporation ("Tech Data") through a series of mergers, which would result in Tech Data becoming an indirect subsidiary of TD SYNNEX Corporation (collectively, the "Merger"). The Merger was completed on September 1, 2021. On October 22, 2021, as a result of the Merger we filed with the Secretary of State of the State of Delaware a Certificate of Amendment to the Company's Restated Certificate of Incorporation to change our corporate name from SYNNEX Corporation to TD SYNNEX Corporation, effective November 3, 2021.

Our Strategy

Digital transformation and the migration to cloud computing is reshaping our industry, enabling businesses and consumers to evaluate, procure, acquire, and consume technology products and services in a variety of ways. Hybrid models of IT consumption, supporting both physical and virtual delivery methods are emerging, as hardware and software-based solutions become increasingly combined. As a result, customers are seeking greater integration of products, services and solutions that tie technologies together. Therefore, we believe it is important to provide a broad, end-to-end portfolio, with deep capabilities across the computing continuum to help customers manage the increasingly complex IT ecosystem and deliver the solutions and business outcomes the market desires. Our vision for the future is to be the vital solutions aggregator and orchestrator that connects the IT ecosystem.

Our global strategy is to deliver higher value by focusing on the following strategic priorities:

- **Invest** in strategic technologies such as hybrid cloud, security, data analytics, artificial intelligence ("AI"), hyperscale infrastructure and services.

- **Strengthen** our end-to-end portfolio of products, services and solutions, including technology-as-a-service and recurring revenue models.

- **Transform** our company digitally through greater automation and advanced analytics, which we believe will enhance the customer experience, broaden our customer base, increase sales and augment our presence in high-growth technologies.

- **Expand** our global footprint and enhance the operational excellence of our businesses around the world.

Our Products and Suppliers

We offer a comprehensive catalog of more than 200,000 technology products (as measured by active SKU's) from approximately 2,500 original equipment manufacturers ("OEM"), suppliers of traditional technologies such as personal computing devices, mobile phones and accessories, and strategic technologies such as cloud, security, data analytics, AI and hyperscale infrastructure. This enables us to offer comprehensive solutions to our reseller and retail customers. We group the majority of our offerings into two primary solutions portfolios, Endpoint Solutions and Advanced Solutions which are comprised of the following:

Endpoint Solutions Portfolio:
- Our Endpoint Solutions portfolio primarily includes personal computing devices and peripherals, mobile phones and accessories, printers and supplies.

Advanced Solutions Portfolio:
- Our Advanced Solutions portfolio primarily includes data center technologies such as hybrid cloud, security, storage, networking, servers, software, converged and hyper-converged infrastructure and hyperscale infrastructure, via our Hyve business.

Our suppliers include leading IT systems, system components and peripherals, software, communications and security equipment, and networking equipment manufacturers. We purchase these and other complementary products from our suppliers and sell them to our reseller and retail customers. We perform a similar function for our distribution of licensed software products. We provide our vendors with access to large and highly fragmented markets such as small- and medium-sized businesses ("SMB") and serve as a variable, cost effective route to market for our vendors by providing them with access to resellers and end-users.

Our primary OEM suppliers include Apple, Inc., Cisco Systems, Inc., Dell, Inc., Hewlett-Packard Enterprise Company, HP Inc., International Business Machines Corporation, Lenovo Group Ltd., Microsoft Corporation, and Samsung Electronics Co., Ltd.

The following table provides revenue generated from products purchased from vendors that exceeded 10% of our consolidated revenue for the periods indicated (as a percent of consolidated revenue):

	Twelve Months Ended		
	November 30, 2024	November 30, 2023	November 30, 2022
Apple, Inc.	12 %	11 %	11 %
HP Inc.	N/A [(1)]	N/A [(1)]	10 %

_____
[(1)] Revenue generated from products purchased from this vendor was less than 10% of consolidated revenue during the period presented.

We have distribution agreements with most of our suppliers, including Apple Inc. and HP Inc. These agreements usually provide for nonexclusive distribution rights and pertain to specific geographic territories. The agreements are also generally short-term, subject to periodic renewal, and often contain provisions permitting termination by either our supplier or us without cause upon relatively short notice. Our vendor agreements generally do not restrict us from selling similar products manufactured by competitors, nor do they require us to sell a specified quantity of product. As a result, we have the flexibility to terminate or curtail sales of one product line in favor of another due to technological change, pricing considerations, product availability, and customer demand or vendor distribution policies. An OEM supplier that elects to terminate a distribution agreement will generally repurchase its products carried in our inventory.

Our business subjects us to the risk that the value of our inventory will be affected adversely by suppliers' price reductions or by technological changes affecting the usefulness or desirability of the products comprising our inventory. Many of our OEM suppliers offer us limited protection from the loss in value of our inventory due to a supplier's price reduction or technological change. Under many of these agreements, we have a limited period of time to return or exchange products or claim price protection credits. Historically, price protection and stock rotation privileges, as well as our inventory management procedures, have helped reduce the risk of loss of inventory value. We monitor our inventory levels and attempt to time our purchases to maximize our protection under supplier programs.

Our Customers

Our products are marketed globally to an active reseller base of more than 150,000 customers. Our reseller customers include value-added resellers ("VARs"), corporate resellers, government resellers, system integrators, direct marketers, retailers and managed service providers ("MSPs"). Resellers are classified primarily by their end-user customers. End-users include large corporations or enterprises, federal, state and local governments, SMBs, and individual consumers. In addition, resellers vary greatly in size and geographic reach. Our reseller customers buy from us and other distributors. Our larger reseller customers also buy certain products directly from OEM suppliers. System integrators offer services in addition to product resale, primarily in systems customization, integration, and deployment. Retailers serve mostly individual end-users and to a small degree, small office/home office customers. We also provide systems design and integration solutions for data center servers and networking solutions built specific to our customers' workloads and data center environments.

We combine our core strengths in distribution with demand generation, supply chain management and design and integration solutions to help our customers achieve greater efficiencies in time to market, cost minimization, real-time linkages in the supply chain and aftermarket product support. We also provide comprehensive IT solutions in key vertical markets such as government and healthcare, and specialized service offerings that increase efficiencies in the areas of global computing components, logistics services and supply chain management.

One customer accounted for 12%, 11% and 10% of our total revenue in fiscal years 2024, 2023 and 2022, respectively. As of November 30, 2024 and 2023, no single customer comprised more than 10% of the consolidated accounts receivable balance. While we do not believe that the loss of any single customer would have a material adverse effect on us, such loss could result in an adverse impact on certain of our businesses.

Our business is characterized by low gross profit as a percentage of revenue, or gross margin, and low operating income as a percentage of revenue, or operating margin. The market for IT products has generally been characterized by declining unit prices and short product life cycles, although unit prices for certain products have increased during certain periods due to factors such as supply chain constraints and inflation. We set our sales price based on the market supply and demand characteristics for each particular product or bundle of products we distribute and services we provide. Our gross margin has fluctuated annually due to changes in the mix of products we offer, the percentage of revenue that is presented on a net basis, customers we sell to, incentives and rebates received from our OEM suppliers, competition, seasonality, replacement of lower margin business, inventory obsolescence, and lower costs associated with increased efficiencies. Generally, when our revenue becomes more concentrated on limited products or customers, our gross margin tends to decrease due to increased pricing pressure from OEM suppliers or reseller customers.

We are highly dependent on the end-market demand for IT products, and on our partners' strategic initiatives and business models. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEM suppliers, replacement cycles for existing IT products, trends toward cloud computing and software-as-a-service arrangements, overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT industries and increased price-based competition.

Our Services and Solutions

We offer a variety of business process services to our customers. These services can be purchased individually or in combination with others in the form of supply chain solutions and aftermarket product support. We have sophisticated pick, pack and ship operations, which allows us to efficiently receive shipments from our OEM suppliers and quickly fill orders for our reseller and retail customers. We generally stock or otherwise have access to the inventory of our OEM suppliers to satisfy the demands of our reseller and retail customers.

Our service offerings include the following:

Systems Design and Integration Solutions. We provide our customers with systems design and full rack integration solutions, build-to-order, and configure-to-order assembly capabilities. We offer design, integration, test and other production value-added solutions such as thermal testing, power-draw efficiency testing, burn-in, quality and logistics support.

Logistics Services. We provide logistics support to our reseller customers such as outsourced fulfillment, virtual distribution and direct ship to end-users. Other logistics support activities we provide include generation of customized shipping documents, multi-level serial number tracking for customized, configured products and online order and shipment tracking. We also offer full turn-key logistics solutions designed to address the needs of large volume or specialty logistics services. Our full turn-key service offering is modular in nature and is designed to cover all aspects of the logistics life cycle including, transportation management, inventory optimization, complementary product matching, reverse logistics, asset refurbishment and disposal and strategic procurement.

Depot Repair Services. We provide scalable depot repair services delivered by certified engineers and technicians that enable OEMs to maintain productivity, participate in the circular economy, and reduce costs. Our depot repair services cover the full spectrum of products so OEMs can provide their customers comprehensive repair services without needing to dedicate their own resources to the task.

Customer Management Services. Our customer management services are designed to support sales ecosystems, including operations and customer success, financing, engineering, business intelligence, and IT training. Using dedicated resources and an in-house data analytics team, we design customer-centric, distributor-neutral solutions that keep customers engaged so OEMs can expand their reach and capture additional revenue opportunities.

Cloud Services. We provide cloud-based solutions and services to our reseller customers to enable sales of and migration to technologies in a hosted environment to small and medium businesses. Our proprietary cloud platform offers a complete package of cloud-based solutions on a user-friendly platform and allows our reseller customers and OEM suppliers to own the complete customer lifecycle through direct billing, provisioning, management, and support. Our solutions cover all end-user customer needs, including, pure public cloud solutions in productivity and collaboration, IaaS, or Infrastructure as a Service, PaaS, or Platform as a Service, SaaS, or Software as a Service, Security, Mobility, AI and other hybrid solutions. Our dedicated cloud team comprising developers, sales engineers and solutions specialists, supports our reseller customers in the sales of these solutions.

Online Services. We maintain electronic data interchange ("EDI"), extensible markup language ("XML"), web-based communication links and mobile applications with many of our reseller and retail customers. These links improve the speed and efficiency of our transactions with our customers by enabling them to search for products, check inventory availability and prices, configure systems, place and track orders, receive invoices, review account status and process returns. We also have web-based application software that allows our customers or their end-user customers to order software and take delivery online. In addition, we use proprietary and industry standard application programming interfaces ("APIs") to connect with OEMs and resellers, providing dynamic transactional capabilities to our platforms.

Financial Services. We offer our reseller customers various financing options, including net terms, third party leasing, floor plan financing and letters-of-credit backed financing and arrangements where we collect payments directly from the end-user. We also lease products to our reseller customers and their end-users and provide DaaS, or Device-as-a-Service, to end-users. The availability and terms of our financing services are subject to our credit policies or those of third-party financing providers to our customers.

Marketing Services. We offer our OEM suppliers a full range of marketing activities targeting resellers, system integrators and retailers including direct mail, external media advertising, reseller product training, targeted telemarketing campaigns, national and regional trade shows, trade groups, database analysis, print on demand services and web-based marketing.

Sales and Marketing

We serve our large commercial, government reseller, and retail customers through dedicated sales professionals. Our sales professionals receive comprehensive training on our policies, procedures and the technical specifications of products, and attend additional training offered by our vendors. We market to smaller resellers and OEM suppliers through dedicated regional sales teams. In addition, we have dedicated product management and business development specialists that focus on the sale and promotion of products and services of selected suppliers or for specific end-market verticals. These specialists are also directly involved in establishing new relationships with leading OEM suppliers to create demand for their products and services and with resellers for their customers' needs. We also have a direct sales approach for our design and integration solutions business. Our sales and marketing professionals are complemented by members of our executive management team who are integral in identifying potential new customer opportunities, promoting sales growth and ensuring customer satisfaction. We have sales and marketing professionals in close geographic proximity to our customers and OEM suppliers.

Our Operations

We operate 158 distribution and administrative facilities globally. Our distribution processes are highly automated to ensure timely order fulfillment and accuracy, and enhance the efficiency of our warehouse operations and back office administration. Our distribution facilities are geographically dispersed to be near reseller customers and their end-users. This decentralized, regional strategy enables us to benefit from lower shipping costs and shorter delivery lead times to our customers. Furthermore, we track multiple performance measurements to continuously improve the efficiency and capabilities of our distribution operations. Our regional locations also enable us to make local deliveries and provide will-call fulfillment to more customers than if our distribution operations were more centralized, resulting in better service to our customers. To optimize response to short-term changes in order activity, our workforce is comprised of permanent and temporary co-workers.

Our proprietary IT systems and processes enable us to automate many of our distribution operations. We use radio frequency and bar code scanning technologies in our warehouse operations to maintain real-time inventory records, facilitate strong inventory control and improve the speed and accuracy of order fulfillment.

To enhance the accuracy of our distribution order fulfillment and protect our inventory from shrinkage, our distribution systems also incorporate numerous controls. These controls include robotic automation, order weight checks, bar code scanning, and serial number profile verification. We also use digital video imaging to record both receiving and shipping activities. These images and other warehouse and shipping data are available online to our customer service representatives, enabling us to quickly respond to order inquiries by our customers.

We operate our principal systems design and integration solutions facilities in the United States with additional locations in the United Kingdom and China. We generally design and integrate IT systems, data center servers and networking solutions and IT appliances, by incorporating system components either purchased directly from vendors, obtained from our distribution inventory or through a customer-owned procurement model. Some of our design and integration solutions facilities are ISO 9001:2015 and ISO 14001:2015 certified.

International Operations

Approximately 47% of our consolidated revenue for fiscal year 2024 was generated by our international operations. Our end market strategy is to continue expanding internationally on a selective basis in order to provide our distribution capabilities to OEM suppliers in locations that meet their regional requirements.

Sales and cost concentrations in foreign jurisdictions subject us to various risks, including the impact of changes in the value of these foreign currencies relative to the U.S. dollar, which in turn can impact reported sales.

See Note 12 – Segment Information to the Consolidated Financial Statements included in Item 8 of this Report for financial information by segment.

Seasonality

Our operating results are affected by the seasonality of the IT products industry. We have historically experienced slightly higher sales in our first and fourth fiscal quarters due to patterns in capital budgeting, federal government spending and purchasing cycles of our customers and end-users. These historical patterns may not be repeated in subsequent periods.

Purchasing

Product cost represents our single largest expense and IT product inventory is one of our largest working capital investments. Furthermore, product procurement from our OEM suppliers is a highly complex process that involves incentive programs, rebate programs, price protection, volume and early payment discounts and other arrangements. Consequently, efficient and effective purchasing operations are critical to our success.

Our purchasing group works closely with many areas of our organization, especially our product managers who work closely with our OEM suppliers and our sales force, to understand the volume and mix of IT products that should be purchased. In addition, depending on the business unit, the purchasing group utilizes either internally developed, proprietary information systems or commercial off-the-shelf applications that further aid in forecasting future product demand based on several factors, including historical sales levels, expected product life cycle and current and projected economic conditions. We may also rely on our receipt of good-faith, non-binding customer forecasts. We maintain electronic connections with our OEM suppliers to send purchase orders, receive purchase order status and receive notification once the product has shipped from our supplier. Our information system also tracks warehouse and channel inventory levels and open purchase orders on a real-time basis enabling us to stock inventory at a regional level closer to the customer as well as to actively manage our working capital resources. This level of automation promotes greater efficiencies of inventory management by replenishing and turning inventory, as well as placing purchase orders on a more frequent basis. Furthermore, our system tool also allows for automated checks and controls to prevent the generation of inaccurate orders.

Managing our OEM supplier incentive programs is another critical function of our purchasing and product management teams. We also attempt to maximize the benefits of incentives, rebates and volume and early payment discounts that our OEM suppliers offer us. We carefully evaluate these supplier incentive benefits relative to our product handling and carrying costs so that we do not over-invest in our inventory. We also closely monitor inventory levels on a product-by-product basis and plan purchases to take advantage of OEM supplier provided price protection. By managing inventory levels and monitoring customer purchase patterns at each of our regional distribution facilities, we believe we can minimize our shipping costs by stocking products near our resellers and retailers, and their end-user customers.

Financial Services

We offer various financing options to our customers as well as prepayment, credit card and cash on delivery terms. In providing credit terms to our reseller and retail customers, we closely and regularly monitor their creditworthiness through our information systems, their credit ratings information and periodic detailed credit file reviews by our financial services staff. We have also purchased credit insurance in most geographies to further control customer credit risks. Finally, we establish reserves for estimated credit losses in the normal course of business based on the overall quality and aging of our accounts receivable portfolio, the existence of credit insurance and specifically identified customer risks.

We also sell to certain reseller customers pursuant to third party floor plan financing. The expenses charged by these financing companies are subsidized either by our OEM suppliers or paid by us. We receive payment from these financing companies based on agreed upon terms that depend on the specific arrangement.

Information Technology

Our IT systems manage the entire order cycle, including processing customer orders, customer billing and payment tracking. These IT systems make our operations more efficient and provide visibility into our operations. We believe our IT infrastructure is scalable to support further growth. We continue to enhance and invest in our IT systems to improve product and inventory management, streamline order and fulfillment processes, and increase operational flexibility.

To allow our customers and suppliers to communicate and transact business with us in an efficient and consistent manner, we have implemented a mix of proprietary and off-the-shelf software programs that integrate our IT systems with those of our customers and suppliers. In particular, we maintain EDI, XML, API, and web-based communication links and mobile platform applications with many of our reseller and retail customers to enable them to search for products, check real-time pricing, inventory availability and specifications, place and track orders, receive invoices and process returns.

Competition

We operate in a highly competitive global environment. The IT product industry is characterized by intense competition, based primarily on product availability, credit terms and availability, price, speed and accuracy of delivery, effectiveness of sales and marketing programs, ability to tailor specific solutions to customer needs, quality and depth of product lines and training, pre- and post-sale technical support, flexibility and timely response to design changes, technological capabilities and product quality, service and support. We compete with a variety of regional, national and international IT product distributors and manufacturers.

We compete against several distributors in the Americas market, including Arrow Electronics, Inc. ("Arrow"), Ingram Micro, Inc. and ScanSource, Inc. and regional distributors. The competitive environment in Europe is more fragmented with market share spread among several regional and local competitors such as ALSO Holding and Esprinet, as well as international distributors such as Ingram Micro, Inc., Westcon-Comstor and Arrow. The competitive environment in APJ is fragmented with market share spread among international distributors such as Ingram Micro, Inc. and Westcon-Comstor as well as several regional distributors such as VSTECS Holdings Ltd. and Synnex Technology International Corp. (a separate entity from the Company). We also face competition from our OEM suppliers that sell directly to resellers, retailers and end-users. The distribution industry has historically undergone, and continues to undergo, consolidation. We have participated in this consolidation and expect to continue to assess opportunities.

As we enter new business areas, we may encounter increased competition from our current competitors and/or new competitors. We constantly seek to expand our business into areas primarily related to our core distribution as well as other support, logistics and related value-added services, both organically and through strategic acquisitions.

Human Capital Resources

As of November 30, 2024, we had over 23,000 full-time co-workers. Given the variability in our business and the quick response time required by customers, it is critical that we are able to rapidly ramp-up and ramp-down our operational capabilities to maximize efficiency. As a result, we use temporary or contract workers, who totaled approximately 5,500 as of November 30, 2024, on a full-time equivalent basis. Certain of our co-workers in various countries outside of the United States are subject to laws providing representation rights to co-workers through workers' councils.

We are committed to fostering a diverse and inclusive workplace that attracts and retains exceptional talent. Through ongoing co-worker development, comprehensive compensation and benefits, and a focus on health, safety and co-worker well-being, we strive to help our co-workers in all aspects of their lives so they can do their best work.

Diversity, Equity and Inclusion

We are committed to being unconditionally inclusive to capture the ideas and perspectives that fuel innovation and enable our workforce, customers, and communities to succeed in the digital age. We accomplish this through a focus on our core values of inclusion, integrity, collaboration, and excellence, and we strive to create an inclusive and welcoming environment where people can bring their authentic selves to work. Our commitment to diversity and inclusion starts at the top with a highly skilled and diverse Board of Directors. Women represent 40% of our Board of Directors including our chair of the board, 28% of our leadership at the employee director level and above, and 43% of our total co-worker base. Additionally, 60% of our Board of Directors is ethnically diverse or gender diverse. We are committed to increasing diversity in our workforce. We aim to increase representation of people who identify as women to 50% of our co-worker base and 40% of our leadership roles by 2030, in addition to increasing representation of underrepresented groups in 2025.

Pay Equity or Total Rewards

We believe people should be paid for what they do and how they do it, regardless of their gender, race, or other personal characteristics. To deliver on that commitment, we benchmark and set pay ranges based on market data and consider factors such as a co-worker's role and experience, the location of their job, and their performance. We also review our compensation practices, both in terms of our overall workforce and individual co-workers, to ensure our pay is fair and equitable. Our practice includes reviewing the compensation of co-workers to ensure consistent pay practices by conducting a pay equity analysis annually comparing co-workers in the same role within a country or location. As we move forward, we aim to improve our pay equity position across the globe through our compensation and benefits programs, as well as promotion practices, to ensure fairness for all co-workers. Each year we will assess our progress and make adjustments to improve our pay equity position.

We require a talented workforce and are committed to providing total rewards that are market-competitive and performance-based, driving innovation and operational excellence. Our compensation programs, practices, and policies reflect our commitment to reward short- and long-term performance that aligns with, and drives, stockholder value. Total direct compensation is generally positioned within a competitive range of the market median, with differentiation based on performance, experience, tenure and skills to attract and retain key talent.

Co-worker Engagement

We regularly collect feedback to measure co-worker engagement, to better understand and improve the co-worker experience and to identify opportunities to continually strengthen our culture. We want to know what is working well, what we can do better and how well our co-workers understand and are practicing our cultural values.

Training and Development

Human capital development underpins our efforts to execute our strategy and continue to distribute, design, integrate and market innovative products and services. We continually invest in our co-workers' career growth and provide co-workers with a wide range of development opportunities, including face-to-face, virtual, social and self-directed learning, mentoring, coaching, and external development.

Health, Safety and Wellness

The physical health, financial well-being, life balance and mental health of our co-workers is vital to our success. Our environmental, health, and safety leadership team uses our global injury and illness reporting system to assess trends regionally and worldwide as a part of quarterly reviews. Our warehouse and integration facilities continue to represent our most significant health and safety risks. Managing and reducing risks at these facilities remains a focus, and injury rates continue to be low. We also sponsor a wellness program designed to enhance physical, financial, and mental well-being for all our co-workers. Throughout the year, we encourage healthy behaviors through regular communications, educational sessions, voluntary progress tracking, wellness challenges, and other incentives.

Environmental

We remain focused on protecting our planet and reducing our global carbon footprint. In support of this, TD SYNNEX had previously committed to the Science Based Targets Initiative ("SBTi") Business Ambition Pledge with the goal to achieve net-zero greenhouse gas ("GHG") emissions by 2045. In support of that commitment, in fiscal year 2023, we submitted near-term and long-term emissions-reduction targets to SBTi for validation. SBTi approved these targets during fiscal year 2024.

We are committed to embedding a culture of sustainability across our organization, increasing our sustainability initiatives and supporting our customers and vendors. We engage in and continue to explore a range of sustainability projects that support our decarbonization journey such as renewables, energy conservation measures, environmental management systems and waste minimization projects. We have a Corporate Citizenship Steering Committee in place to help drive our strategy around these efforts in addition to multiple working groups that focus on areas such as the Circular Economy and Sustainable Transportation & Logistics.

Additional human capital and environmental information was included in our fiscal year 2023 Corporate Citizenship Report which is available on our website. Information contained in our Corporate Citizenship Report and website is not deemed part of this Annual Report on Form 10-K.

Available Information

Our website is http://www.tdsynnex.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing or furnishing these reports with the Securities and Exchange Commission ("SEC"). Information contained on our website is not a part of this Report. We have adopted a code of conduct applicable to our co-workers including our principal executive, financial and accounting officers, and it is available free of charge, on our website's investor relations page.

The SEC maintains an Internet site at http://www.sec.gov that contains our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and our proxy and information statements.

Information About our Executive Officers

The following table sets forth information regarding our current executive officers:

Name	Age	Position
Patrick Zammit	58	Chief Executive Officer
Marshall Witt	59	Chief Financial Officer
Dennis Polk	58	Hyve Solutions Executive
David Vetter	65	Chief Legal Officer
Simon Leung	59	Chief Business Officer
John Henry	50	Chief Accounting Officer

Patrick Zammit is our Chief Executive Officer. Mr. Zammit joined Tech Data in February 2017 as President, Europe through Tech Data's acquisition of Avnet's Technology Solutions business and served in this capacity until the Merger in September 2021 when he also assumed the role of President, APJ, which he served until his appointment as Chief Operating Officer, effective January 1, 2024. Mr. Zammit served as Chief Operating Officer until his appointment as Chief Executive Officer and as a member of our Board of Directors, effective September 1, 2024. Prior to joining our company, Mr. Zammit was employed for more than twenty years at Avnet, Inc (Nasdaq: AVT), an electronic components distribution company. From January 2015 to January 2017, Mr. Zammit served as Global President of Avnet Technology Solutions. Prior to that position, from October 2006 until January 2015, Mr. Zammit served as President of Avnet Electronics Marketing EMEA. From 1993 to 2006, Mr. Zammit served in management positions of increasing responsibilities. Prior to joining Avnet, Mr. Zammit was employed by Arthur Andersen from 1989 to 1993. Mr. Zammit holds a Masters in Business Administration equivalent from Paris Business School ESLSCA.

Marshall Witt is our Chief Financial Officer and has served in this capacity since April 2013. Prior to joining TD SYNNEX, Mr. Witt was Senior Vice President of Finance and Controller with FedEx Freight, Inc., a freight services company. During his fifteen year tenure with FedEx Corporation (NYSE: FDX), a multinational transportation, e-commerce and business services company, Mr. Witt held progressive financial and operational roles. Prior to FedEx Corporation, he held accounting and finance leadership positions including five years with KPMG LLP, a professional services firm, as an audit manager for banking and transportation clients. Mr. Witt holds a Bachelor of Business Administration in Finance from Pacific Lutheran University and a Masters in Accounting from Seattle University and is a Certified Public Accountant.

Dennis Polk has served as a member of our Board of Directors since February 2012 and as our Hyve Solutions Executive since September 2021. Mr. Polk joined TD SYNNEX in 2002 and served as President and Chief Executive Officer of TD SYNNEX from March 2018 to September 2021. Prior to that position, he served as Chief Operating Officer, Chief Financial Officer and Senior Vice President of Corporate Finance of TD SYNNEX. In conjunction with the Merger in September 2021, Mr. Polk was appointed as Executive Chair of the Board of Directors, and he served as Executive Chair until September 1, 2023.

David Vetter is our Chief Legal Officer. Mr. Vetter joined Tech Data in June 1993 as Vice President, General Counsel and was promoted to Corporate Vice President, General Counsel in April 2000. In March 2003, he was promoted to Senior Vice President, and effective July 2003, was appointed Secretary. In January 2017, Mr. Vetter was promoted to Executive Vice President, Chief Legal Officer and in conjunction with the Merger in September 2021, he assumed this role for TD SYNNEX. Prior to joining Tech Data, Mr. Vetter was employed by the law firm of Robbins, Gaynor & Bronstein, P.A. from 1984 to 1993, most recently as a partner. Mr. Vetter is a member of the Florida Bar Association and holds Bachelor of Arts degrees in English and Economics from Bucknell University and a Juris Doctorate Degree from the University of Florida.

Simon Leung is our Chief Business Officer. Prior to this role, Mr. Leung served as Senior Vice President, General Counsel and Corporate Secretary for TD SYNNEX from May 2001 until the Merger in September 2021. Mr. Leung joined TD SYNNEX in November 2000 as Corporate Counsel. Prior to TD SYNNEX, Mr. Leung was an attorney at the law firm of Paul, Hastings, Janofsky & Walker LLP. Mr. Leung received a Bachelor of Arts degree from the University of California, Davis in International Relations and his Juris Doctor degree from the University of Minnesota Law School.

John Henry is our Chief Accounting Officer. Mr. Henry joined Tech Data in 2015 as the Vice President of Corporate Accounting. In November 2020, he was promoted to Senior Vice President, Chief Accounting Officer and, in conjunction with the Merger in September 2021, he assumed this role for TD SYNNEX. Prior to joining Tech Data, Mr. Henry served as a public accountant with both Arthur Andersen LLP and PricewaterhouseCoopers LLP, and as an accountant for DirecTV and AECOM (NYSE: ACM). Mr. Henry is a Certified Public Accountant in the State of California and a graduate of California State University in Fresno with a degree in Accounting.

Item 1A.   *Risk Factors*

The following discussion is divided into several sections. The first section, which begins immediately following this paragraph, captioned "Risks Related to Our Business and Operations" discusses some of the risks that may affect our business, results of operations and financial condition. The second section, captioned "Risks Related to Our Indebtedness" discusses our debt-related risks. The third section, captioned "Risks Related to our Industry," discusses risks impacting businesses operating in our industry. The fourth section, captioned "Risks Related to the Macro-Economic and Regulatory Environment," relates to risks which broadly affect companies operating in regions in which we operate. You should carefully review all of these sections, as well as our consolidated financial statements and notes thereto and the other information appearing in this report, for important information regarding risks that affect us. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Report because these factors could cause the actual results and conditions to differ materially from those projected in the forward-looking statements. Before you invest in our Company, you should know that making such an investment involves some risks, including the risks described below. The risks that have been highlighted here are not the only ones that we face. If any of the risks actually occur, our business, financial condition and results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.


Risks Related to Our Business and Operations


We anticipate that our revenue and operating results will fluctuate, which could adversely affect the enterprise value of our Company and our securities.

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

- the impact of the business acquisitions and dispositions we make;
- general economic conditions and level of IT spending;
- the loss or consolidation of one or more of our significant OEM suppliers or customers;
- market acceptance, quality, pricing, availability and useful life of our products and services, as well as the mix of our products and services sold;
- competitive conditions in our industry;
- trends towards cloud based infrastructure and "as-a-Service" type product offerings;
- pricing, margin and other terms with our OEM suppliers;
- decline in inventory value as a result of product obsolescence and market acceptance;
- variations in our levels of excess inventory, vendor reserves and doubtful accounts;
- fluctuations in rates in the currencies in which we transact;
- changes in the terms of OEM supplier-inventory protections, such as price protection and return rights; and
- the expansion of our design and integration solutions sales and operations, globally.

Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall.

Our operating results are affected by the seasonality of the IT products and services industry. We have historically experienced slightly higher sales in our first and fourth fiscal quarters due to patterns in the capital budgeting, federal government spending and purchasing cycles of our customers and end-users. These historical patterns may not be repeated in subsequent periods. You should not rely on period-to-period comparisons of our operating results as an indication of future performance. In future years, our operating results may be below our expectations or those of our public market analysts or investors, which would likely cause our share price to decline.

We are subject to uncertainties and variability in demand by our customers, which could decrease revenue and adversely affect our operating results, and we have customer contracts with provisions that could cause fluctuations in our revenue.

We typically sell to our customers on a purchase order basis, rather than pursuant to long-term contracts or contracts with minimum purchase requirements. Consequently, our sales are subject to demand variability by our customers. The level and timing of orders placed by our customers vary for a variety of reasons, including seasonal buying by end-users, the introduction of new hardware and software technologies and general economic conditions. Customers submitting a purchase order may cancel, reduce or delay their orders. If we are unable to anticipate and respond to the demands of our reseller, retail and design and integration solutions customers, we may lose customers because we have an inadequate supply of products, or we may have excess inventory, either of which could harm our business, financial position and operating results.

With regard to our design and integration solutions customers, unique parts are purchased based both on customer purchase orders and forecasted demand. We have limited protection against excess inventory should anticipated demand not materialize.

We depend on a limited number of OEMs to supply the IT products and services that we sell and the loss of, or a material change in, our business relationship with a major OEM supplier could adversely affect our business, financial position and operating results.

Our future success is highly dependent on our relationships with a small number of OEM suppliers. For example, sales of Apple Inc. products and services comprised approximately 12%, 11%, and 11% of our total revenue for fiscal years 2024, 2023, and 2022, respectively, and sales of HP Inc. products and services comprised approximately 10% of our total revenue for fiscal year 2022. Our OEM supplier agreements typically are short-term and may be terminated without cause upon short notice. OEM supplier agreements are often established at a regional or country level and these relationships may change in some countries or regions and not others. The loss or deterioration of our relationship with Apple Inc., HP Inc. or any other major OEM supplier, the authorization by OEM suppliers of additional distributors, the sale of products by OEM suppliers directly to our reseller and retail customers and end-users, or our failure to establish relationships with new OEM suppliers or to expand the distribution and supply chain services that we provide OEM suppliers could adversely affect our business, financial position and operating results. In addition, OEM suppliers may face liquidity or solvency issues that in turn could negatively affect our business and operating results.

Our business is also highly dependent on the terms provided by our OEM suppliers. Generally, each OEM supplier has the ability to change the terms and conditions of its distribution agreements, such as reducing the amount of price protection and return rights or reducing the level of purchase discounts, incentive rebates, scope of the geographic area in which we can sell and marketing programs available to us.

Additionally, we have certain arrangements with third-party financial institutions ("Supplier Finance Programs"), which facilitate the participating OEM suppliers' ability to sell their accounts receivable from us to third-party financial institutions, at the sole discretion of these OEM suppliers. As part of these arrangements, we generally receive more favorable payment terms from the participating OEM suppliers. Significant changes in these Supplier Finance Programs or in other vendor payment terms could negatively impact our liquidity and financial condition.

From time to time we may conduct business with a supplier without a formal agreement because the agreement has expired or was otherwise terminated. In such case, we are subject to additional risk with respect to products, warranties and returns, and other terms and conditions. If we are unable to pass the impact of these changes through to our reseller and retail customers, our business, financial position and operating results could be adversely affected.

Our gross margins are low, which magnifies the impact of variations in gross margin, operating costs and our operating results.

As a result of significant price competition in the IT products and services industry, our gross margins are low, and we expect them to continue to be low in the future. Increased competition arising from industry consolidation and low demand for certain IT products and services may hinder our ability to maintain or improve our gross margins. These low gross margins magnify the impact of variations in revenue and operating costs on our operating results. A portion of our operating expenses are relatively fixed, and planned expenditures are based in part on anticipated orders that are forecasted with limited visibility of future demand. As a result, we may not be able to reduce our operating expenses to sufficiently mitigate any further reductions in gross profit or margin in the future. If we cannot proportionately decrease our cost structure in response to competitive price pressures, our business and operating results could suffer.

We also receive purchase discounts and rebates from OEM suppliers based on various factors, including sales or purchase volume and breadth of customers. A decrease in revenue could negatively affect the level of volume rebates received from our OEM suppliers and thus, our gross margin. Because some rebates from OEM suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our revenue base. A decrease or elimination of purchase discounts and rebates from our OEM suppliers would adversely affect our business and operating results.

We are subject to the risk that our inventory value may decline, and protective terms under our OEM supplier agreements may not adequately cover the decline in value, which in turn may harm our business, financial position and operating results.

The IT products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory on hand to decline substantially in value or to rapidly become obsolete. Most of our OEM suppliers offer limited protection from the loss in value of inventory. For example, we can receive a credit from many OEM suppliers for products held in inventory in the event of a supplier price reduction. In addition, we have a limited right to return a certain percentage of purchases to most OEM suppliers. These policies are often subject to time restrictions and do not protect us in all cases from declines in inventory value. In addition, our OEM suppliers may become unable or unwilling to fulfill their protection obligations to us. The decrease or elimination of price protection, or the inability of our OEM suppliers to fulfill their protection obligations, could lower our gross margins and cause us to record inventory write-downs. If we are unable to manage our inventory with our OEM suppliers with a high degree of precision, we may have insufficient product supplies or we may have excess inventory, resulting in inventory write-downs, either of which could harm our business, financial position and operating results.

We depend on OEM suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to timely fulfill orders, which in turn could harm our business, financial position and operating results.

Our ability to obtain particular products in the required quantities and to fulfill reseller and retail customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with our OEM suppliers. We have experienced supply shortages of certain products as a result of strong demand or problems experienced by our OEM suppliers. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. Such delays could also impact our ability to procure critical components required to complete customer orders. In addition, our OEM suppliers may decide to distribute, or to substantially increase their existing distribution business, through other distributors, their own dealer networks, or directly to resellers, retailers or end-users. Accordingly, if we are not able to secure and maintain an adequate supply of products to fulfill our customer orders on a timely basis, our business, financial position and operating results could be adversely affected.

We experience customer concentration and intense competition which could adversely impact our revenue.

Our business experiences customer concentration from time to time. One customer accounted for 12%, 11% and 10% of our total revenue in fiscal years 2024, 2023 and 2022, respectively. The loss of one of our significant customers could result in an adverse impact on our business. For example, our systems design and integration solutions product line has significant customer concentration, requires investments in working capital and infrastructure, and has customer contracts that often offer limited or no volume guarantees or protection for end-of-life investments. The loss of a customer or reduction in order volumes could adversely impact our revenue, provision for inventory losses, the absorption of fixed overhead costs and our future expansion plans. The systems design and integration solutions business operates in a competitive environment. Volumes can fluctuate based on customer demand, delivery quality and the competitive landscape. Our ability to deliver customized solutions on a timely basis is critical to our success. Any delay could impact our competitive position and result in loss of customer orders, which could impact our financial position and operating results.

We have pursued and intend to continue to pursue strategic acquisitions or investments in new markets and may encounter risks associated with these activities, which could harm our business and operating results.

We have in the past pursued, and in the future expect to pursue, acquisitions of, or investments in, businesses and assets in new markets, either within or outside the IT products and services industry, that complement or expand our existing business. Our acquisition strategy involves a number of risks, including:

- difficulty in successfully integrating acquired operations, IT systems, customers, OEM supplier relationships, products, services and businesses with our operations;
- risk that the acquired businesses will fail to maintain the quality of services that we have historically provided;
- loss of key co-workers of acquired operations or inability to hire key co-workers necessary for our expansion;
- diversion of our capital and management attention away from other business issues;
- increase in our expenses and working capital requirements;
- in the case of acquisitions that we may make outside of the United States, difficulty in operating in foreign countries and over significant geographical distances;
- other financial risks, such as potential liabilities of the businesses we acquire; and
- our due diligence process may fail to identify significant issues with the acquired company's product and service quality, financial disclosures, accounting practices or internal control deficiencies.

We may incur additional costs and certain redundant expenses in connection with our acquisitions and investments, which may have an adverse impact on our operating margins. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large write-offs, a decrease in future profitability, or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

Our goodwill and identifiable intangible assets could become impaired, which could have a material non-cash adverse effect on our results of operations.

We recorded substantial goodwill and both finite and indefinite-lived intangible assets as a result of our previous acquisitions, including the Merger. We review our goodwill and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We assess whether there has been an impairment in the value of goodwill and indefinite-lived intangible assets at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows and slower growth rates in our industry. Our annual goodwill impairment testing indicated no goodwill impairments for any of the years presented. We could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined, negatively impacting our results of operations.

Because of the capital-intensive nature of our business, we need continued access to capital, which if not available to us or if not available on favorable terms, could harm our ability to operate or expand our business.

Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. If cash from available sources is insufficient, proceeds from our accounts receivable securitization and revolving credit programs are limited or cash is used for unanticipated needs, we may require additional capital sooner than anticipated.

In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all, and may incur expenses in raising the additional funds. Our current and future indebtedness could adversely affect our operating results and severely limit our ability to plan for, or react to, changes in our business or industry. We could also be limited by financial and other restrictive covenants in our securitization or credit arrangements, including limitations on our borrowing of additional funds and issuing dividends. Furthermore, the cost of securitization or debt financing could significantly increase in the future, making it cost prohibitive to securitize our accounts receivable or borrow, which could force us to issue new equity securities. If we issue new equity securities, existing stockholders may experience dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when required could have an adverse effect on our business and operating results.

We have significant credit exposure to our customers, and negative trends in their businesses could cause us significant credit loss and negatively impact our cash flow and liquidity position.

We extend credit to our customers for a significant portion of our sales to them and they have a period of time, generally 30 days after the date of invoice, to make payment. However, in certain cases, for some of our customers, we offer longer terms of payment. As a result, we are subject to the risk that our customers will not pay on time or at all. Our credit exposure risk may increase due to financial difficulties or liquidity or solvency issues experienced by our customers, resulting in their inability to repay us. The liquidity or solvency issues may increase as a result of an economic downturn, increases in costs including due to inflation or higher interest rates, or a decrease in IT spending by end-users. If we are unable to collect payments in a timely manner from our customers due to changes in financial or economic conditions, or for other reasons, and we are unable to collect under our credit insurance policies, we may write-off the amount due from the customers. These write-offs may result in credit insurance being more expensive and on terms that are less favorable to us and may negatively impact our ability to utilize accounts receivable-based financing. In addition, the failure of customers to pay within a specified time period after the date of an invoice could result in defaults under our accounts receivable securitization program. These circumstances could negatively impact our cash flow and liquidity position, or result in the cross-default to our other indebtedness and acceleration of the repayment of our indebtedness. Further, we are exposed to higher collection risk as we continue to expand internationally, where the payment cycles are generally longer and the credit rating process may not be as robust as in the United States, and where our access to accounts receivable financing is more limited.

We are dependent on a variety of IT and telecommunications systems and the Internet, and any failure of these systems could adversely impact our business and operating results.

We depend on IT and telecommunications systems and the Internet for our operations. These systems support a variety of functions including inventory management, order processing, shipping, shipment tracking, and billing.

Failures or significant downtime of our IT or telecommunications systems has, in the past, and could, in the future, prevent us from taking customer orders, printing product pick-lists, shipping products, billing customers and handling call volume. Sales also may be affected if our reseller and retail customers are unable to access our pricing and product availability information. We also rely on the Internet, and in particular EDI and XML, for a large portion of our orders and information exchanges with our OEM suppliers and reseller and retail customers. The Internet and individual websites have experienced a number of disruptions, slowdowns and security breakdowns, some of which were caused by organized attacks. If we were to experience a future security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our OEM suppliers and reseller and retail customers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our OEM suppliers and reseller and retail customers from accessing information. A significant increase in our IT costs or a temporary or permanent loss of our IT systems could harm our relationships with our customers. The occurrence of any of these events could have an adverse effect on our operations and financial results.

Because of the experience of our key personnel in the IT industry and their technological and industry expertise, if we were to lose any of our key personnel, it could inhibit our ability to operate and grow our business successfully.

We are dependent in large part on our ability to retain the services of our key senior executives and other technological and industry experts and personnel. Except for certain of our key executives, we generally do not have employment agreements with our co-workers. We also do not carry "key person" insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified co-workers could inhibit our ability to operate and grow our business successfully.

We may experience theft of product from our warehouses, water damage to our properties and other casualty events which could harm our operating results.

From time to time, we have experienced incidents of theft at various facilities, water damages to our properties and other casualty events. These types of incidents may make it more difficult or expensive for us to obtain insurance coverage in the future. Also, the same or similar incidents may occur in the future for which we may not have sufficient insurance coverage or policy limits to be fully compensated for the loss, which may have an adverse effect on our business and financial results.

We may become involved in intellectual property or other disputes that could cause us to incur substantial costs, divert the efforts of our management, and require us to pay substantial damages or require us to obtain a license, which may not be available on commercially reasonable terms, if at all.

From time to time, we receive notifications alleging infringements of intellectual property rights allegedly held by others relating to our business or the products we sell or integrate for our OEM suppliers and others. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have an adverse effect on our business. Although we generally have various levels of indemnification protection from our OEM suppliers and design and integration solutions customers, in many cases any indemnification to which we may be entitled is subject to maximum limits or other restrictions.

In addition, we have developed proprietary IT systems, mobile applications, and cloud-based technology and acquired technologies that play an important role in our business. If any infringement claim is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party's intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all.

We are from time to time involved in other litigation in the ordinary course of business which has and may include claims with respect to antitrust, mergers and acquisitions and other matters. In the ordinary course of business, we also receive inquiries from and have discussions with government entities regarding the compliance of our contracting and sales practices with laws and regulations. We may not be successful in defending these or other claims. Regardless of the outcome, litigation could result in substantial expense and could divert the efforts of our management. Allegations made in the course of regulatory or legal proceedings may also harm our reputation, regardless of whether there is merit to such claims. Furthermore, because litigation and the outcome of regulatory proceedings are inherently unpredictable, our business, financial condition or operating results could be materially affected by an unfavorable resolution of one or more of these proceedings, claims, demands or investigations. We do not expect that the ultimate resolution of these matters will have a material adverse effect on our consolidated financial position. However, the resolution of certain of these matters could be material to our operating results for any particular period. For further information regarding our current litigation matters, refer to Note 16 – Commitments and Contingencies, to the Consolidated Financial Statements in Item 8.

We have significant operations globally and any disruption in the operations of our facilities could harm our business and operating results.

Our worldwide operations could be subject to natural disasters, adverse weather conditions, global pandemics and other business disruptions, which could seriously harm our revenue and financial condition and increase our costs and expenses. We have significant operations in our facilities located in the Americas, Europe and APJ. Certain of our facilities, including our corporate headquarters locations in Clearwater, Florida and Fremont, California, are located in geographic areas that heighten our exposure to hurricanes, tropical storms, earthquakes and other severe weather events. Any prolonged disruption in the operations of our facilities, whether due to technical difficulties, power failures, break-ins, destruction, damage to, or prolonged closure of, the facilities as a result of a natural disaster, fire, pandemic or any other reason, could harm our operating results. If there are related disruptions in local or international supply chains, we may experience supply shortages or delays in receiving products from our OEM suppliers or experience other delays in shipping to our customers. If we are unable to fulfill customer requirements in a timely manner, this could harm our operating results. We currently have a disaster recovery plan and carry property damage and business interruption insurance; however, they may not be sufficient to compensate for losses that may occur.

Risks Related to our Indebtedness

The terms of our debt arrangements impose restrictions on our ability to operate which in turn could negatively affect our ability to respond to business and market conditions and therefore could have an adverse effect on our business and operating results.

As of November 30, 2024, we had $3.9 billion in outstanding short and long-term borrowings under term loans, our Senior Notes (as defined in Note 10 - Borrowings to the Consolidated Financial Statements in Item 8), lines of credit and our accounts receivable securitization program, excluding trade payables. The terms of one or more of the agreements under which this indebtedness was incurred may limit or restrict, among other things, our (or our subsidiaries', as applicable) ability to:

- incur additional indebtedness or liens;
- enter into certain transactions with affiliates; and
- merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

We are also required to maintain specified financial ratios and satisfy certain financial condition tests under certain of our debt facilities. Our inability to meet these ratios and tests could result in the acceleration of the repayment of the related debt, termination of the applicable facility, an increase in our effective cost of funds or the cross-default of other debt facilities and securitization arrangements. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions may be limited, which could have an adverse effect on our business and operating results.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations, which could adversely affect our business.

Our ability to make scheduled debt payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot be certain that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot be certain that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Some of our indebtedness restricts our ability to dispose of certain assets. As such, we may not be able to consummate those dispositions or use any resulting proceeds and, in addition, such proceeds may not be adequate to meet any debt service obligations then due.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

- our lenders could declare all outstanding principal and interest to be due and payable;
- the lenders under our credit agreements could terminate their commitments to loan us money and, in the case of any secured credit arrangements, foreclose against the assets securing their borrowings;
- we could be forced to raise additional capital through the issuance of additional, potentially dilutive securities; and
- we could be forced into bankruptcy or liquidation, which is likely to result in delays in the payment of our indebtedness and in the exercise of enforcement remedies related to our indebtedness.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. For example, as of November 30, 2024, we had access to $3.5 billion in unused commitments under the TD SYNNEX Revolving Credit Facility (as defined in the Liquidity and Capital Resources section of Item 7 of this Report). If new debt is added to our current debt levels, the related risks that we now face could intensify. Although the TD SYNNEX Credit Agreement (as defined in the Liquidity and Capital Resources section of Item 7 of this Report) contains restrictions on the incurrence of additional indebtedness by our subsidiaries, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial.

Changes in our credit rating may increase our interest expense or other costs of capital.

Certain of our financing instruments involve variable rate debt, thus exposing us to the risk of fluctuations in interest rates. In addition, the interest rate payable on our Senior Notes, our revolving and term loan credit agreement and certain other debt instruments is subject to adjustment from time to time if our credit rating is downgraded.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates in the United States and other countries where we operate have increased and may continue to increase in the future. As a result, interest rates on the obligations under certain of our credit facilities, our and our subsidiaries' respective accounts receivable securitization programs and debt facilities, or other variable rate debt incurrences or offerings could be higher than current levels. If interest rates increase, debt service obligations and our interest expense will increase even though the amount borrowed remains the same. Our net income and cash flows, including cash available for servicing indebtedness, will correspondingly decrease.

An increase in interest rates may increase our future borrowing costs and restrict our access to capital. Additionally, current market conditions, the global economy, and overall credit conditions could limit our availability of capital, which could cause increases in interest margin spreads over underlying indices, effectively increasing the cost of our borrowing. While some of our debt arrangements have contractually negotiated spreads, any changes to these spreads in connection with renegotiations of our credit facilities could adversely affect our results of operations.


Risks Related to Our Industry


Volatility in the IT industry could have a material adverse effect on our business and operating results.

We have, in the past, experienced decreases in demand and we anticipate that the industries we operate in will be subject to a high degree of cyclicality in the future. Softening demand for our products and services caused by economic downturns and over-capacity may impact our revenue, as well as the salability of inventory and collection of reseller and retail customer accounts receivable. In addition, if we are not able to adequately adapt to the emergence of new technology or customer demand, such as cloud-based IT infrastructure and technology-as-a-service, our future operating results could be adversely affected.

We are subject to intense competition, both in the United States and internationally, and if we fail to compete successfully, we will be unable to gain or retain market share.

We operate in a highly competitive environment, both in the United States and internationally. This competition is based primarily on product and service availability, credit availability, price, effectiveness of information systems and e-commerce tools, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product and service lines, pre-sales and post-sales technical support, flexibility and timely response to design changes, and technological capabilities, service and support. We compete with a variety of regional, national and international IT product and service providers and contract manufacturers and assemblers. In some instances, we also compete with our own customers and our own OEM suppliers.

Some of our competitors may have a broader range of services than us and may have more developed relationships with their existing customers. We may lose market share in the United States or in international markets, or may be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a reduction in our gross margins.

We may initiate other business activities, including the broadening of our supply chain capabilities, and may face competition from companies with more experience in those new areas. In addition, as we enter new areas of business, we may also encounter increased competition from current competitors or from new competitors, including some that may once have been our OEM suppliers or reseller and retail customers. Increased competition and negative reaction from our OEM suppliers or reseller and retail customers resulting from our expansion into new business areas could harm our business and operating results.

Our business may be adversely affected by some OEM suppliers' strategies to consolidate business or increase their direct sales, which in turn could cause our business and operating results to suffer.

A determination by any of our primary OEMs to consolidate their business with other distributors or integration service providers could negatively affect our business and operating results. Consolidation of OEM suppliers has resulted in fewer sources for some of the products and services that we distribute. This consolidation has also resulted in larger OEM suppliers that have significant operating and financial resources. Other suppliers may reduce or eliminate promotional activities to reduce their expenses, which could, in turn, result in declined demand from our reseller or retailer customers and end-users.

Some OEM suppliers, including some of the leading OEM suppliers that we service, have been selling products and services directly to reseller and retail customers and end-users, thereby limiting our business opportunities. If large OEM suppliers increasingly sell directly to end-users or our resellers and retailers, or select a competitor rather than use us as the distributor of their products and services, our business and operating results will suffer.

The IT industry is subject to rapidly changing technologies and process developments, and we may not be able to adequately adjust our business to these changes, which in turn would harm our business and operating results.

Dynamic changes in the IT industry, including the consolidation of OEM suppliers and reductions in the number of authorized distributors used by OEM suppliers, have resulted in new and increased responsibilities for management personnel and have placed, and continue to place, a significant strain upon our management, operating and financial systems and other resources. We may be unable to successfully respond to and manage our business in light of industry developments and trends. As end-users migrate to cloud-based IT infrastructure and technology-as-a-service, sales of hardware products may be reduced, thereby negatively impacting our operating results. Also crucial to our success in managing our operations is our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale or to respond to changes in the IT industry could adversely affect our business and operating results.

Risks Related to the Macro-Economic and Regulatory Environment

Changes in foreign currency exchange rates and limitations on the convertibility of foreign currencies could adversely affect our business and operating results.

Approximately 47%, 47% and 45% of our revenues in fiscal years 2024, 2023 and 2022, respectively, were generated outside the United States. Most of our international revenue, cost of revenue and operating expenses are denominated in foreign currencies. We presently have currency exposure arising from both sales and purchases denominated in foreign currencies. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will be more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. This could have a negative impact on us if revenue related to these purchases is transacted in U.S. dollars. In addition, currency devaluation can result in products that we purchase in U.S. dollars being relatively more expensive to procure than products manufactured locally. Furthermore, our local competitors in certain markets may have different purchasing models that provide them reduced foreign currency exposure compared to us. This may result in market pricing that we cannot meet without significantly lower profit on sales.

We hedge some of our exposure to changes in foreign exchange rates through the use of currency forward or option contracts. Hedging foreign currencies can be risky. Certain of these hedge positions are undesignated hedges of balance sheet exposures, such as intercompany loans, and typically have maturities of less than one year. While we maintain policies to protect against fluctuations in currency exchange rates, extreme fluctuations may result in our incurring losses in some countries.

There is also additional risk if the currency is not freely or actively traded. Some currencies, such as the Chinese Renminbi are subject to limitations on conversion into other currencies, which can limit our ability to hedge or to otherwise react to rapid foreign currency devaluations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates.

As a general rule, we do not use financial instruments to hedge local currency denominated operating expenses in countries where a natural hedge exists. For example, in many countries, revenue in the local currency substantially offsets the local currency denominated operating expenses.

The translation of the financial statements of foreign operations into U.S. dollars is also impacted by fluctuations in foreign currency exchange rates, which may positively or negatively impact our results of operations. For example, in the past, several foreign currencies in which we transact business depreciated against the U.S. dollar, including the euro and the Japanese yen, which adversely affected the results of operations of our Europe and APJ segments in the applicable periods. In addition, the value of our equity investment in foreign countries may fluctuate based upon changes in foreign currency exchange rates. These fluctuations, which are recorded in a cumulative translation adjustment account, may result in losses in the event a foreign subsidiary is sold or closed at a time when the foreign currency is weaker than when we made investments in the country. The realization of any or all of these risks could have a significant adverse effect on our financial results.

We rely on independent shipping companies for delivery of products, and price increases or service interruptions from these carriers could adversely affect our business and operating results.

We rely almost entirely on arrangements with independent shipping companies, such as FedEx and UPS, for the delivery of our products from OEM suppliers and delivery of products to reseller and retail customers. Freight and shipping charges can have a significant impact on our gross margin. As a result, an increase in freight surcharges due to inflation, rising fuel cost or general price increases will have an immediate adverse effect on our margins, unless we are able to pass the increased charges to our reseller and retail customers or renegotiate terms with our OEM suppliers. In addition, in the past, carriers have experienced work stoppages due to labor negotiations with management. An increase in freight or shipping charges, the termination of our arrangements with one or more of these independent shipping companies, the failure or inability of one or more of these independent shipping companies to deliver products, or the unavailability of their shipping services, even temporarily, could have an adverse effect on our business and operating results.

Because we conduct substantial operations in China, risks associated with economic, political and social events in China could negatively affect our business and operating results.

A substantial portion of our IT systems operations, including a substantial portion of our IT systems support and software development operations, are located in China. In addition, we also conduct general and administrative activities from our facilities in China. Our operations in China are subject to a number of risks relating to China's economic and political systems, including:

- a government controlled foreign exchange rate and limitations on the convertibility of the Chinese Renminbi;
- extensive government regulation;
- changing governmental policies relating to tax benefits available to foreign-owned businesses;
- the telecommunications infrastructure;
- a relatively uncertain legal system; and
- uncertainties related to continued economic and social reform.

Our IT systems are an important part of our global operations. Any significant interruption in service, whether resulting from any of the above uncertainties, natural disasters or otherwise, could result in delays in our inventory purchasing, errors in order fulfillment, reduced levels of customer service and other disruptions in operations, any of which could cause our business and operating results to suffer.

We may have higher than anticipated tax liabilities.

We conduct business globally and file income tax returns in various tax jurisdictions. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- changes in income before taxes in various jurisdictions in which we operate that have differing statutory tax rates;
- changing tax laws, regulations, and/or interpretations of such tax laws in multiple jurisdictions;
- effect of tax rate on accounting for acquisitions and dispositions;
- issues arising from tax audit or examinations and any related interest or penalties; and
- uncertainty in obtaining tax holiday extensions or expiration or loss of tax holidays in various jurisdictions.

Many jurisdictions have enacted legislation and adopted policies resulting from the Organization for Economic Co-operation and Development's ("OECD") Anti-Base Erosion and Profit Shifting project, which generally grants additional taxing rights over profits earned by multinational enterprises to the countries in which their products are sold and services rendered. Rules adopted in response to this project establish a global per-country minimum tax of 15%, and the European Union has approved a directive requiring members to adopt similar provisions into their respective domestic laws. The directive requires the rules to initially become effective for fiscal years starting on or after December 31, 2023 (fiscal year 2025 for the Company). Numerous countries have enacted legislation, or have indicated their intent to adopt legislation, to implement certain aspects of these rules effective January 1, 2024, with general implementation of the remaining global minimum tax rules effective January 1, 2025. The OECD and implementing countries are expected to continue to make further revisions to their legislation and release additional guidance. Due to these new rules, our income tax expense could be unfavorably impacted as the legislation becomes effective in countries in which we conduct business. We will continue to monitor the legislation and implementation by individual countries.

Certain countries are evaluating their tax policies and regulations, which could affect international business and may have an adverse effect on our overall tax rate, along with increasing the complexity, burden and cost of tax compliance. Additional changes in the U.S. tax regime or in how U.S. multinational corporations are taxed on foreign earnings, including changes in how existing tax laws are interpreted or enforced, could adversely affect our business, financial condition or results of operations.

We report our results of operations based on our determination of the amount of taxes owed in various tax jurisdictions in which we operate. The determination of our worldwide provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by tax authorities in various tax jurisdictions. Any adverse outcome of such review or examination could have a negative impact on our operating results and financial condition. The results from various tax examinations and audits may differ from the liabilities recorded in our financial statements and could adversely affect our financial results and cash flows.

Cyberattacks or the improper disclosure or control of personal information could result in liability and harm our reputation, which could adversely affect our business.

Our business is heavily dependent upon information technology networks and systems, including those of our vendors, suppliers and partners. Internal or external attacks on those networks and systems could disrupt our normal operations centers and impede our ability to provide critical products and services to our customers, subjecting us to liability under our contracts and damaging our reputation. Additionally, such attacks could compromise our, or our customers' or vendors', intellectual property or confidential information or result in fraud or other financial loss. For example, in July 2021, we announced publicly that a threat actor had gained access to our systems. That incident did not have a material impact to the business. In July 2022 and September 2023, we became aware that a sophisticated threat actor gained access to a portion of our networks and systems. After conducting a thorough review of those attacks with a leading third-party cybersecurity firm, we determined that those attacks did not have a material impact on us. Evidence indicates that the threat actor responsible for these incidents is related to, or the same as, the threat actor that previously gained unauthorized access to our systems in July 2021. In November 2024, we were notified by a partner of one of our wholly owned subsidiaries that a different threat actor gained unauthorized access to the partner's networks and systems which contained data and information of a few of our subsidiary's customers.

In response to these threats, we engaged in remedial and preventative actions to remove the threat actor and prevent further unauthorized access to our network, analyzed the information that the threat actors accessed, enhanced our data security and governance program, added additional protective security layers and are cooperating with law enforcement authorities. While we do not believe at this time that these cyber-attacks had a material impact on our systems or operations, should new or different information come to light establishing that the intrusions are broader than now known or if additional attacks occur, it could have a broader impact on our systems and operations, and we could incur significant costs in responding to such intrusions.

Our business also involves the use, storage and transmission of information about our co-workers, and customers. If any person, including any of our co-workers, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines or criminal prosecution.

We have security controls for our systems and other security practices in place to protect the security of, and prevent unauthorized access to, our systems and personal and proprietary information, such as firewalls and anti-virus software, and we also provide information to our co-workers about the need to deploy security measures and the impact of doing so; however, notwithstanding our efforts to date, there are numerous sophisticated threat actors that are actively engaging in cyber-attacks that include our systems and there can be no assurance that such security measures will prevent additional improper access to our networks and systems, or access to or disclosure of, personally identifiable or proprietary information which could harm our business.

We could also face legal, reputational and financial risks if we fail to protect customer and internal data from security breaches or cyberattacks.

Furthermore, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services. The General Data Protection Regulation ("GDPR") in Europe, the California Consumer Privacy Act and other similar laws have resulted, and will continue to result, in increased compliance costs. Our failure to adhere to or successfully implement processes in response to these and other changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Global health and economic, political and social conditions may harm our ability to do business, increase our costs and negatively affect our stock price.

Worldwide economic conditions remain uncertain due to the persistence of inflation, elevated interest rates, market volatility as a result of political leadership in certain countries, including due to Russia's invasion of Ukraine, the conflicts involving Israel and the surrounding region and other disruptions to global and regional economies and markets. External factors, such as potential terrorist attacks, acts of war, geopolitical and social turmoil or epidemics and other similar outbreaks in many parts of the world, could prevent or hinder our ability to do business, increase our costs and negatively affect our stock price. More generally, these geopolitical, social and economic conditions could result in increased volatility in the United States and worldwide financial markets and economies. For example, increased instability may enhance volatility in currency exchange rates, cause our customers or potential customers to delay or reduce spending on our products or services, and limit our suppliers' access to credit. It could also adversely impact our ability to obtain adequate insurance at reasonable rates and may require us to incur increased costs for security measures for our domestic and international operations. We are predominantly uninsured for losses and interruptions caused by terrorism, acts of war and similar events. These uncertainties make it difficult for us and our suppliers and customers to accurately plan future business activities.

The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, could adversely affect our business, results of operations and financial condition.

We could be negatively impacted by the widespread outbreak of an illness, any other communicable disease, or any other public health crisis that results in economic and trade disruptions, including the disruption of global supply chains. The extent of the impact of any such public health crisis on our future operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, could depend on future developments, including the effect on our customers and demand for our products and services; our ability to sell and provide our products and services, including as a result of travel restrictions and people working remotely; the ability of our customers to pay for our solutions; any closures of our or our customers' or partners' offices and facilities; and the impact of governmental actions or mandates imposed in response to any such public health crisis, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption could materially affect our business, our results of operations, our access to sources of liquidity, the carrying value of our goodwill and intangible assets, our financial condition and our stock price.

Part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States, which in turn could cause our business and operating results to suffer.

We have significant international operations and presence which subjects us to risks, including:
- political or economic instability;
- extensive governmental regulation;
- changes in import/export duties;
- fluctuation in foreign currency exchange rates;
- trade restrictions;
- compliance with the Foreign Corrupt Practices Act ("FCPA"), U.K. bribery laws and similar laws;
- difficulties and costs of staffing and managing operations in certain foreign countries;
- work stoppages or other changes in labor conditions;
- minimum wage increases;
- difficulties in collecting accounts receivable on a timely basis or at all;
- taxes; and
- seasonal reductions in business activity in some parts of the world.

We may continue to expand internationally to respond to competitive pressure and customer and market requirements. Establishing operations in any foreign country or region presents risks such as those described above as well as risks specific to the particular country or region. For example, periodically, we receive reports directly from co-workers, vendors and customers related to, or otherwise become aware of, potential non-compliance with our Code of Conduct and various U.S. or foreign laws, such as the FCPA, U.K. bribery laws or local anti-corruption laws. We investigate these reports and matters, report the activity to governmental authorities as required and also cooperate with investigations by U.S. and foreign law enforcement authorities. While we do not believe any of the findings of these investigations have been material to the Company to date, we take these matters seriously and activities of our employees, vendors and customers in these regions could subject us to liability, even if we do not explicitly authorize or have actual knowledge of their activities. In addition, until a payment history is established over time with customers in a new geography or region, the likelihood of collecting accounts receivable generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such accounts receivable may be inadequate. Furthermore, if our international expansion efforts in any foreign country are unsuccessful, we may decide to cease operations, which would likely cause us to incur additional expense and loss.

In addition, changes in policies or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. Any actions by countries in which we conduct business to reverse policies that encourage foreign trade or investment could adversely affect our business. If we fail to realize the anticipated growth of our future international operations, our business and operating results could suffer.

Increasing attention on environmental, social and governance ("ESG") matters may have a negative impact on our business, impose additional costs on us, and expose us to additional risks.

Companies are facing increasing attention from investors, customers, partners, consumers and other stakeholders relating to ESG matters, including environmental stewardship, social responsibility, diversity and inclusion, racial justice and workplace conduct. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment toward the Company, which could have a negative impact on our stock price and our access to and costs of capital.

We have established corporate social responsibility programs aligned with sound environmental, social and governance principles. These programs reflect our current initiatives and are not guarantees that we will be able to achieve them. Our ability to successfully execute these initiatives and accurately report our progress presents numerous operational, financial, legal, reputational and other risks, many of which are outside our control, and all of which could have a material negative impact on our business. Additionally, the implementation of these initiatives imposes additional costs on us. If our ESG initiatives fail to satisfy investors, customers, partners and our other stakeholders, our reputation, our ability to sell products and services to customers, our ability to attract or retain co-workers, and our attractiveness as an investment, business partner or acquirer could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation.

If we are unable to maintain effective internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected, which in turn could cause the market price of our common stock to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We completed an evaluation of the effectiveness of our internal control over financial reporting for fiscal year 2024, and we have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. However, internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions, and fraud. Because of the inherent limitations, misstatements due to error or fraud may occur and may not always be prevented or timely detected. We expect to continue to incur significant expenses and to devote management resources to Section 404 compliance. In the event that our management or independent registered public accounting firm determines that there is a material weakness in our internal control over financial reporting, investor perceptions and our reputation may be adversely affected, and the market price of our stock could decline.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform to generally accepted accounting principles in the United States ("GAAP"). These accounting principles are subject to interpretation by the Financial Accounting Standards Board, American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Item 1B.   *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy

Our cybersecurity program is designed to protect the confidentiality, integrity and availability of critical assets and information, using a proactive and risk-based approach. We utilize the National Institute of Standards and Technology ("NIST") Cybersecurity Framework as well as other globally recognized standards. The NIST framework is structured around six Core Functions (Govern, Identify, Protect, Detect, Recover and Respond) and is a comprehensive approach to information and cybersecurity risk management. Our program includes policies, practices, procedures and controls designed to manage material risks from cybersecurity threats, including training requirements, threat monitoring and detection, threat containment and risk assessments.

Our process for identifying and assessing material risks from cybersecurity threats operates alongside our company's broader overall risk assessment process. We refine our cybersecurity program by staying informed on security threats, conducting tabletop exercises to proactively identify areas for improvements, and leveraging third-party cybersecurity firms and investing in enhancements to our preventive and defensive capabilities. We utilize a third-party remediation team on retainer for assistance in investigating and addressing cybersecurity incidents or threats. We maintain procedures for screening and evaluating third-party providers prior to granting them access to our information systems. Depending on the nature of the product or service to be provided, we screen any third-parties that could present a cybersecurity risk through a cyber risk assessment, and we review third-party suppliers post-engagement to identify changes in their security risk profile, including the occurrence of cybersecurity events affecting such suppliers. Contractual and statutory provisions require third-party suppliers to inform us of cyber incidents, in most cases. Additionally, we maintain cybersecurity insurance coverage that we believe is appropriate for the size and complexity of our business to cover certain costs related to cybersecurity incidents.

While we focus on prevention and detection, we also have incident response and recovery plans in place designed to analyze, contain, remediate and communicate cybersecurity matters to help ensure a timely and robust response to actual or attempted incidents. In the event of a cybersecurity incident, our incident response process involves assessing incident severity, conducting root cause analysis, creating and implementing plans to address the incident, mobilizing appropriate resources and identifying potential remedial measures and other appropriate next steps. We also have on retainer a third-party consultant to assist us in our incident response and remediation.

As of the date of this report, we are not aware of any risks from cybersecurity threats that have materially affected the Company, including our business strategy, results of operations or financial condition. However, we cannot provide assurance that these threats will not result in such an impact in the future. For more information regarding risks relating to information technology and cybersecurity, see "Item 1A. Risk Factors."

Governance

We have a team of information security professionals who lead our enterprise-wide cybersecurity strategy, risk management, cyber defense, software security, security monitoring and other related functions. This team is overseen by our Chief Information Security Officer ("CISO"), who reports to our Chief Information Officer ("CIO") and works with our Chief Legal Officer. Our CISO has over 30 years of experience in the fields of cybersecurity and intelligence with the Department of Defense, the defense contracting community and with publicly traded companies, and holds various technical credentials in the field, including a CIO Program Certificate from the College of Information and Cyberspace, National Defense University, and maintains a Certified Information System Security Professional ("CISSP") designation as well as a Certified Information Privacy Professional ("CIPP") designation.

The Board of Directors is responsible for overseeing our enterprise risk management process, including our information security program, compliance and risk management and cybersecurity risks. The CISO regularly provides reporting on cybersecurity matters to senior management and reports to the Board of Directors on at least a semi-annual basis and, going forward, to the newly formed Technology Committee of the Board of Directors on at least a quarterly basis. This reporting includes updates on our information security strategy, key cyber risks and threats, progress towards protecting the Company from such risks and threats, and assessments of our cybersecurity program with regard to emerging trends. Depending on the magnitude of a cybersecurity incident, certain matters are required to be reported promptly to the Board of Directors, as appropriate, in accordance with our security incident response plan.

The Board of Directors is in the process of creating a Technology Committee to have an oversight role regarding technology-based issues, including in relation to cybersecurity and generative artificial intelligence. With respect to cybersecurity, the committee's role may include assisting the Board of Directors in evaluating management's role in preparing, presenting and assessing our IT systems, reviewing our cyber risks and strategies as well as any significant incidents, and providing guidance regarding the Company's cybersecurity compliance obligations.

Item 2. *Properties*

Our principal executive offices are located in Fremont, California and Clearwater, Florida. We own our Fremont property, while the Clearwater location is currently leased. We operate distribution, integration, contact center and administrative facilities in different countries.

We occupy 158 facilities covering approximately 14.9 million square feet, including warehouse, logistics and administrative facilities. We own approximately 2.7 million square feet of property and lease the remainder. Our facilities are located in the following principal markets: the Americas – 54, Europe – 66 and APJ – 38.

We have sublet unused portions of some of our facilities. We believe our facilities are well maintained and adequate for current and near future operating needs. Upon the expiration or termination of any of our leased facilities, we believe we could obtain comparable office space.

Item 3. *Legal Proceedings*

We are from time to time involved in legal proceedings in the ordinary course of business. We do not believe that these proceedings will have a material adverse effect on the results of our operations, our financial position or the cash flows of our business.

In addition, we have been involved in various bankruptcy preference actions where we were a supplier to the companies now in bankruptcy. These preference actions are filed by the bankruptcy trustee on behalf of the bankrupt estate and generally seek to have payments made by the debtor within 90 days prior to the bankruptcy returned to the bankruptcy estate for allocation among all of the bankruptcy estate's creditors. We are not currently involved in any material preference proceedings.

In 2013, the French Autorité de la Concurrence ("Competition Authority") began an investigation into the French market for certain products of Apple, Inc., ("Apple") for which we are a distributor. In March 2020, the Competition Authority imposed fines on the Company, on another distributor, and on Apple, finding that the Company entered into an anticompetitive agreement with Apple regarding volume allocations of Apple products. The initial fine imposed on the Company was €76.1 million. The Company appealed its determination to the French courts, seeking to set aside or reduce the fine.

On October 6, 2022, the appeals court issued a ruling that reduced the fine imposed on us from €76.1 million to €24.9 million. As a result of the appeals court ruling, the Company paid €24.9 million through fiscal year 2022. We decreased our accrual established for this matter by $10.8 million during fiscal year 2022 which was recorded in "Other expense, net" in the Consolidated Statement of Operations. We continue to contest the arguments of the Competition Authority and have further appealed this matter. A civil lawsuit related to this matter, alleging anticompetitive actions in association with the established distribution networks for Apple, the Company and another distributor was filed by eBizcuss. On November 25, 2024, the Paris Commercial Court ruled in favor of the Company and the other defendants and dismissed the claims in the eBizcuss civil lawsuit. An appeal to the ruling has since been made by eBizcuss, and while we continue to evaluate this matter, based on the favorable ruling from the Paris Commercial Court, we believe the likelihood of a material loss related to the eBizcuss lawsuit is remote.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock, par value $0.001, is traded on the New York Stock Exchange, or NYSE, under the symbol "SNX."

As of January 15, 2025, our common stock was held by approximately 2,250 stockholders of record. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these stockholders of record.

Stock Price Performance Graph

The stock price performance graph below, which assumes a $100 investment on November 30, 2019, compares our cumulative total stockholder return, the S&P Midcap 400 Index and Computer and Peripheral Equipment index for the period beginning November 30, 2019 through November 30, 2024. The Computer and Peripheral Equipment index is based on the Standard Industrial Classification Code 5045—Wholesale Computer and Computer Peripheral Equipment and Software. The closing price per share of our common stock was $118.99 on November 30, 2024. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.



COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG
TD SYNNEX CORPORATION,
S&P MIDCAP 400 AND COMPUTERS & PERIPHERAL EQUIPMENT

ASSUMES $100 INVESTED ON NOV. 30, 2019
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDED NOV. 30, 2024

	Fiscal Years Ended					
	11/30/2019	11/30/2020	11/30/2021	11/30/2022	11/30/2023	11/30/2024
TD SYNNEX Corporation	$ 100.00	$ 130.90	$ 174.68	$ 174.92	$ 171.06	$ 209.28
S&P Midcap 400 Index	$ 100.00	$ 109.70	$ 138.74	$ 134.18	$ 135.74	$ 181.03
Computers and Peripheral Equipment	$ 100.00	$ 167.49	$ 181.29	$ 143.22	$ 144.09	$ 156.25

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding the Securities Authorized for Issuance under Equity Compensation Plans can be found under Item 12 of this Report.

Dividends

We have a history of paying quarterly cash dividends. Dividends declared per share by fiscal quarter in 2024 and 2023 were as follows:

| | Fiscal Years Ended November 30, | |
	2024	2023
First Quarter	$ 0.400	$ 0.350
Second Quarter	$ 0.400	$ 0.350
Third Quarter	$ 0.400	$ 0.350
Fourth Quarter	$ 0.400	$ 0.350

On January 10, 2025, the Company announced a cash dividend of $0.44 per share to stockholders of record as of January 24, 2025, payable on January 31, 2025. Dividends are subject to continued capital availability and the declaration by our Board of Directors in the best interest of our stockholders. The Company currently expects that comparable cash dividends will continue to be paid in the future.

Repurchases of Equity Securities

In January 2023, our Board of Directors authorized a three-year $1.0 billion share repurchase program. In March 2024, our Board of Directors authorized a new $2.0 billion share repurchase program. supplementing the $196.7 million remaining authorization under the prior program (collectively, the "share repurchase program"), pursuant to which we may repurchase our outstanding common stock from time to time in the open market or through privately negotiated transactions, including pursuant to one or more Rule 10b5-1 trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (the "Exchange Act"). The March 2024 share repurchase authorization does not have an expiration date.

The following table presents information with respect to purchases of common stock by the Company under the share repurchase program during the quarter ended November 30, 2024:

| | Issuer Purchases of Equity Securities (amounts in thousands except per share amounts) | | | |
Period	Total number of shares purchased	Average price paid per share [1]	Total number of shares purchased as part of publicly announced plans or program	Maximum dollar value of shares that may yet be purchased under the plans or program
September 1 - September 30, 2024	—	$ —	—	$ 1,886,009
October 1 - October 31, 2024	579	120.80	579	1,816,010
November 1 - November 30, 2024	267	120.09	267	1,784,010
Total	846	$ 120.58	846	

_____

[1] Excludes excise taxes, whether accrued or paid, and excludes broker's commissions.

Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

For an understanding of TD SYNNEX and the significant factors that influenced our performance during the past three fiscal years, the following discussion and analysis of our financial condition and results of operations should be read in conjunction with the description of the business appearing in Item 1 of this Report and Item 8 Financial Statements and Supplementary Data included elsewhere in this Report. Amounts in certain tables appearing in this Report may not add or compute due to rounding.

This section of the Form 10-K generally discusses fiscal years 2024 and 2023 items and year-to-year comparisons between fiscal years 2024 and 2023. Discussions of fiscal year 2022 items and year-to-year comparisons between fiscal years 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023 filed with the SEC on January 26, 2024.

In addition to historical information, the MD&A contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, but are not limited to, those matters discussed under the heading "Note Regarding Forward-looking Statements." Our actual results could differ materially from those anticipated by these forward-looking statements due to various factors, including, but not limited to, those set forth under Item 1A. Risk Factors of this Form 10-K and elsewhere in this document.

Overview

We are a Fortune 100 corporation and a leading global distributor and solutions aggregator for the information technology ("IT") ecosystem. We serve a critical role, bringing products from the world's leading and emerging technology vendors to market, and helping our customers create solutions best suited to maximize business outcomes for their end-user customers.

Economic and Industry Trends

We are highly dependent on the end-market demand for IT products, and on our partners' strategic initiatives and business models. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEM suppliers, replacement cycles for existing IT products, trends toward cloud computing, overall economic growth and general business activity. A difficult and challenging economic environment due to the continued persistence of inflation, elevated interest rates, and market volatility as a result of military conflicts in certain countries may also lead to consolidation or decline in the IT distribution industry and increased price-based competition. Our results in fiscal 2023 were also negatively impacted by post-pandemic declines in demand for personal computing ecosystem products. Our systems design and integration solutions business is highly dependent on the demand for cloud infrastructure, and the number of key customers and suppliers in the market. Our business includes operations in the Americas, Europe and Asia-Pacific and Japan ("APJ"), so we are affected by demand for our products in those regions, as well as the impact of fluctuations in foreign currency exchange rates compared to the U.S. dollar.

Acquisitions

We continually seek to augment organic growth in our business with strategic acquisitions of businesses and assets that complement and expand our existing capabilities. We also divest businesses that we deem no longer strategic to our ongoing operations. We seek to acquire new OEM relationships, enhance our supply chain and integration capabilities, the services we provide to our customers and OEM suppliers, and expand our geographic footprint.

On March 22, 2021, we entered into an agreement and plan of merger (the "Merger Agreement") which provided that legacy SYNNEX Corporation would acquire legacy Tech Data Corporation, a Florida corporation ("Tech Data") through a series of mergers, which would result in Tech Data becoming an indirect subsidiary of TD SYNNEX Corporation (collectively, the "Merger"). On September 1, 2021, pursuant to the terms of the Merger Agreement, we acquired all the outstanding shares of common stock of Tiger Parent (AP) Corporation, the parent corporation of Tech Data, for consideration of $1.6 billion in cash ($1.1 billion in cash after giving effect to a $500.0 million equity contribution by Tiger Parent Holdings, L.P., Tiger Parent (AP) Corporation's sole stockholder and an affiliate of Apollo Global Management, Inc., to Tiger Parent (AP) Corporation prior to the effective time of the Merger) and 44 million shares of common stock of SYNNEX, valued at approximately $5.6 billion.

Results of Operations

The following table sets forth, for the indicated periods, data as percentages of total revenue:

	Fiscal Years Ended November 30,	
Consolidated Statements of Operations Data:	**2024**	**2023**
Revenue	100.00 %	100.00 %
Cost of revenue	(93.19) %	(93.13)%
Gross profit	6.81 %	6.87 %
Selling, general and administrative expenses	(4.65) %	(4.64)%
Acquisition, integration and restructuring costs	(0.12) %	(0.36)%
Operating income	2.04 %	1.87 %
Interest expense and finance charges, net	(0.55) %	(0.50)%
Other expense, net	(0.01) %	(0.00)%
Income before income taxes	1.48 %	1.37 %
Provision for income taxes	(0.30) %	(0.28)%
Net income	1.18 %	1.09 %

Certain Non-GAAP Financial Information

In addition to disclosing financial results that are determined in accordance with GAAP, we also disclose certain non-GAAP financial information, including:

- Revenue in constant currency, which is revenue adjusted for the translation effect of foreign currencies so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Revenue in constant currency is calculated by translating the revenue for the fiscal year ended November 30, 2024 in the billing currency using the comparable prior period currency conversion rate. Generally, when the dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower than growth reported at actual exchange rates.

- Non-GAAP gross profit, which is gross profit, adjusted to exclude the portion of purchase accounting adjustments that affected cost of revenue.

- Non-GAAP gross margin, which is non-GAAP gross profit, as defined above, divided by revenue.

- Non-GAAP operating income, which is operating income, adjusted to exclude acquisition, integration and restructuring costs, amortization of intangible assets, share-based compensation expense and purchase accounting adjustments.

- Non-GAAP operating margin, which is non-GAAP operating income, as defined above, divided by revenue.

- Non-GAAP net income, which is net income, adjusted to exclude acquisition, integration and restructuring costs, amortization of intangible assets, share-based compensation expense, purchase accounting adjustments and income taxes related to the aforementioned items.

- Non-GAAP diluted earnings per common share ("EPS"), which is diluted EPS excluding the per share impact of acquisition, integration and restructuring costs, amortization of intangible assets, share-based compensation expense, purchase accounting adjustments and income taxes related to the aforementioned items.

Acquisition, integration and restructuring costs, which are expensed as incurred, primarily represent professional services costs for legal, banking, consulting and advisory services, severance and other personnel related costs, share-based compensation expense and debt extinguishment fees that are incurred in connection with acquisition, integration, restructuring and divestiture activities. From time to time, this category may also include transaction-related gains/losses on divestitures/spin-off of businesses, costs related to long-lived assets including impairment charges and accelerated depreciation and amortization expense due to changes in asset useful lives, as well as various other costs associated with the acquisition or divestiture.

Our acquisition activities have resulted in the recognition of finite-lived intangible assets which consist primarily of customer relationships and vendor lists. Finite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets is reflected in our Consolidated Statements of Operations. Although intangible assets contribute to our revenue generation, the amortization of intangible assets does not directly relate to the sale of our products. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of our acquisition activity. Accordingly, we believe excluding the amortization of intangible assets, along with the other non-GAAP adjustments which neither relate to the ordinary course of our business nor reflect our underlying business performance, enhances our and our investors' ability to compare our past financial performance with our current performance and to analyze underlying business performance and trends. Intangible asset amortization excluded from the related non-GAAP financial measure represents the entire amount recorded within our GAAP financial statements, and the revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. Intangible asset amortization is excluded from the related non-GAAP financial measure because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised.

Share-based compensation expense is a non-cash expense arising from the grant of equity awards to employees and non-employee members of our Board of Directors based on the estimated fair value of those awards. Although share-based compensation is an important aspect of the compensation of our employees, the fair value of the share-based awards may bear little resemblance to the actual value realized upon the vesting or future exercise of the related share-based awards and the expense can vary significantly between periods as a result of the timing of grants of new stock-based awards, including grants in connection with acquisitions. Given the variety and timing of awards and the subjective assumptions that are necessary when calculating share-based compensation expense, we believe this additional information allows investors to make additional comparisons between our operating results from period to period.

Purchase accounting adjustments are primarily related to the impact of recognizing the acquired vendor and customer liabilities from the Merger at fair value. These adjustments benefited our non-GAAP operating income through the third fiscal quarter of fiscal 2023 based on historical settlement patterns with our vendors and in accordance with the timing defined in our policy for releasing vendor and customer liabilities we deem remote to be paid.

We believe that providing this additional information is useful to the reader to better assess and understand our base operating performance, especially when comparing results with previous periods and for planning and forecasting in future periods, primarily because management typically monitors the business adjusted for these items in addition to GAAP results. Management also uses these non-GAAP measures to establish operational goals and, in some cases, for measuring performance for compensation purposes. As these non-GAAP financial measures are not calculated in accordance with GAAP, they may not necessarily be comparable to similarly titled measures employed by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures and should be used as a complement to, and in conjunction with, data presented in accordance with GAAP.

Fiscal Years Ended November 30, 2024 and 2023:

Revenue

The following table summarizes our revenue and change in revenue by segment for the fiscal years ended November 30, 2024 and 2023:

	Fiscal Years Ended November 30,		Percent Change
	2024	2023	2024 to 2023
Revenue in constant currency	(in thousands)		
Consolidated			
Revenue	$ 58,452,436	$ 57,555,416	1.6 %
Impact of changes in foreign currencies	(121,648)	—	
Revenue in constant currency	$ 58,330,788	$ 57,555,416	1.3 %
Americas			
Revenue	$ 34,791,848	$ 34,573,859	0.6 %
Impact of changes in foreign currencies	32,915	—	
Revenue in constant currency	$ 34,824,763	$ 34,573,859	0.7 %
Europe			
Revenue	$ 19,634,156	$ 19,422,297	1.1 %
Impact of changes in foreign currencies	(226,889)	—	
Revenue in constant currency	$ 19,407,267	$ 19,422,297	(0.1)%
APJ			
Revenue	$ 4,026,432	$ 3,559,260	13.1 %
Impact of changes in foreign currencies	72,326	—	
Revenue in constant currency	$ 4,098,758	$ 3,559,260	15.2 %

Consolidated Commentary

During the fiscal year ended November 30, 2024, consolidated revenue increased by $897.0 million and consolidated revenue in constant currency increased by $775.4 million, as compared to the prior fiscal year. The increases are primarily driven by growth in our Advanced Solutions portfolio, partially offset by the presentation of additional revenue on a net basis due to changes in product mix, which negatively impacted our revenue growth by approximately $1.2 billion, or 2%.

Americas Commentary

During the fiscal year ended November 30, 2024, Americas revenue increased by $218.0 million and Americas revenue in constant currency increased by $250.9 million, as compared to the prior fiscal year. The increases are primarily driven by growth in our Advanced Solutions portfolio, partially offset by the presentation of additional revenue on a net basis due to changes in product mix, which negatively impacted our revenue growth by approximately $960 million, or 3%, and a decline in our Endpoint Solutions portfolio in the region.

Europe Commentary

During the fiscal year ended November 30, 2024, Europe revenue increased by $211.9 million and Europe revenue in constant currency slightly decreased by $15.0 million, as compared to the prior fiscal year. The increase in revenue is primarily driven by growth in our Endpoint Solutions portfolio in the region, along with the impact of changes in foreign currencies, partially offset by the presentation of additional revenue on a net basis due to changes in product mix, which negatively impacted our revenue growth by approximately $200 million, or 1%. The impact of changes in foreign currencies is primarily due to the strengthening of the euro against the U.S. dollar.

APJ Commentary

During the fiscal year ended November 30, 2024, APJ revenue increased by $467.2 million and APJ revenue in constant currency increased by $539.5 million, as compared to the prior fiscal year. The increases are primarily driven by growth in our Advanced Solutions portfolio in the region, partially offset by the presentation of additional revenue on a net basis due to changes in product mix, which negatively impacted our revenue by approximately $60 million, or 2%. The impact of changes in foreign currencies is primarily due to the weakening of the Japanese yen against the U.S. Dollar.

Gross Profit

Gross Profit and Gross Margin - Consolidated	Fiscal Years Ended November 30,		Percent Change
	2024	2023	2024 to 2023
	(in thousands)		
Revenue	$58,452,436	$57,555,416	1.6 %
Gross profit	$ 3,981,306	$ 3,956,829	0.6 %
Purchase accounting adjustments	—	15,047	
Non-GAAP gross profit	$ 3,981,306	$ 3,971,876	0.2 %
GAAP gross margin	6.81 %	6.87 %	
Non-GAAP gross margin	6.81 %	6.90 %	

Our gross margin is affected by a variety of factors, including competition, selling prices, mix of products, the percentage of revenue that is presented on a net basis, product costs along with rebate and discount programs from our suppliers, reserves or settlement adjustments, freight costs, inventory losses and fluctuations in revenue.

Our gross profit, on both a GAAP and non-GAAP basis, increased during the fiscal year ended November 30, 2024, as compared to the prior fiscal year, primarily due to the increase in revenue. Our gross margin, on both a GAAP and non-GAAP basis, slightly decreased during the fiscal year ended November 30, 2024, as compared to the prior fiscal year, primarily due to higher strategic technologies margins in the prior year period. The presentation of additional revenues on a net basis due to changes in product mix positively impacted our gross margin by approximately 14 basis points.

Selling, General and Administrative Expenses

	Fiscal Years Ended November 30,		Percent Change
	2024	2023	2024 to 2023
	(in thousands)		
Selling, general and administrative expenses	$ 2,715,781	$ 2,672,562	1.6 %
Percentage of revenue	4.65 %	4.64 %	

Our selling, general and administrative expenses consist primarily of personnel costs such as salaries, commissions, bonuses, share-based compensation and temporary personnel costs. Selling, general and administrative expenses also include cost of warehouses, delivery centers and other non-integration facilities, utility expenses, legal and professional fees, depreciation on certain of our capital equipment, bad debt expense, amortization of our intangible assets, and marketing expenses, offset in part by reimbursements from our OEM suppliers.

Selling, general and administrative expenses increased in fiscal year 2024, compared to fiscal year 2023, primarily due to higher personnel costs and higher share-based compensation expense, partially offset by lower credit costs. Selling, general and administrative expenses as a percentage of revenue was relatively flat compared to the prior year period. A greater percentage of our revenue was presented on a net basis due to changes in product mix, which increased the ratio of selling, general and administrative expenses as a percentage of revenue for fiscal year 2024 by approximately 10 basis points.

Acquisition, Integration and Restructuring Costs

Acquisition, integration and restructuring costs are primarily comprised of costs related to the Merger and costs related to the Global Business Optimization 2 Program initiated by Tech Data prior to the Merger (the "GBO 2 Program"). Costs related to the GBO 2 Program were $3.9 million and $9.4 million during the fiscal years ended November 30, 2024 and 2023, respectively. Acquisition, integration and restructuring costs related to other acquisitions were $3.0 million for fiscal year 2024. We do not expect to incur additional costs under the GBO 2 Program in future periods.

The Merger

We substantially completed the acquisition, integration and restructuring activities related to the Merger during the first half of fiscal year 2024, and there are no related expenses expected in future periods. We previously incurred acquisition, integration and restructuring costs related to the completion of the Merger, including professional services costs, personnel and other costs, long-lived assets charges and termination fees and stock-based compensation expense. Professional services costs are primarily comprised of IT and other consulting services, as well as legal expenses. Personnel and other costs are primarily comprised of costs related to retention and other bonuses, severance and duplicative labor costs. Long-lived asset charges and termination fees include accelerated depreciation and amortization expense of $5.5 million and $17.4 million during fiscal years 2024 and 2023, respectively, due to changes in asset useful lives in conjunction with the consolidation of certain IT systems. Long-lived asset charges and termination fees also include $17.0 million and $24.4 million recorded during fiscal years 2024 and 2023, respectively, for termination fees related to certain IT systems. Stock-based compensation expense primarily relates to costs associated with the conversion of certain Tech Data performance-based equity awards issued prior to the Merger into restricted shares of TD SYNNEX (refer to Note 4 – Share-Based Compensation to the Consolidated Financial Statements for further information) and expenses for certain restricted stock awards issued in conjunction with the Merger.

In July 2023, we offered a voluntary severance program ("VSP") to certain co-workers in the United States as part of our cost optimization efforts related to the Merger. We incurred $10.1 million of costs in connection with the VSP during fiscal year 2024, including $8.0 million of severance costs and $2.1 million of duplicative labor costs. We incurred $52.1 million of costs in connection with the VSP during fiscal year 2023, including $42.3 million of severance costs and $9.8 million of duplicative labor costs.

During the fiscal years ended November 30, 2024 and 2023, acquisition and integration expenses related to the Merger were composed of the following:

	Fiscal Years Ended November 30,			
	2024		2023	
	(in thousands)			
Professional services costs	$	16,456	$	20,775
Personnel and other costs		15,279		46,464
Long-lived assets charges and termination fees		22,533		41,812
Stock-based compensation		—		35,709
Voluntary severance program costs		10,113		52,091
Total	$	64,381	$	196,851

Operating Income

The following tables provide an analysis of operating income and non-GAAP operating income on a consolidated and regional basis as well as a reconciliation of operating income to non-GAAP operating income on a consolidated and regional basis for the fiscal years ended November 30, 2024 and 2023:

	Fiscal Years Ended November 30,		Percent Change
	2024	2023	2024 to 2023
Operating Income and Operating Margin - Consolidated	(in thousands)		
Revenue	$58,452,436	$57,555,416	
Operating income	$ 1,194,211	$ 1,078,032	10.8 %
Acquisition, integration and restructuring costs	71,314	206,235	
Amortization of intangibles	292,304	293,737	
Share-based compensation	69,201	49,273	
Purchase accounting adjustments	—	15,047	
Non-GAAP operating income	$ 1,627,030	$ 1,642,324	(0.9)%
Operating margin	2.04 %	1.87 %	
Non-GAAP operating margin	2.78 %	2.85 %	

Consolidated operating income and margin increased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to lower acquisition, integration and restructuring costs.

Consolidated non-GAAP operating income slightly decreased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to a decrease in strategic technologies gross margins and higher personnel costs, partially offset by the increase in revenue and lower credit costs.

Consolidated non-GAAP operating margin slightly decreased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to the decrease in strategic technologies gross margins and higher personnel costs, partially offset by lower credit costs.

	Fiscal Years Ended November 30,		Percent Change
	2024	2023	2024 to 2023
Operating Income and Operating Margin - Americas	(in thousands)		
Revenue	$34,791,848	$34,573,859	
Operating income	$ 817,548	$ 736,605	11.0 %
Acquisition, integration and restructuring costs	53,245	165,845	
Amortization of intangibles	165,860	169,569	
Share-based compensation	45,107	35,955	
Non-GAAP operating income	$ 1,081,760	$ 1,107,974	(2.4)%
Operating margin	2.35 %	2.13 %	
Non-GAAP operating margin	3.11 %	3.20 %	

Americas operating income increased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to lower acquisition, integration and restructuring costs, lower credit costs and an increase in revenue, partially offset by a decrease in strategic technologies gross margins.

Americas operating margin increased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to lower acquisition, integration and restructuring costs, lower credit costs, and the impact of the presentation of additional revenue on a net basis due to changes in product mix, partially offset by the decrease in strategic technologies gross margins.

Americas non-GAAP operating income decreased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to the decrease in strategic technologies gross margins, partially offset by lower credit costs.

Americas non-GAAP operating margin decreased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to the decrease in strategic technologies gross margins, partially offset by lower credit costs and the impact of the presentation of additional revenue on a net basis due to changes in product mix.

	Fiscal Years Ended November 30,		Percent Change
	2024	2023	2024 vs. 2023
Operating Income and Operating Margin - Europe	(in thousands)		
Revenue	$19,634,156	$19,422,297	
Operating income	$ 263,913	$ 236,477	11.6 %
Acquisition, integration and restructuring costs	16,831	37,091	
Amortization of intangibles	123,567	121,680	
Share-based compensation	20,318	11,255	
Purchase accounting adjustments	—	15,047	
Non-GAAP operating income	$ 424,629	$ 421,550	0.7 %
Operating margin	1.34 %	1.22 %	
Non-GAAP operating margin	2.16 %	2.17 %	

Europe operating income increased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to lower acquisition, integration and restructuring costs, the prior year impact of purchase accounting adjustments related to the Merger and an increase in revenue.

Europe operating margin increased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to lower acquisition, integration and restructuring costs and the prior year impact of purchase accounting adjustments related to the Merger.

Europe non-GAAP operating income slightly increased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to the increase in revenue.

Europe non-GAAP operating margin was relatively flat during the fiscal year ended November 30, 2024, compared to the prior fiscal year.

	Fiscal Years Ended November 30,		Percent Change
	2024	2023	2024 vs. 2023
Operating Income and Operating Margin - APJ	(in thousands)		
Revenue	$ 4,026,432	$ 3,559,260	
Operating income	$ 112,750	$ 104,950	7.4 %
Acquisition, integration and restructuring costs	1,238	3,299	
Amortization of intangibles	2,877	2,488	
Share-based compensation	3,776	2,063	
Non-GAAP operating income	$ 120,641	$ 112,800	7.0 %
Operating margin	2.80 %	2.95 %	
Non-GAAP operating margin	3.00 %	3.17 %	

APJ operating income and non-GAAP operating income increased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to the increase in revenue, partially offset by higher personnel costs.

APJ operating margin and non-GAAP operating margin decreased during the fiscal year ended November 30, 2024, compared to the prior fiscal year, primarily due to a decrease in gross margin in the region, partially offset by a decrease in selling, general and administrative expenses as a percentage of revenue due to the increase in revenue.

Interest Expense and Finance Charges, Net

	Fiscal Years Ended November 30,		Percent Change
	2024	2023	2024 vs. 2023
	(in thousands)		
Interest expense and finance charges, net	$ 319,458	$ 288,318	10.8 %
Percentage of revenue	0.55 %	0.50 %	

Amounts recorded in interest expense and finance charges, net, consist primarily of interest expense on our Senior Notes, our lines of credit, our term loans and our accounts receivable securitization facility, and fees associated with the sale of accounts receivable, partially offset by income earned on our cash investments.

Our interest expense and finance charges net, increased during fiscal year 2024, compared to fiscal year 2023, primarily due to increased costs associated with the sale of accounts receivable due to higher discount fees, which totaled $67.8 million and $51.1 million during the fiscal years ended November 30, 2024 and 2023, respectively, along with higher average interest rates on our Senior Notes.

Other Expense, Net

	Fiscal Years Ended November 30,		Change in Dollars
	2024	2023	2024 vs. 2023
	(in thousands)		
Other expense, net	$ 8,718	$ 206	$ 8,512
Percentage of revenue	0.01 %	0.00 %	

Amounts recorded as other expense, net include foreign currency transaction gains and losses on certain financing transactions and the related derivative instruments used to hedge such financing transactions, the cost of hedging, investment gains and losses, and other non-operating gains and losses, such as settlements received from class action lawsuits.

During fiscal year 2024, our other expense, net increased compared to fiscal year 2023. Fiscal year 2024 other expense, net consisted primarily of foreign currency hedging costs. Fiscal year 2023 other expense, net was lower due to legal settlements received of $10.7 million, which partially offset our foreign currency hedging costs. These legal settlements did not recur in fiscal year 2024.

Provision for Income Taxes

	Fiscal Years Ended November 30,		Percent Change
	2024	2023	2024 vs. 2023
	(in thousands)		
Provision for income taxes	$ 176,944	$ 162,597	8.8 %
Percentage of income before income taxes	20.43 %	20.59 %	

Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and foreign jurisdictions.

Our income tax expense increased during the fiscal year ended November 30, 2024, as compared to the prior fiscal year, primarily due to higher income during the period. The effective tax rate for fiscal year 2024 was slightly lower when compared to the prior fiscal year primarily due to the utilization of tax credits earned in certain jurisdictions and the relative mix of earnings and losses within the taxing jurisdictions in which we operate, partially offset by current year withholding taxes in certain jurisdictions and other favorable tax items in the prior fiscal year.

Net Income and Diluted EPS

The following tables present net income and diluted EPS as well as a reconciliation of our most comparable GAAP measures to the related non-GAAP measures presented:

	Fiscal Years Ended November 30,	
	2024	2023
Net Income - Consolidated	(in thousands)	
Net income	$ 689,091	$ 626,911
Acquisition, integration and restructuring costs	71,314	213,585
Amortization of intangibles	292,304	293,737
Share-based compensation	69,201	49,273
Purchase accounting adjustments	—	15,047
Income taxes related to above	(109,973)	(144,994)
Non-GAAP net income	$ 1,011,937	$ 1,053,559

	Fiscal Years Ended November 30,	
	2024	2023
Diluted Earnings Per Common Share		
Diluted EPS[1]	$ 7.95	$ 6.70
Acquisition, integration and restructuring costs	0.83	2.28
Amortization of intangibles	3.37	3.14
Share-based compensation	0.80	0.53
Purchase accounting adjustments	—	0.16
Income taxes related to above	(1.27)	(1.55)
Non-GAAP diluted EPS	$ 11.68	$ 11.26

---

[1] Diluted EPS is calculated using the two-class method. Unvested restricted stock awards granted to employees are considered participating securities. For purposes of calculating Diluted EPS, net income allocated to participating securities was approximately 0.9% and 0.8% of net income for the fiscal years ended November 30, 2024 and 2023, respectively.

Liquidity and Capital Resources

Cash Conversion Cycle

		Three Months Ended	
		November 30, 2024	November 30, 2023
		(in thousands)	
Days sales outstanding ("DSO")			
Revenue	(a)	$ 15,844,563	$ 14,407,306
Accounts receivable, net	(b)	10,341,625	10,297,814
Days sales outstanding	(c) = ((b)/(a))*the number of days during the period	60	65
Days inventory outstanding ("DIO")			
Cost of revenue	(d)	$ 14,803,618	$ 13,388,727
Inventories	(e)	8,287,048	7,146,274
Days inventory outstanding	(f) = ((e)/(d))*the number of days during the period	51	49
Days payable outstanding ("DPO")			
Cost of revenue	(g)	$ 14,803,618	$ 13,388,727
Accounts payable	(h)	15,084,107	13,347,281
Days payable outstanding	(i) = ((h)/(g))*the number of days during the period	93	91
Cash conversion cycle ("CCC")	(j) = (c)+(f)-(i)	18	23

Cash Flows

Our business is working capital intensive. Our working capital needs are primarily to finance accounts receivable and inventory. We rely heavily on term loans, sales of accounts receivable, our securitization program, our revolver programs and net trade credit from vendors for our working capital needs. We have financed our growth and cash needs to date primarily through cash generated from operations and financing activities. As a general rule, when sales volumes are increasing, our net investment in working capital dollars typically increases, which generally results in decreased cash flow generated from operating activities. Conversely, when sales volumes decrease, our net investment in working capital dollars typically decreases, which generally results in increases in cash flows generated from operating activities. We calculate CCC as days of the last fiscal quarter's revenue outstanding in accounts receivable plus days of supply on hand in inventory, less days of the last fiscal quarter's cost of revenue outstanding in accounts payable. Our CCC was 18 days at the end of fiscal year 2024, and 23 days at the end of fiscal year 2023, respectively. Our CCC decreased, as compared to fiscal year 2023, primarily due to a decrease in DSO as our revenue increased year-over-year while our accounts receivable balance remained relatively consistent due to increased collections.

To increase our market share and better serve our customers, we may further expand our operations through investments or acquisitions. We expect that any such expansions would require an initial investment in working capital, personnel, facilities and operations. These investments or acquisitions would likely be funded primarily by our existing cash and cash equivalents, additional borrowings, or the issuance of securities.

Operating Activities

Net cash provided by operating activities was $1.2 billion during fiscal year 2024 compared to net cash provided by operating activities of $1.4 billion during fiscal year 2023. The decrease in net cash provided by operating activities was primarily due to a decrease in inventory during fiscal year 2023 related to ongoing sell-through of strategic inventory purchases that occurred during fiscal year 2022, as compared to an increase in inventory in fiscal year 2024 correlated with the year-over-year revenue growth in the fourth quarter, as well as a decrease in other accrued liabilities in fiscal year 2024. This change was partially offset by an increase in accounts payable during fiscal year 2024 related to the increase in inventory purchases and associated timing of cash payments, as compared to a decrease in accounts payable during fiscal year 2023 correlated with the decrease in inventory in the prior year.

Investing Activities

Net cash used in investing activities was $193.8 million and $156.4 million during fiscal years 2024 and 2023, respectively. The increase in cash used in investing activities is primarily due to cash paid for the acquisition of businesses in the current year of $43.7 million, increased capital expenditures of $25.1 million and an increase in payments to settle net investment hedges of $14.3 million, partially offset by proceeds from the sale of a building in the current year of $42.9 million.

Financing Activities

Net cash used in financing activities was $953.1 million and $785.9 million during fiscal years 2024 and 2023, respectively. The increase in net cash used in financing activities as compared to fiscal year 2023 is primarily due to an increase in net repayments of long-term borrowings of $114.5 million, primarily due to the net repayment of senior notes, an increase in net repayments of short-term borrowings of $37.0 million and $13.9 million of debt issuance costs.

We believe our current cash balances, cash flows from operations and credit availability are sufficient to support our operating activities for at least the next twelve months.

Capital Resources

Our cash and cash equivalents totaled $1.1 billion and $1.0 billion as of November 30, 2024 and 2023, respectively. Our cash and cash equivalents held by international subsidiaries are no longer subject to U.S. federal tax on repatriation into the United States. Repatriation of some foreign balances is restricted by local laws. If in the future we repatriate foreign cash back to the United States, we will report in our Consolidated Financial Statements the impact of state and withholding taxes depending upon the planned timing and manner of such repatriation. Presently, we believe we have sufficient resources, cash flow and liquidity within the United States to fund current and expected future working capital, investment and other general corporate funding requirements.

We believe that our available cash and cash equivalents balances, cash flows from operations and our existing sources of liquidity, including available capacity under our borrowing facilities, will be sufficient to satisfy our current and planned working capital and investment needs, for the next twelve months in all geographies. We also believe that our longer-term working capital, planned capital expenditures, anticipated stock repurchases, dividend payments and other general corporate funding requirements will be satisfied through cash flows from operations and, to the extent necessary, from our borrowing facilities and future financial market activities.

Credit Facilities and Borrowings

In the United States, we have an accounts receivable securitization program to provide additional capital for our operations (the "U.S. AR Arrangement"). Under the terms of the U.S. AR Arrangement, we and our subsidiaries that are party to the U.S. AR Arrangement can borrow up to a maximum of $1.5 billion based upon eligible trade accounts receivable. The U.S. AR Arrangement, as amended, has a maturity date of November 2026. We also have an amended and restated credit agreement, dated as of April 16, 2024 (as amended, the "TD SYNNEX Credit Agreement"), pursuant to which we received commitments for the extension of a senior unsecured revolving credit facility not to exceed an aggregate principal amount of $3.5 billion, which revolving credit facility (the "TD SYNNEX Revolving Credit Facility") may, at our request but subject to the lenders' discretion, potentially be increased by up to an aggregate amount of $500.0 million. There were no amounts outstanding under the U.S. AR Arrangement or the TD SYNNEX Revolving Credit Facility at November 30, 2024, or 2023, respectively.

The TD SYNNEX Credit Agreement also includes a $1.5 billion term loan facility (the "TD SYNNEX Term Loan") that was fully funded in connection with the Merger. The TD SYNNEX Term Loan has a maturity date of September 2026. As amended, the TD SYNNEX Revolving Credit Facility will mature on April 16, 2029, subject, in the lender's discretion, to two one-year extensions upon our prior notice to the lenders.

On April 19, 2024, we entered into a Term Loan Credit Agreement (the "2024 Term Loan Credit Agreement") which provides for a senior unsecured term loan in the amount of $750.0 million (the "2024 Term Loan"). The proceeds from the 2024 Term Loan were used to repay a portion of the TD SYNNEX Term Loan. The 2024 Term Loan will mature on September 1, 2027.

We have various other committed and uncommitted lines of credit with financial institutions, short-term loans, term loans, credit facilities and book overdraft facilities, totaling approximately $570.5 million in borrowing capacity as of November 30, 2024. Our borrowings on these facilities vary within the period primarily based on changes in our working capital. There was $171.1 million outstanding on these facilities at November 30, 2024, at a weighted average interest rate of 7.91%, and there was $208.7 million outstanding at November 30, 2023, at a weighted average interest rate of 7.52%.

Historically, we have renewed our accounts receivable securitization program and our parent company credit facilities on, or prior to, their respective expiration dates. We have no reason to believe that these and other arrangements will not be renewed or replaced as we continue to be in good credit standing with the participating financial institutions. We have had similar borrowing arrangements with various financial institutions throughout our years as a public company.

We had total outstanding borrowings of approximately $3.9 billion and $4.1 billion as of November 30, 2024 and 2023, respectively. Our outstanding borrowings include Senior Notes of $2.4 billion and $2.5 billion at November 30, 2024 and 2023, respectively and term loans described above as the TD SYNNEX Term Loan and 2024 Term Loan of approximately $1.3 billion and $1.4 billion at November 30, 2024 and 2023, respectively. For additional information on our borrowings, see Note 10 - Borrowings to the Consolidated Financial Statements included in Part II, Item 8 of this Report.

Accounts Receivable Purchase Agreements

We have uncommitted accounts receivable purchase agreements under which trade accounts receivable owed by certain customers may be acquired, without recourse, by certain financial institutions. Available capacity under these programs is dependent upon the level of our trade accounts receivable eligible to be sold into these programs and the financial institutions' willingness to purchase such receivables. In addition, certain of these programs also require that we continue to service, administer and collect the sold accounts receivable. At November 30, 2024 and 2023, we had a total of $1.2 billion and $864.6 million, respectively, of trade accounts receivable sold to and held by financial institutions under these programs. Discount fees for these programs in the years ended November 30, 2024 and 2023 totaled $67.8 million and $51.1 million, respectively.

Share Repurchase Program

In January 2023, our Board of Directors authorized a three-year $1.0 billion share repurchase program. In March 2024, our Board of Directors authorized a new $2.0 billion share repurchase program, supplementing the amount remaining under the existing program, pursuant to which we may repurchase our outstanding common stock from time to time in the open market or through privately negotiated transactions, including pursuant to one or more Rule 10b5-1 trading plans adopted in accordance with Rule 10b5-1 of the Exchange Act. The March 2024 share repurchase authorization does not have an expiration date. We repurchased 5.5 million shares of common stock for $611.9 million and 6.5 million shares of common stock for $620.7 million in fiscal 2024 and 2023, respectively. As of November 30, 2024, we had $1.8 billion available for future repurchases of our common stock. For additional information on our share repurchase program, see Note 5 - Stockholders' Equity to the Consolidated Financial Statements included in Part II, Item 8 of this Report.

Covenant Compliance

Our credit facilities have a number of covenants and restrictions that require us to maintain specified financial ratios. They also limit our (or our subsidiaries', as applicable) ability to incur additional debt or liens, enter into agreements with affiliates, modify the nature of our business, and merge or consolidate. As of November 30, 2024, we were in compliance with all material covenants for the above arrangements.

Contractual Obligations

We are contingently liable under agreements, without expiration dates, to repurchase repossessed inventory acquired by flooring companies as a result of default on floor plan financing arrangements by our customers. There have been no material repurchases through November 30, 2024 under these agreements and we are not aware of any pending customer defaults or repossession obligations. As we do not have access to information regarding the amount of inventory purchased from us still on hand with the customer at any point in time, our repurchase obligations relating to inventory cannot be reasonably estimated.

Critical Accounting Policies and Estimates

The discussions and analysis of our consolidated financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve the more significant judgments, estimates and/or assumptions used in the preparation of our Consolidated Financial Statements.

Revenue Recognition

We generate revenue primarily from the sale of various IT products.

We recognize revenues from the sale of IT hardware and software as control is transferred to customers, which is at the point in time when the product is shipped or delivered. We account for a contract with a customer when it has written approval, the contract is committed, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of collection. Binding purchase orders from customers together with agreement to our terms and conditions of sale by way of an executed agreement or other signed documents are considered to be the contract with a customer. Products sold by us are delivered via shipment from our facilities, drop-shipment directly from the vendor, or by electronic delivery of software products. In situations where arrangements include customer acceptance provisions, revenue is recognized when we can objectively verify the products comply with specifications underlying acceptance and the customer has control of the products. Revenue is presented net of taxes collected from customers and remitted to government authorities. We generally invoice a customer upon shipment, or in accordance with specific contractual provisions. Payments are due as per contract terms and do not contain a significant financing component. In relation to product support, supply chain management and other services that we perform, revenue is recognized over time as the services are performed. Service revenues represents less than 10% of the total revenue for the periods presented.

Provisions for sales returns and allowances are estimated based on historical data and are recorded concurrently with the recognition of revenue. A liability is recorded at the time of sale for estimated product returns based upon historical experience and an asset is recognized for the amount expected to be recorded in inventory upon product return. These provisions are reviewed and adjusted periodically. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers, which are considered variable consideration, at the time of sale based on an evaluation of the contract terms and historical experience.

We recognize revenue on a net basis on certain contracts, where our performance obligation is to arrange for the products or services to be provided by another party or the rendering of logistics services for the delivery of inventory for which we do not assume the risks and rewards of ownership, by recognizing the margins earned in revenue with no associated cost of revenue. Such arrangements include supplier service contracts, post-contract software support services, cloud computing and software as a service arrangements, certain fulfillment contracts, extended warranty contracts and certain of our systems design and integration solutions arrangements which operate under a customer-owned procurement model.

We consider shipping and handling activities as costs to fulfill the sale of products. Shipping revenue is included in revenue when control of the product is transferred to the customer, and the related shipping and handling costs are included in cost of revenue.

Goodwill, intangible assets and long-lived assets

The values assigned to intangible assets include estimates and judgment regarding expectations for the length of customer relationships acquired in a business combination. Included within intangible assets is an indefinite lived trade name intangible asset. Our indefinite lived trade name intangible asset is considered a single unit of accounting and is tested for impairment at the consolidated level annually as of September 1, and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. No impairment of our indefinite lived trade name intangible asset has been identified for any of the periods presented. Other purchased intangible assets are amortized over the useful lives based on estimates of the use of the economic benefit of the asset or on the straight-line amortization method.

We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination and test for impairment annually as of September 1, or more frequently if events or changes in circumstances indicate that it may be impaired. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The factors that are considered in the qualitative analysis include macroeconomic conditions, industry and market considerations, cost factors such as increases in product cost, labor, or other costs that would have a negative effect on earnings and cash flows; and other relevant entity-specific events and information. We also have the option to bypass the qualitative assessment for any reporting unit in any period.

If the reporting unit does not pass or we choose to bypass the qualitative assessment, then the reporting unit's carrying value is compared to its fair value. The fair values of the reporting units are estimated using market and discounted cash flow approaches. The assumptions used in the market approach are based on the value of a business through an analysis of sales and other multiples of guideline companies and recent sales or offerings of a comparable entity. The assumptions used in the discounted cash flow approach are based on historical and forecasted revenue, operating costs, working capital requirements, future economic conditions, discount rates, and other relevant factors. The assumptions used in the market and discounted cash flow approaches include inherent uncertainty and actual results could differ from these estimates. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value and the excess is recognized as an impairment loss. No goodwill impairment has been identified for any of the years presented.

We performed our annual goodwill impairment test as of September 1, 2024 as a qualitative assessment, and determined that for all reporting units, it was not more likely than not that the fair value of the reporting unit was less than its carrying value.

We review the recoverability of our long-lived assets, such as finite-lived intangible assets, property and equipment and certain other assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Tax on global low-taxed intangible income is accounted for as a current expense in the period in which the income is included in a tax return using the "period cost" method. Valuation allowances are provided against deferred tax assets that are not likely to be realized.

We recognize tax benefits from uncertain tax positions only if that tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.

Recently Issued Accounting Pronouncements

For a summary of recent accounting pronouncements and the anticipated effects on our consolidated financial statements see Note 2 - Summary of Significant Accounting Policies to the Consolidated Financial Statements included in Part II, Item 8 of this Report.

Item 7A.   *Quantitative and Qualitative Disclosures about Market Risk*

Foreign Currency Risk

We are exposed to foreign currency risk in the ordinary course of business. We manage cash flow exposures for our major countries and the foreign currency impact of assets and liabilities denominated in non-functional currencies using a combination of forward contracts. Principal currencies hedged are the Australian dollar, Brazilian real, British pound, Canadian dollar, Chinese yuan, Czech koruna, Danish krone, Euro, Indian rupee, Indonesian rupiah, Japanese yen, Mexican peso, Norwegian krone, Polish zloty, Romanian leu, Singapore dollar, Swedish krona, Swiss franc and Turkish lira. We do not hold or issue derivative financial instruments for trading purposes.

In order to provide an assessment of our foreign currency exchange rate risk, we performed an analysis using a value-at-risk ("VaR") model. The VaR model uses a Monte Carlo simulation to generate 1,000 random market price paths. The VaR model determines the potential impact of the fluctuation in foreign exchange rates assuming a one-day holding period, normal market conditions and a 95% confidence level. The model is not intended to represent actual losses but is used as a risk estimation and management tool. Firm commitments, assets and liabilities denominated in foreign currencies were excluded from the model. The estimated maximum potential one-day loss in fair value, calculated using the VaR model, would be approximately $5.4 million and $3.6 million at November 30, 2024 and 2023, respectively. We believe that the hypothetical loss in fair value of our foreign exchange derivatives would be offset by the gains in the value of the underlying transactions being hedged. Actual future gains and losses associated with our derivative positions may differ materially from the analyses performed as of November 30, 2024, due to the inherent limitations associated with predicting the changes in foreign currency exchange rates and our actual exposures and positions.

Interest Rate Risk

We are also exposed to changes in interest rates primarily as a result of our debt used to provide liquidity and to finance working capital, capital expenditures, and acquisitions. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to minimize overall borrowing costs. To achieve our objective, we use a combination of fixed and variable rate debt. The nature and amount of our long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors.

Certain of our borrowing facilities and our securitization arrangement are variable-rate obligations and expose us to interest rate risks. As of November 30, 2024, we had approximately $1.3 billion of outstanding term loan debt subject to variable interest rates and our subsidiaries had approximately $171.1 million in the aggregate outstanding under debt facilities subject to variable interest rates. The outstanding amount of our borrowings under these facilities may fluctuate in response to changes in our working capital and other liquidity requirements. To the extent that there are changes in interest rates, the interest expense on our variable rate debt may fluctuate. Additionally, discount fees paid to sell accounts receivable under our accounts receivable purchase agreements are impacted by changes in interest rates and expose us to interest rate risks.

A one percentage point (100 basis point) variation in average interest rates would have an impact on annual interest expense of $14.8 million based on the Company's outstanding variable rate debt at November 30, 2024.

Equity Price Risk

The equity price risk associated with our marketable equity securities as of November 30, 2024 and 2023 is not material in relation to our consolidated financial position, results of operations or cash flows. Marketable equity securities include shares of common stock and are recorded at fair market value based on quoted market prices. Gains and losses on marketable equity securities are included in earnings.

Item 8. *Financial Statements and Supplementary Data*


INDEX


Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or in the Notes thereto.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ours are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, our management concludes that, as of November 30, 2024, our internal control over financial reporting was effective at the reasonable assurance level based on those criteria.

The effectiveness of our internal control over financial reporting as of November 30, 2024 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears on page 49 of this Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
TD SYNNEX Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of TD SYNNEX Corporation and subsidiaries (the Company) as of November 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended November 30, 2024, and the related notes and financial statement Schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of November 30, 2024, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2024 based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over revenue

As discussed in Note 12 to the consolidated financial statements, and presented in the consolidated statements of operations, the Company reported revenue of $58,452,436 thousand for the fiscal year ended November 30, 2024.

We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. The geographical dispersion of distribution and administrative facilities and employees providing revenue generating services required especially subjective auditor judgment in determining the nature and extent of procedures to perform and in evaluating those procedures.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue, including the determination of the locations at which those procedures were to be performed. For certain locations we evaluated the design and tested the operating effectiveness of certain internal controls related to the recognition of revenue. For the Americas and Europe segments, we performed a software-assisted data analysis at a transactional level to identify higher risk revenue records to test. We tested the identified higher risk revenue transactions during the year by comparing the amounts recognized by the Company to relevant underlying documentation such as contracts, shipping documents, or other third-party evidence. For the APJ segment, we tested samples of revenue transactions during the year by comparing the amounts recognized by the Company to relevant underlying documentation such as contracts, shipping documents, or other third-party evidence. We investigated a selection of journal entries that were made by the Company to adjust revenue. We evaluated the sufficiency of the audit evidence obtained over revenue by assessing the results of the procedures performed, including the appropriateness of the determination of locations to perform procedures.

/s/ KPMG LLP

We have served as the Company's auditor since 2012.

Tampa, Florida
January 24, 2025

TD SYNNEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(Currency and share amounts in thousands, except par value)

	November 30, 2024	November 30, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,059,378	$ 1,033,776
Accounts receivable, net	10,341,625	10,297,814
Receivables from vendors, net	958,105	964,334
Inventories	8,287,048	7,146,274
Other current assets	678,540	642,238
Total current assets	21,324,696	20,084,436
Property and equipment, net	457,024	450,024
Goodwill	3,895,077	3,904,170
Intangible assets, net	3,912,267	4,244,314
Other assets, net	685,415	729,870
Total assets	$ 30,274,479	$ 29,412,814
LIABILITIES AND EQUITY		
Current liabilities:		
Borrowings, current	$ 171,092	$ 983,585
Accounts payable	15,084,107	13,347,281
Other accrued liabilities	1,966,036	2,407,896
Total current liabilities	17,221,235	16,738,762
Long-term borrowings	3,736,399	3,099,193
Other long-term liabilities	468,648	498,656
Deferred tax liabilities	812,763	893,021
Total liabilities	22,239,045	21,229,632
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value, 200,000 shares authorized, 99,012 shares issued as of both November 30, 2024 and 2023	99	99
Additional paid-in capital	7,437,688	7,435,274
Treasury stock, 15,289 and 10,343 shares as of November 30, 2024 and 2023, respectively	(1,513,017)	(949,714)
Accumulated other comprehensive loss	(645,117)	(507,248)
Retained earnings	2,755,781	2,204,771
Total stockholders' equity	8,035,434	8,183,182
Total liabilities and equity	$ 30,274,479	$ 29,412,814

(Amounts may not add or compute due to rounding)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD SYNNEX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Currency and share amounts in thousands, except per share amounts)

	Fiscal Years Ended November 30,		
	2024	2023	2022
Revenue	$ 58,452,436	$ 57,555,416	$ 62,343,810
Cost of revenue	(54,471,130)	(53,598,587)	(58,443,611)
Gross profit	3,981,306	3,956,829	3,900,199
Selling, general and administrative expenses	(2,715,781)	(2,672,562)	(2,627,007)
Acquisition, integration and restructuring costs	(71,314)	(206,235)	(222,319)
Operating income	1,194,211	1,078,032	1,050,873
Interest expense and finance charges, net	(319,458)	(288,318)	(222,578)
Other expense, net	(8,718)	(206)	(1,165)
Income before income taxes	866,035	789,508	827,130
Provision for income taxes	(176,944)	(162,597)	(175,823)
Net income	$ 689,091	$ 626,911	$ 651,307
Earnings per common share:			
Basic	$ 7.99	$ 6.72	$ 6.79
Diluted	$ 7.95	$ 6.70	$ 6.77
Weighted-average common shares outstanding:			
Basic	85,494	92,572	95,225
Diluted	85,874	92,853	95,509

(Amounts may not add or compute due to rounding)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD SYNNEX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Currency in thousands)

	Fiscal Years Ended November 30,		
	2024	**2023**	**2022**
Net income	$ 689,091	$ 626,911	$ 651,307
Other comprehensive (loss) income:			
Unrealized gains on cash flow hedges during the period, net of tax expense of $0, ($235) and $(11,457) for fiscal years ended November 30, 2024, 2023 and 2022, respectively	—	702	35,046
Reclassification of net (gains) losses on cash flow hedges to net income, net of tax expense (benefit) of $0, $2,623 and ($6,517) for fiscal years ended November 30, 2024, 2023 and 2022, respectively	—	(6,871)	19,926
Total change in unrealized (losses) gains on cash flow hedges, net of taxes	—	(6,169)	54,972
Foreign currency translation adjustments and other, net of tax (expense) benefit of $(189), $7,160 and $3,192 for fiscal years ended November 30, 2024, 2023 and 2022, respectively	(137,869)	219,209	(438,488)
Reclassification of net foreign currency translation adjustment realized upon sale of foreign subsidiary, net of tax expense of $0 for the fiscal year ended November 30, 2023	—	(578)	—
Total change in foreign currency translation adjustments and other, net of taxes	(137,869)	218,631	(438,488)
Other comprehensive (loss) income	(137,869)	212,462	(383,516)
Comprehensive income	$ 551,222	$ 839,373	$ 267,791

(Amounts may not add or compute due to rounding)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD SYNNEX CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Currency and share amounts in thousands)

	Common stock		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
	Shares	Amount		Shares	Amount			
Balances, November 30, 2021	98,204	$ 98	$ 7,271,337	2,633	$ (201,139)	$ (336,194)	$ 1,171,873	$ 7,905,975
Share-based compensation	—	—	91,167	—	—	—	—	91,167
Issuance of common stock on exercise of options, for employee stock purchase plan and vesting of restricted stock, net of shares withheld for employee taxes	492	1	8,234	119	(11,062)	—	—	(2,827)
Repurchases of common stock	—	—	—	1,297	(125,016)	—	—	(125,016)
Cash dividends declared ($1.20 per share)	—	—	—	—	—	—	(114,946)	(114,946)
Other comprehensive loss	—	—	—	—	—	(383,516)	—	(383,516)
Purchase of noncontrolling interest	—	—	3,362	—	—	—	—	3,362
Net income	—	—	—	—	—	—	651,307	651,307
Balances, November 30, 2022	98,696	99	7,374,100	4,049	(337,217)	(719,710)	1,708,234	8,025,506
Share-based compensation	—	—	84,983	—	—	—	—	84,983
Issuance of common stock and reissuance of treasury stock on exercise of options, for employee stock purchase plan and vesting of restricted stock, net of shares withheld for employee taxes	316	—	(23,809)	(176)	13,729	—	—	(10,080)
Repurchases of common stock	—	—	—	6,470	(626,226)	—	—	(626,226)
Cash dividends declared ($1.40 per share)	—	—	—	—	—	—	(130,374)	(130,374)
Other comprehensive income	—	—	—	—	—	212,462	—	212,462
Net income	—	—	—	—	—	—	626,911	626,911
Balances, November 30, 2023	99,012	99	7,435,274	10,343	(949,714)	(507,248)	2,204,771	8,183,182
Share-based compensation	—	—	69,201	—	—	—	—	69,201
Reissuance of treasury stock on exercise of options, for employee stock purchase plan and vesting of restricted stock, net of shares withheld for employee taxes	—	—	(66,787)	(601)	54,080	—	—	(12,707)
Repurchases of common stock	—	—	—	5,547	(617,383)	—	—	(617,383)
Cash dividends declared ($1.60 per share)	—	—	—	—	—	—	(138,081)	(138,081)
Other comprehensive loss	—	—	—	—	—	(137,869)	—	(137,869)
Net income	—	—	—	—	—	—	689,091	689,091
Balances, November 30, 2024	99,012	$ 99	$ 7,437,688	15,289	$ (1,513,017)	$ (645,117)	$ 2,755,781	$ 8,035,434

(Amounts may not add or compute due to rounding)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD SYNNEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency in thousands)

		Fiscal Years Ended November 30,				
		2024		**2023**		**2022**
Cash flows from operating activities:						
Net income	$	689,091	$	626,911	$	651,307
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation and amortization		407,532		418,315		463,365
Share-based compensation		69,201		84,983		91,167
Provision for doubtful accounts		862		44,742		34,741
Deferred income taxes		(28,813)		(91,572)		(92,381)
Impairment of long-lived assets		—		—		4,726
Other		2,635		(2,757)		4,376
Changes in operating assets and liabilities, net of acquisition of businesses:						
Accounts receivable, net		(195,615)		(656,630)		(1,497,995)
Receivables from vendors, net		(6,606)		(127,046)		241,242
Inventories		(1,214,505)		2,032,202		(2,636,759)
Accounts payable		1,930,252		(971,747)		2,375,952
Other operating assets and liabilities		(436,310)		49,972		310,655
Net cash provided by (used in) operating activities		1,217,724		1,407,373		(49,604)
Cash flows from investing activities:						
Proceeds from sale of fixed assets		42,890		—		—
Purchases of property and equipment		(175,112)		(150,007)		(117,049)
Acquisition of businesses, net of cash acquired		(43,677)		—		—
Settlement of net investment hedges		(14,840)		(556)		—
Other		(3,099)		(5,848)		1,541
Net cash used in investing activities		(193,838)		(156,411)		(115,508)
Cash flows from financing activities:						
Dividends paid		(138,081)		(130,374)		(114,946)
Proceeds from issuance of common stock and reissuances of treasury stock		11,996		8,846		8,234
Repurchases of common stock		(611,892)		(620,659)		(125,016)
Repurchases of common stock for tax withholdings on equity awards		(24,703)		(18,926)		(11,062)
Net (repayments) borrowings on revolving credit loans		(39,530)		(2,571)		96,592
Principal payments on long-term debt		(1,486,397)		(74,408)		(128,728)
Borrowings on long-term debt		1,349,376		51,837		—
Cash paid for debt issuance costs		(13,869)		—		—
Other		—		375		(665)
Net cash used in financing activities		(953,100)		(785,880)		(275,591)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(45,184)		45,838		(31,354)
Net increase (decrease) in cash, cash equivalents and restricted cash		25,602		510,920		(472,057)
Cash, cash equivalents and restricted cash at beginning of year		1,033,776		522,856		994,913
Cash, cash equivalents and restricted cash at end of year	$	1,059,378	$	1,033,776	$	522,856
Supplemental disclosures of cash flow information:						
Interest paid on borrowings	$	358,828	$	318,236	$	220,760
Income taxes paid	$	240,931	$	282,512	$	178,035

(Amounts may not add or compute due to rounding)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD SYNNEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency and share amounts in thousands unless otherwise noted, except per share amounts)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION:

TD SYNNEX Corporation (together with its subsidiaries, herein referred to as "SYNNEX", "TD SYNNEX" or the "Company") is a leading global distributor and solutions aggregator for the information technology ("IT") ecosystem, headquartered in Fremont, California and Clearwater, Florida and has operations in North and South America, Europe and Asia-Pacific and Japan. The Company operates on a fiscal year that ends on November 30.

Certain columns and rows may not add or compute due to the use of rounded numbers.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. The Company evaluates these estimates on a regular basis and bases them on historical experience and on various assumptions that the Company believes are reasonable. Actual results could differ from the estimates.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company, its wholly-owned subsidiaries and variable interest entities if the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated.

Investments in 20% through 50% owned affiliated companies are accounted under the equity method where the Company exercises significant influence over operating and financial affairs of the investee and is not the primary beneficiary. Investments in less than 20% owned companies, where the Company does not have significant influence, are recorded at cost or fair value based on whether the equity securities have readily determinable fair values.

Segment Reporting

Operating segments are based on components of the Company that engage in business activity that earn revenue and incur expenses and (a) whose operating results are regularly reviewed by the Company's chief operating decision maker to make decisions about resource allocation and performance and (b) for which discrete financial information is available. The Company's chief executive officer, who is also the chief operating decision maker, reviews and allocates resources based on geographic regions. As a result, the Company operates in three reportable segments based on its geographic regions: the Americas, Europe and Asia-Pacific and Japan ("APJ").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts and money market funds that are stated at cost, which approximates fair value. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with financial institutions are in excess of amounts that are insured.

Accounts Receivable

The Company maintains an allowance for doubtful accounts as an estimate to cover the future expected credit losses resulting from uncertainty regarding collections from customers or OEM vendors to make payments for outstanding balances. In estimating the required allowance, the Company takes into consideration historical credit losses, current conditions and reasonable and supportable forecasts. Adjustments to historical loss information are made for differences in current conditions as well as changes in forecasted macroeconomic conditions, such as changes in unemployment rates or gross domestic product growth. Expected credit losses are estimated on a pool basis when similar risk characteristics exist using an age-based reserve model. Receivables that do not share risk characteristics are evaluated on an individual basis.

The Company has uncommitted accounts receivable purchase agreements with global financial institutions under which trade accounts receivable of certain customers and their affiliates may be acquired, without recourse, by the financial institutions. Available capacity under these programs is dependent on the level of the Company's trade accounts receivable with these customers and the financial institutions' willingness to purchase such receivables. In addition, certain of these programs also require that the Company continue to service, administer and collect the sold accounts receivable. As of November 30, 2024 and 2023, accounts receivable sold to and held by the financial institutions under these programs were $1.2 billion and $864.6 million, respectively. Discount fees related to the sale of trade accounts receivable under these facilities are included in "Interest expense and finance charges, net" in the Consolidated Statements of Operations. During the fiscal years ended November 30, 2024, 2023 and 2022, discount fees were $67.8 million, $51.1 million and $26.2 million, respectively.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is computed based on the weighted-average method. Inventories are comprised of finished goods and work-in-process. Finished goods include products purchased for resale, system components purchased for both resale and for use in the Company's systems design and integration business and completed systems. Work-in-process inventories are not material to the Consolidated Financial Statements.

Derivative Financial Instruments

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of "Accumulated other comprehensive income (loss)" in stockholders' equity and reclassified into earnings in the same line associated with the hedged transactions, in the same period or periods during which the hedged transaction affects earnings. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions. The company classifies cash flows related to the settlement of its cash flow hedges as operating activities in the Consolidated Statements of Cash Flows.

For derivative instruments that hedge a portion of the Company's net investment in foreign-currency denominated operations that are designated as net investment hedges, the gain or loss on the derivative instrument is included within the caption "Foreign currency translation adjustments and other" on the Consolidated Statements of Comprehensive Income and is reported as a component of "Accumulated other comprehensive income (loss)" in stockholders' equity until the sale or substantially complete liquidation of the underlying assets of the Company's investment. The initial fair value of hedge components excluded from the assessment of effectiveness is recognized in the Consolidated Statement of Operations under a systematic and rational method over the life of the hedging instrument. The excluded component is recognized in "Interest expense and finance charges, net" on the Consolidated Statement of Operations. The Company classifies cash flows related to the settlement of its net investment hedges as investing activities in the Consolidated Statements of Cash Flows.

For derivative instruments that are not designated as hedges, gains and losses resulting from changes in fair value on derivative instruments are reported in the Consolidated Statements of Operations in the current period.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

The Company's capitalized software has been obtained or developed for internal use only. Development and acquisition costs are capitalized for computer software only when management authorizes and commits to funding a computer software project through the approval of a capital expenditure requisition, and the software project is either for the development of new software, to increase the life of existing software or to add significantly to the functionality of existing software. Once these requirements have been met, capitalization would begin at the point that conceptual formulation, evaluation, design and testing of possible software project alternatives have been completed. Capitalization ceases when the software project is substantially complete and ready for its intended use.

The ranges of estimated useful lives for property and equipment categories are as follows:

Equipment and Furniture	3 - 10 years
Software	3 - 10 years
Leasehold Improvements	2 - 15 years
Buildings and Building Improvements	10 - 40 years

Business Combinations

The purchase price is allocated to the assets acquired, liabilities assumed, and noncontrolling interests in the acquired entity generally based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of these assets acquired, liabilities assumed and noncontrolling interests in the acquired entity is recorded as goodwill. The primary items that generate goodwill include the value of the synergies between the acquired entity and the Company and the value of the acquired assembled workforce, neither of which qualify for recognition as an intangible asset. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available. The Company includes the results of operations of the acquired business in the Consolidated Financial Statements prospectively from the date of acquisition. Acquisition-related charges are recognized separately from the business combination and are expensed as incurred. These charges primarily include direct third-party professional and legal fees, and integration-related costs.

Goodwill and Intangible Assets

The values assigned to intangible assets include estimates and judgment regarding expectations for the length of customer relationships acquired in a business combination. Included within intangible assets is an indefinite lived trade name intangible asset. The Company's indefinite lived trade name intangible asset is considered a single unit of accounting and is tested for impairment at the consolidated level annually as of September 1, and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Other purchased intangible assets are amortized over the useful lives based on estimates of the use of the economic benefit of the asset or on the straight-line amortization method.

The Company allocates goodwill to reporting units based on the reporting unit expected to benefit from the business combination and tests for impairment annually as of September 1, or more frequently if events or changes in circumstances indicate that it may be impaired. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The factors that are considered in the qualitative analysis include macroeconomic conditions, industry and market considerations, cost factors such as increases in product cost, labor, or other costs that would have a negative effect on earnings and cash flows; and other relevant entity-specific events and information. The Company also has the option to bypass the qualitative assessment for any reporting unit in any period.

If the reporting unit does not pass or the Company chooses to bypass the qualitative assessment, then the reporting unit's carrying value is compared to its fair value. The fair values of the reporting units are estimated using market and discounted cash flow approaches. The assumptions used in the market approach are based on the value of a business through an analysis of sales and other multiples of guideline companies and recent sales or offerings of a comparable entity. The assumptions used in the discounted cash flow approach are based on historical and forecasted revenue, operating costs, working capital requirements, future economic conditions, discount rates and other relevant factors. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value and the excess is recognized as an impairment loss. No goodwill impairment has been identified for any of the years presented.

Finite-lived intangible assets consist primarily of customer relationships, vendor lists and other intangible assets. Amortization is based on the pattern in which the economic benefits of the intangible assets will be consumed or on a straight-line basis when the consumption pattern is not apparent over the following useful lives:

Customer Relationships	4 - 15 years
Vendor Lists	10 years
Other Intangible Assets	1 - 10 years

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, including finite-lived intangible assets, property and equipment, right-of-use ("ROU") assets and certain other assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Leases

The Company enters into leases as a lessee for property and equipment in the ordinary course of business. When procuring goods or services, or upon entering into a contract with its customers, the Company determines whether an arrangement contains a lease at its inception. As part of that evaluation, the Company considers whether there is an implicitly or explicitly identified asset in the arrangement and whether the Company, as the lessee, or the customer, if the Company is the lessor, has the right to control the use of that asset. When the Company is the lessee, all leases with a term of more than 12 months are recognized as ROU assets and associated lease liabilities in the Consolidated Balance Sheet. Lease liabilities are recorded at the lease commencement date and determined using the present value of the lease payments not yet paid, at the Company's incremental borrowing rate, which approximates the rate at which the Company would borrow on a secured basis in the country where the lease was executed. The interest rate implicit in the lease is generally not determinable in transactions where the Company is the lessee. The ROU asset equals the lease liability adjusted for any initial direct costs, prepaid rent and lease incentives. The Company's variable lease payments generally relate to payments tied to various indexes, non-lease components and payments above a contractual minimum fixed amount.

Operating leases are included in other assets, net, other accrued liabilities and other long-term liabilities in the Consolidated Balance Sheet. Substantially all of the Company's leases are classified as operating leases and the Company's finance leases are not material. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company made a policy election to not recognize leases with a lease term of 12 months or less in the Consolidated Balance Sheet. Lease expenses are recorded within "Selling, general and administrative expenses" and "Cost of revenue" in the Consolidated Statements of Operations. Operating lease payments are presented within "Cash flows from operating activities" in the Consolidated Statements of Cash Flows.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, accounts receivable, receivables from vendors and derivative instruments.

The Company's cash and cash equivalents and derivative instruments are transacted and maintained with financial institutions with high credit standing, and their compositions and maturities are regularly monitored by management. Through November 30, 2024, the Company has not experienced any material credit losses on such deposits and derivative instruments.

Accounts receivable include amounts due from customers, including related party customers. Receivables from vendors, net, includes amounts due from OEM vendors primarily in the technology industry. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of its receivable portfolio, the existence of credit insurance and specifically identified customer and vendor risks.

The following table provides revenue generated from products purchased from vendors that exceeded 10% of our consolidated revenue for the periods indicated (as a percent of consolidated revenue):

	Twelve Months Ended		
	November 30, 2024	November 30, 2023	November 30, 2022
Apple, Inc.	12 %	11 %	11 %
HP Inc.	N/A [1]	N/A [1]	10 %

---

[1] Revenue generated from products purchased from this vendor was less than 10% of consolidated revenue during the period presented.

One customer accounted for 12%, 11% and 10% of the Company's total revenue in fiscal years 2024, 2023 and 2022, respectively. As of November 30, 2024 and 2023, no single customer comprised more than 10% of the consolidated accounts receivable balance.

Book Overdrafts

Book overdrafts, representing checks issued in excess of balances on deposit in the applicable bank accounts and which have not been paid by the applicable bank at the balance sheet date are classified as "Borrowings, current" in the Company's Consolidated Balance Sheets. Under the terms of the Company's banking arrangements, the respective financial institutions are not legally obligated to honor the book overdraft balances. The Company's policy is to report the change in book overdrafts as a financing activity in the Consolidated Statements of Cash Flows.

Revenue Recognition

The Company generates revenue primarily from the sale of various IT products.

The Company recognizes revenues from the sale of IT hardware and software as control is transferred to customers, which is at the point in time when the product is shipped or delivered. The Company accounts for a contract with a customer when it has written approval, the contract is committed, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of collection. Binding purchase orders from customers together with agreement to the Company's terms and conditions of sale by way of an executed agreement or other signed documents are considered to be the contract with a customer. Products sold by the Company are delivered via shipment from the Company's facilities, drop-shipment directly from the vendor, or by electronic delivery of software products. In situations where arrangements include customer acceptance provisions, revenue is recognized when the Company can objectively verify the products comply with specifications underlying acceptance and the customer has control of the products. Revenue is presented net of taxes collected from customers and remitted to government authorities. The Company generally invoices a customer upon shipment, or in accordance with specific contractual provisions. Payments are due as per contract terms and do not contain a significant financing component. In relation to product support, supply chain management and other services performed by the Company, revenue is recognized over time as the services are performed.

Provisions for sales returns and allowances are estimated based on historical data and are recorded concurrently with the recognition of revenue. A liability is recorded at the time of sale for estimated product returns based upon historical experience and an asset is recognized for the amount expected to be recorded in inventory upon product return. These provisions are reviewed and adjusted periodically by the Company. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers, which are considered variable consideration, at the time of sale based on an evaluation of the contract terms and historical experience.

The Company recognizes revenue on a net basis on certain contracts, where the Company's performance obligation is to arrange for the products or services to be provided by another party or the rendering of logistics services for the delivery of inventory for which the Company does not assume the risks and rewards of ownership, by recognizing the margins earned in revenue with no associated cost of revenue. Such arrangements include supplier service contracts, post-contract software support services, cloud computing and software as a service arrangements, certain fulfillment contracts, extended warranty contracts and certain of the Company's systems design and integration solutions arrangements which operate under a customer-owned procurement model.

The Company considers shipping and handling activities as costs to fulfill the sale of products. Shipping revenue is included in revenue when control of the product is transferred to the customer, and the related shipping and handling costs are included in cost of revenue.

The Company disaggregates its operating segment revenue by geography, which the Company believes provides a meaningful depiction of the nature of its revenue. Disaggregated revenue disclosure is presented in Note 12 – Segment Information.

Cost of Revenue

Cost of revenue includes the product price paid to OEM suppliers, net of any incentives, rebates, price protection and purchase discounts received from the OEM suppliers. Cost of revenue also consists of provisions for inventory losses and write-downs, shipping and handling costs and royalties due to OEM vendors. In addition, cost of revenue includes the cost of materials, labor and overhead and warranty for design and integration activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as compensation, sales commissions and travel. General and administrative expenses include such items as compensation, cost of warehouse, delivery centers and other non-integration facilities, legal and professional costs, office supplies, non-income taxes, insurance and utility expenses. In addition, selling, general and administrative expenses include other operating items such as allowances for credit losses, depreciation and amortization of intangible assets.

OEM Supplier Programs

Funds received from OEM suppliers for volume promotion programs, price protection and product rebates are recorded as adjustments to cost of revenue and/or the carrying value of inventories, as appropriate. Where there is a binding agreement, the Company tracks vendor promotional programs for volume discounts on a program-by-program basis and records them as a reduction to cost of revenue based on a systematic and rational allocation. The Company monitors the balances of vendor receivables on a quarterly basis and adjusts the balances due for differences between expected and actual sales volume. Vendor receivables are generally collected through reductions authorized by the vendor to accounts payable. Funds received for specific marketing and infrastructure reimbursements, net of related costs, are recorded as adjustments to "Selling, general and administrative expenses," and any excess reimbursement amount is recorded as an adjustment to cost of revenue.

Royalties

The Company's software product purchases include products licensed from OEM vendors, which are subsequently distributed to resellers. Royalties to OEM vendors are accrued and recorded in cost of revenue when software products are shipped and revenue is recognized.

Warranties

The Company's OEM suppliers generally warrant the products distributed by the Company and allow returns of defective products. The Company generally does not independently warrant the products it distributes; however, the Company does warrant the following: (1) products that it builds to order from components purchased from other sources, (2) services with regard to products integrated for its customers; and (3) products sold in countries where the Company is responsible for defective product as a matter of law. The time period required by law in certain countries exceeds the warranty period provided by the manufacturer. The Company is obligated to provide warranty protection for sales of certain IT products within the European Union ("EU") for up to two years as required under the EU directive where vendors have not affirmatively agreed to provide pass-through protection. Warranty expense and the accrual for warranty costs were not material to the Company's Consolidated Financial Statements for any of the periods presented.

Advertising

Costs related to advertising and product promotion expenditures are charged to "Selling, general and administrative expenses" as incurred and are primarily offset by OEM marketing reimbursements. Net costs related to advertising and promotion expenditures were not material to the Company's Consolidated Financial Statements for any of the periods presented.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Tax on global low-taxed intangible income is accounted for as a current expense in the period in which the income is included in a tax return using the "period cost" method. Valuation allowances are provided against deferred tax assets that are not likely to be realized.

The Company recognizes tax benefits from uncertain tax positions only if that tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

Foreign Currency Translations

The financial statements of the Company's international subsidiaries whose functional currencies are the local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders' equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the subsidiaries' accounts are included in "Accumulated other comprehensive income (loss)" in stockholders' equity. Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included in earnings within "Cost of revenue" and "Other expense, net."

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The primary components of comprehensive income for the Company include net income, foreign currency translation adjustments arising from the consolidation of the Company's international subsidiaries and unrealized gains and losses on cash flow hedges.

Share-based Compensation

The Company accounts for share-based payment transactions in which the Company receives services in exchange for equity instruments of the Company. Share-based compensation cost for stock options, restricted stock awards and units, performance-based restricted stock units and employee stock purchase plans is determined based on the fair value at the grant date. The Company recognizes share-based compensation cost as expense for awards other than its performance-based restricted stock units ratably on a straight-line basis over the requisite service period. The Company recognizes share-based compensation cost associated with its performance-based restricted stock units over the requisite service period if it is probable that the performance conditions will be satisfied. The Company accounts for expense reductions that result from the forfeiture of unvested awards in the period that the forfeitures occur.

Earnings Per Common Share

Earnings per share is calculated using the two-class method. The two-class method is an earnings allocation proportional to the respective ownership among holders of common stock and participating securities. Basic earnings per common share is computed by dividing net income attributable to the Company's common stockholders by the weighted-average of common shares outstanding during the period. Diluted earnings per common share also considers the dilutive effect of in-the-money stock options and restricted stock units, calculated using the treasury stock method.

Treasury Stock

Repurchases of shares of common stock are accounted for at cost, which includes brokerage fees and excise taxes, and are included as a component of stockholders' equity in the Consolidated Balance Sheets. Shares repurchased by the Company are held in treasury for general corporate purposes, including issuances under stock incentive plans. The reissuance of shares from treasury stock is based on the weighted average purchase price of the shares.

Reclassifications

Certain reclassifications have been made to prior period amounts in the Consolidated Financial Statements to conform to the current period presentation. These reclassifications did not have a material impact on previously reported amounts.

Recently Adopted Accounting Pronouncements

In September 2022, the FASB issued an accounting standards update, ASU 2022-04, which requires new enhanced disclosures by the buyer in supplier finance programs. Disclosures will include key terms of the program, including payment terms, along with the amount of related obligations, the financial statement caption that includes such obligations, and a rollforward of activity related to the obligations during the period. The new accounting standard must be adopted retrospectively to the earliest comparative period presented, except for the rollforward requirement, which should be adopted prospectively. The Company adopted this standard during the fiscal quarter ended February 29, 2024, except for the annual rollforward requirement which will be effective for the Company beginning with the fiscal year ending November 30, 2025. The adoption of the new standard did not have an impact on the Company's results of operations, financial condition, or cash flows. For the required disclosures of key terms and amounts outstanding under the Company's Supplier Finance Programs, see Note 11 – Supplier Finance Programs.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued an accounting standards update, ASU 2023-07, which requires the following enhanced segment disclosures on an annual and interim basis: (1) significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, (2) other segment items by reportable segment and a description of its composition, and (3) the title of the chief operating decision maker, an explanation of how they use the reported measures of segment profit/loss in assessing segment performance and decide how to allocate resources, as well as clarifications if they use more than one measure of a segment's profit or loss in assessing segment performance. The amendments in ASU 2023-07 are effective for annual periods beginning after December 15, 2023, which for the Company would be for the fiscal year ending November 30, 2025, and for subsequent interim periods. Early adoption is permitted. The Company is currently evaluating the impact the new accounting standard will have on its segment reporting disclosures in the notes to the consolidated financial statements.

In December 2023, the FASB issued an accounting standards update, ASU 2023-09, which requires enhanced income tax disclosures. The enhanced disclosures required include disclosure of specific categories and disaggregation of information in the rate reconciliation table. ASU 2023-09 also requires disclosure of disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit, and income tax expense or benefit from continuing operations. The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024, which for the Company would be the fiscal year ending November 30, 2026. Early adoption is permitted and the amendments should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact the new accounting standard will have on its income tax disclosures in the notes to the consolidated financial statements.

In November 2024, the FASB issued an accounting standards update, ASU 2024-03, which requires new tabular disclosures in the notes to consolidated financial statements, disaggregating certain cost and expense categories within relevant captions on the Consolidated Statements of Operations. The prescribed cost and expense categories requiring disaggregated disclosures include purchases of inventory, employee compensation, depreciation and intangible asset amortization, along with certain other expense disclosures already required by U.S. GAAP that would need to be integrated within the new tabular disaggregated expense disclosures. Additionally, the amendments also require the disclosure of total selling expenses and an entity's definition of those expenses. The amendments in ASU 2024-03 are effective for annual periods beginning after December 15, 2026, which for the Company would be the fiscal year ending November 30, 2028, and for subsequent interim periods. Early adoption is permitted and the amendments should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact the new accounting standard will have on its expense disclosures in the notes to the consolidated financial statements.

NOTE 3—ACQUISITION, INTEGRATION AND RESTRUCTURING COSTS:

Acquisition, integration and restructuring costs are primarily comprised of costs related to the Merger and costs related to the Global Business Optimization 2 Program initiated by Tech Data prior to the Merger (the "GBO 2 Program") of $3.9 million, $9.4 million and $31.5 million during the fiscal years ended November 30, 2024, 2023 and 2022, respectively. Acquisition, integration and restructuring costs related to other acquisitions were $3.0 million for fiscal year 2024. The Company does not expect to incur additional costs under the GBO 2 Program in future periods.

The Merger

On March 22, 2021, the Company entered into an agreement and plan of merger (the "Merger Agreement") which provided that legacy SYNNEX Corporation would acquire legacy Tech Data Corporation, a Florida corporation ("Tech Data") through a series of mergers, which would result in Tech Data becoming an indirect subsidiary of TD SYNNEX Corporation (collectively, the "Merger"). On September 1, 2021, pursuant to the terms of the Merger Agreement, the Company acquired all the outstanding shares of common stock of Tiger Parent (AP) Corporation, the parent corporation of Tech Data, for consideration of $1.6 billion in cash ($1.1 billion in cash after giving effect to a $500.0 million equity contribution by Tiger Parent Holdings, L.P., Tiger Parent (AP) Corporation's sole stockholder and an affiliate of Apollo Global Management, Inc., to Tiger Parent (AP) Corporation prior to the effective time of the Merger) and 44 million shares of common stock of SYNNEX valued at approximately $5.6 billion. The combined company is referred to as TD SYNNEX.

The Company substantially completed the acquisition, integration and restructuring activities related to the Merger during the first half of fiscal year 2024, and there are no material related expenses expected in future periods. The Company previously incurred acquisition, integration and restructuring costs related to the completion of the Merger, including professional services costs, personnel and other costs, long-lived assets charges and termination fees, and stock-based compensation expense. Professional services costs are primarily comprised of IT and other consulting services, as well as legal expenses. Personnel and other costs are primarily comprised of costs related to retention and other bonuses, severance and duplicative labor costs. Long-lived asset charges and termination fees include accelerated depreciation and amortization expense of $5.5 million, $17.4 million and $64.4 million during fiscal years 2024, 2023 and 2022, respectively due to changes in asset useful lives in conjunction with the consolidation of certain IT systems. Long-lived asset charges and termination fees also include $17.0 million and $24.4 million recorded during fiscal years 2024 and 2023, respectively for termination fees related to certain IT systems, along with $4.7 million for impairment charges recorded during fiscal year 2022. Stock-based compensation expense primarily relates to costs associated with the conversion of certain Tech Data performance-based equity awards issued prior to the Merger into restricted shares of TD SYNNEX (refer to Note 4 – Share Based Compensation for further information) and expenses for certain restricted stock awards issued in conjunction with the Merger.

In July 2023, the Company offered a voluntary severance program ("VSP") to certain co-workers in the United States as part of the Company's cost optimization efforts related to the Merger. The Company incurred $10.1 million of costs in connection with the VSP during fiscal year 2024, including $8.0 million of severance costs and $2.1 million of duplicative labor costs. The Company incurred $52.1 million of costs in connection with the VSP during fiscal year 2023, including $42.3 million of severance costs and $9.8 million of duplicative labor costs.

Acquisition and integration expenses related to the Merger were composed of the following during the periods presented:

	Fiscal Years Ended November 30,		
	2024	2023	2022
	(currency in thousands)		
Professional services costs	$ 16,456	$ 20,775	$ 29,352
Personnel and other costs	15,279	46,464	40,220
Long-lived assets charges and termination fees	22,533	41,812	69,053
Stock-based compensation	—	35,709	52,171
Voluntary severance program costs	10,113	52,091	—
Total	$ 64,381	$ 196,851	$ 190,796

NOTE 4—SHARE-BASED COMPENSATION:

Overview of TD SYNNEX Stock Incentive Plans

The Company's stock incentive plans include plans adopted in 2020 and 2013 (the "TD SYNNEX Plan(s)"). The TD SYNNEX Plans, as amended, provide for the direct award or sale of shares of common stock, restricted stock awards ("RSAs"), restricted stock units ("RSUs"), the grant of options to purchase shares of common stock and the award of stock appreciation rights to employees and non-employee directors and consultants. No further grants may be made under the 2013 TD SYNNEX Plan and all outstanding awards under the 2013 TD SYNNEX Plan continue to be governed by their existing terms. As of November 30, 2024, there were 2.3 million shares of common stock authorized under the 2020 TD SYNNEX Plan available for future grants.

Under the TD SYNNEX Plans, qualified employees are eligible for the grant of incentive stock options to purchase shares of common stock. Qualified employees and outside directors and consultants are eligible for the grant of non-qualified stock options, stock appreciation rights, RSAs and RSUs.

The outstanding RSAs and RSUs generally vest ratably on an annual basis over a period of three to five years, with certain awards subject to other vesting periods as defined per the grant agreement. RSAs granted to qualified non-employee directors vest one fourth on a quarterly basis over a one-year period. The holders of RSAs are entitled to the same voting, dividend and other rights as the Company's common stockholders. Certain RSUs vest subject to the achievement of individual, divisional or company-wide performance goals. These performance-based RSUs vest at the end of three-year requisite service periods, subject to the achievement of company-wide financial performance goals approved by the Compensation Committee.

The exercise price for stock options will not be less than 100% of the fair market value of the stock on the date of grant and the stock options have a contractual term of ten years. The majority of outstanding stock options vest as to one fifth of the stock underlying the stock options on the first anniversary date of the grant and the remaining vest monthly over a four-year period starting one month after the first anniversary of the date of grant.

Unless terminated sooner, the 2020 TD SYNNEX Plan will terminate on March 17, 2030.

The Company recognizes share-based compensation expense for all share-based awards made to employees and outside directors, including employee stock options, RSAs, RSUs, performance-based RSUs and employee stock purchase rights, based on estimated fair values.

A summary of share-based compensation expense in the Consolidated Statements of Operations for TD SYNNEX stock incentive plans is presented below:

	Fiscal Years Ended November 30,		
	2024	2023	2022
	(currency in thousands)		
Selling, general and administrative expenses	$ 69,201	$ 49,273	$ 38,994
Acquisition, integration and restructuring costs	—	6,526	6,514
Total share-based compensation expense	$ 69,201	$ 55,799	$ 45,508

The Company settles all share-based award exercises with newly issued common shares or the reissuance of treasury shares.

Valuation Assumptions

The Company estimates the fair value of share-based payment awards on the grant date and recognizes as expense over the requisite service period in the Company's Consolidated Financial Statements.

The Company uses the Black-Scholes valuation model to estimate the fair value of stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. The expected stock price volatility assumption is determined using historical volatility of the Company's common stock.

The fair value of stock awards is determined based on the stock price at the date of grant. For grants that do not accrue dividends or dividend equivalents, the fair value is the stock price reduced by the present value of estimated dividends over the vesting period. For performance-based RSUs, the grant-date fair value assumes that the targeted performance goals will be achieved. Over the performance period, the number of awards expected to vest will be adjusted higher or lower based on the probability of achievement of performance goals.

The Company accounts for expense reductions that result from the forfeiture of unvested awards in the period that the forfeitures occur.

Employee Stock Options

A summary of the changes in the Company's stock options is set forth below:

	Options Outstanding	
(shares in thousands, except per share amounts)	Number of shares	Weighted-average exercise price per share
Balances, November 30, 2023	594	$ 74.93
Options exercised	(112)	59.50
Balances, November 30, 2024	482	$ 78.52

The following assumptions were used in the Black-Scholes valuation model in fiscal year 2022:

	Fiscal Year Ended November 30,
	2022
Expected life (years)	5.5
Risk free interest rate	1.73% - 3.92%
Expected volatility	39.10% - 40.18%
Dividend yield	1.13% - 1.37%

There were no new stock options granted during fiscal years 2024 or 2023. The weighted-average grant-date fair values of the stock options granted during fiscal year 2022 was $33.57. As of November 30, 2024, 482 thousand stock options were outstanding with a weighted-average remaining contractual term of 3.79 years, a weighted-average exercise price of $78.52 per share and an aggregate pre-tax intrinsic value of $19.5 million. As of November 30, 2024, 444 thousand options were vested and exercisable with a weighted-average remaining contractual term of 3.55 years, a weighted-average exercise price of $76.52 per share and an aggregate pre-tax intrinsic value of $18.9 million.

The cash received from the exercise of stock options and the intrinsic values of stock options exercised during fiscal years 2024, 2023 and 2022 were as follows:

	Fiscal Years Ended November 30,		
	2024	2023	2022
	(currency in thousands)		
Intrinsic value of options exercised	$ 6,004	$ 3,570	$ 4,682
Cash received from exercise of options	$ 6,681	$ 4,448	$ 3,216

As of November 30, 2024, the unamortized share-based compensation expense related to unvested stock options under the TD SYNNEX Plans was $0.5 million which will be recognized over an estimated weighted-average amortization period of 1.57 years.

Restricted Stock Awards and Restricted Stock Units

A summary of the changes in the Company's non-vested RSAs and RSUs during fiscal year 2024 is presented below:

(shares in thousands, except per share amounts)	Number of shares	Weighted-average, grant-date fair value per share
Non-vested as of November 30, 2023	1,307	$ 94.92
Granted	674	115.33
Vested	(647)	93.16
Attainment adjustments[1]	(16)	97.47
Cancelled	(66)	97.05
Non-vested as of November 30, 2024	1,252	$ 106.70

_____

[1] During the year ended November 30, 2024, the attainment on PRSUs vested was adjusted to reflect actual performance.

The weighted-average grant-date fair value of the 635 thousand RSAs and RSUs granted during fiscal year 2023 was $96.75. The weighted-average grant-date fair value of the 691 thousand RSAs and RSUs granted during fiscal year 2022 was $93.95. The total fair value of RSAs and RSUs vested during fiscal years 2024, 2023, and 2022 was $73.0 million, $54.4 million, and $32.9 million, respectively.

As of November 30, 2024, there was $82.7 million of total unamortized share-based compensation expense related to non-vested RSAs and RSUs granted under the TD SYNNEX Plans. That cost is expected to be recognized over an estimated weighted-average amortization period of 1.83 years.

Tech Data Equity Awards

Prior to the Merger, certain of Tech Data's employees were granted performance-based equity awards in Tiger Parent Holdings L.P., a partnership entity that was the parent company of Tiger Parent (AP) Corporation and Tech Data, that were unvested at the time of the closing of the Merger. Upon closing of the Merger, the unvested performance-based equity awards were converted into restricted shares of TD SYNNEX that vested over two years.

The restricted shares had a fair value of $127.60 per share upon closing of the Merger which was recorded as share-based compensation expense on a straight-line basis over the vesting period in "Acquisition, integration, and restructuring costs" in the Consolidated Statement of Operations. Vesting of the restricted shares was completed as of September 1, 2023, therefore there was no related share-based compensation expense recorded by the Company during fiscal year 2024. The Company recorded $29.2 million and $45.7 million of share-based compensation expense related to these restricted shares in "Acquisition, integration, and restructuring costs" during fiscal years 2023 and 2022, respectively.

Employee Stock Purchase Plan

On January 10, 2024, the Board of Directors approved the adoption of the 2024 Employee Stock Purchase Plan ("2024 ESPP") to succeed the Company's 2014 Employee Stock Purchase Plan. The 2024 ESPP commenced with 750 thousand authorized shares. Under the 2024 ESPP, there are two offering periods per calendar year. Eligible employees in the United States and Canada can choose to have a fixed percentage deducted from their bi-weekly compensation to purchase the Company's common stock at a discount of 15%, subject to a maximum purchase limit of $25 thousand in fair market value of common stock in a calendar year.

Share-based compensation expense related to the Company's employee stock purchase plans was immaterial during fiscal years 2024, 2023 and 2022.

Tax Benefit of Share-Based Compensation Expense

During fiscal years 2024, 2023 and 2022, the Company recognized income tax benefits related to the plans discussed above of $15.6 million, $12.6 million, and $8.2 million, respectively, within the provision for income taxes.

NOTE 5—STOCKHOLDERS' EQUITY:

Share Repurchase Program

In January 2023, the Board of Directors authorized a three-year $1.0 billion share repurchase program. In March 2024, the Board of Directors authorized a new $2.0 billion share repurchase program (the "March 2024 share repurchase program"), supplementing the $196.7 million remaining authorization under the prior program, pursuant to which the Company may repurchase its outstanding common stock from time to time in the open market or through privately negotiated transactions, including pursuant to one or more Rule 10b5-1 trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. The March 2024 share repurchase program does not have an expiration date.

On January 31, 2024, March 27, 2024, and April 4, 2024, the Company announced the closing of secondary public offerings (the "Offerings") of an aggregate of 26.2 million shares in total (which includes approximately 2.7 million of additional shares that underwriters had the option to purchase) of its common stock that were sold by certain entities managed by affiliates of Apollo Global Management, Inc. (the "Selling Stockholders"). All the shares in the Offerings were sold by the Selling Stockholders. The Company did not receive any of the proceeds from the sale of shares by the Selling Stockholders in the Offerings. Also pursuant to the related underwriting agreements, the Company repurchased a total of 3.6 million shares of its common stock from the respective underwriters as part of the Offerings, for a total purchase price in the aggregate of approximately $392.3 million (the "Concurrent Share Repurchases"). The Offerings reduced the Selling Stockholders' ownership interest in the Company to zero.

The Concurrent Share Repurchases were all made under the Company's share repurchase programs described above, and are included within the caption "Shares of treasury stock purchased under share repurchase program" in the table below.

As of November 30, 2024, the Company had $1.8 billion available for future repurchases of its common stock under the authorized share repurchase program.

The Company's treasury stock activity during the year ended November 30, 2024, including common share repurchases, is summarized as follows:

(shares in thousands, except per share amounts)	Shares	Weighted-average price per share
Treasury stock balance as of November 30, 2023	10,343	$ 91.82
Shares of treasury stock repurchased under share repurchase program [1]	5,547	110.31
Shares of treasury stock repurchased for tax withholdings on equity awards	219	112.84
Shares of treasury stock reissued for employee benefit plans	(820)	96.08
Treasury stock balance as of November 30, 2024	15,289	$ 98.96

---

[1] Weighted-average price per share excludes broker's commissions and excise taxes. "Repurchases of common stock" in the Consolidated Statements of Cash Flows for the twelve months ended November 30, 2024 and 2023 excludes amounts related to excise tax that when accrued are recorded in "Other current liabilities" and "Treasury stock" on the Consolidated Balance Sheets. Excise taxes paid are classified as operating activities in the Consolidated Statements of Cash Flows.

Dividends

The Company declared cumulative cash dividends of $1.60, $1.40 and $1.20 per share during the years ended November 30, 2024, 2023 and 2022, respectively. On January 10, 2025, the Company announced a cash dividend of $0.44 per share to stockholders of record as of January 24, 2025, payable on January 31, 2025. Dividends are subject to continued capital availability and the declaration by the Board of Directors in the best interest of the Company's stockholders.

NOTE 6—EARNINGS PER COMMON SHARE:

The following table sets forth the computation of basic and diluted earnings per common share for the periods indicated:

	Fiscal Years Ended November 30,		
	2024	2023	2022
	(currency and share amounts in thousands, except per share amounts)		
Basic earnings per common share:			
Net income attributable to common stockholders[1]	$ 682,987	$ 622,045	$ 646,963
Weighted-average number of common shares - basic	85,494	92,572	95,225
Basic earnings per common share	$ 7.99	$ 6.72	$ 6.79
Diluted earnings per common share:			
Net income attributable to common stockholders[1]	$ 683,009	$ 622,056	$ 646,974
Weighted-average number of common shares - basic	85,494	92,572	95,225
Effect of dilutive securities:			
Stock options and RSUs	380	281	284
Weighted-average number of common shares - diluted	85,874	92,853	95,509
Diluted earnings per common share	$ 7.95	$ 6.70	$ 6.77
Anti-dilutive shares excluded from diluted earnings per share calculation	123	287	260

_____

[1] RSAs granted by the Company are considered participating securities. Income available to participating securities was immaterial in all periods presented.

NOTE 7—BALANCE SHEET COMPONENTS:

Accounts receivable, net:

The following table summarizes accounts receivable, net:

	As of November 30,	
	2024	2023
	(currency in thousands)	
Accounts receivable	$ 10,443,290	$ 10,448,567
Less: Allowance for doubtful accounts	(101,665)	(150,753)
Accounts receivable, net	$ 10,341,625	$ 10,297,814

Allowance for doubtful trade receivables:

The following table summarizes the changes to the allowance for doubtful trade receivables (currency in thousands):

Balance as of November 30, 2021	$ 114,836
Additions	34,741
Write-offs, recoveries, reclassifications and foreign exchange translation	(19,835)
Balance as of November 30, 2022	129,742
Additions	44,742
Write-offs, recoveries, reclassifications and foreign exchange translation	(23,731)
Balance as of November 30, 2023	150,753
Additions	862
Write-offs, recoveries, reclassifications and foreign exchange translation	(49,950)
Balance as of November 30, 2024	$ 101,665

Property and equipment, net:

The following table summarizes property and equipment, net:

	As of November 30,	
	2024	2023
	(currency in thousands)	
Land	$ 27,384	$ 27,871
Equipment, computers and software	483,948	513,030
Furniture and fixtures	64,103	64,429
Buildings, building improvements and leasehold improvements	239,918	236,479
Construction-in-progress	1,230	17,681
Total property and equipment, gross	$ 816,583	$ 859,490
Total accumulated depreciation	(359,559)	(409,466)
Property and equipment, net	$ 457,024	$ 450,024

Depreciation and amortization expense for fiscal years 2024, 2023 and 2022, was $115.2 million, $124.6 million and $164.2 million, respectively. Fiscal years 2024, 2023 and 2022 include accelerated depreciation and amortization expense of $5.5 million, $17.4 million and $64.4 million, respectively due to changes in asset useful lives in conjunction with the consolidation of certain IT systems, which is recorded in "Acquisition, integration and restructuring costs" in the Consolidated Statements of Operations.

Goodwill:

The following table summarizes changes in the carrying amount of goodwill:

	Fiscal Year Ended November 30, 2024			
	Americas	Europe	APJ	Total
	(currency in thousands)			
Balance, beginning of year	$ 2,480,078	$ 1,349,740	$ 74,352	$ 3,904,170
Additions from acquisitions	13,247	6,309	5,157	24,713
Foreign exchange translation	444	(33,496)	(754)	(33,806)
Balance, end of year	$ 2,493,769	$ 1,322,553	$ 78,755	$ 3,895,077

Intangible assets, net:

The following table summarizes intangible assets, net:

	As of November 30, 2024			As of November 30, 2023		
	Gross Amounts	Accumulated Amortization	Net Amounts	Gross Amounts	Accumulated Amortization	Net Amounts
	(currency in thousands)					
Intangible assets with indefinite lives:						
Trade name	$ 1,018,208	$ —	$ 1,018,208	$ 1,033,378	$ —	$ 1,033,378
Intangible assets with finite lives:						
Customer relationships	$ 3,858,727	$(1,001,886)	$ 2,856,841	$ 3,898,701	$ (741,388)	$ 3,157,313
Vendor lists	175,865	(144,692)	31,173	177,737	(132,440)	45,297
Other intangible assets	28,100	(22,055)	6,045	28,579	(20,253)	8,326
	$ 5,080,900	$(1,168,633)	$ 3,912,267	$ 5,138,395	$ (894,081)	$ 4,244,314

Amortization expense for fiscal years 2024, 2023 and 2022, was $292.3 million, $293.7 million and $299.2 million, respectively.

Estimated future amortization expense of the Company's intangible assets is as follows:

Fiscal years ending November 30,	(currency in thousands)
2025	$ 286,585
2026	283,890
2027	280,837
2028	264,655
2029	262,696
Thereafter	1,515,396
Total	$ 2,894,059

NOTE 8—DERIVATIVE INSTRUMENTS:

In the ordinary course of business, the Company is exposed to foreign currency risk, interest rate risk, equity risk, commodity price changes and credit risk. The Company enters into transactions, and owns monetary assets and liabilities, that are denominated in currencies other than the legal entity's functional currency. The Company may enter into forward contracts, option contracts, swaps, or other derivative instruments to offset a portion of the risk on expected future cash flows, earnings, net investments in certain international subsidiaries and certain existing assets and liabilities. However, the Company may choose not to hedge certain exposures for a variety of reasons including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange or interest rates. The Company does not use derivative instruments to cover equity risk and credit risk. The Company's hedging program is not used for trading or speculative purposes.

All derivatives are recognized on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in the Consolidated Statements of Operations, or as a component of accumulated other comprehensive loss ("AOCI") in the Consolidated Balance Sheets, as discussed below.

Cash Flow Hedges

The Company uses interest rate swap derivative contracts to economically convert a portion of its variable-rate debt to fixed-rate debt. Gains and losses on cash flow hedges are recorded in AOCI until the hedged item is recognized in earnings. Deferred gains and losses associated with cash flow hedges of interest payments are recognized in "Interest expense and finance charges, net" in the same period as the related expense is recognized. Derivative instruments designated as cash flow hedges must be de-designated as hedges when it is probable the forecasted hedged transaction will not occur in the initially identified time period or within a subsequent two-month time period. Deferred gains and losses in AOCI associated with such derivative instruments are reclassified into earnings in the period of de-designation. Any subsequent changes in fair value of such derivative instruments are recorded in earnings unless they are re-designated as hedges of other transactions. The Company terminated its remaining interest rate swaps in May 2023 and had no interest rate swaps designated as cash flow hedges outstanding as of November 30, 2024.

Net Investment Hedges

The Company has entered into foreign currency forward contracts, as well as foreign currency forward contracts combined with zero cost foreign exchange collar contracts, to hedge a portion of its net investment in euro denominated foreign operations which are designated as net investment hedges. The Company entered into the net investment hedges to offset the risk of change in the U.S. dollar value of the Company's investment in a euro functional subsidiary due to fluctuating foreign exchange rates. The Company's net investment hedges mature in various periods through 2031.

Non-Designated Derivatives

The Company uses short-term forward contracts to offset the foreign exchange risk of assets and liabilities denominated in currencies other than the functional currency of the respective entities. These contracts, which are not designated as hedging instruments, mature or settle within twelve months. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings in the financial statement line item to which the derivative relates.

Fair Values of Derivative Instruments in the Consolidated Balance Sheets

The fair values of the Company's derivative instruments are disclosed in Note 9 - Fair Value Measurements and summarized in the table below:

Balance Sheet Line Item (currency in thousands)	Value as of			
	November 30, 2024		November 30, 2023	
Derivative instruments not designated as hedging instruments:				
Foreign exchange forward contracts (notional value)	$	1,962,852	$	1,456,110
Other current assets		11,863		4,326
Other accrued liabilities		8,096		9,756
Derivative instruments designated as net investment hedges:				
Foreign currency forward contracts (notional value)	$	687,475	$	516,250
Other current assets		220		—
Other long-term assets		2,320		—
Other accrued liabilities		91		18,335
Other long-term liabilities		7,889		18,041
Foreign exchange collar contracts (notional value)	$	300,000	$	—
Other long-term assets		1,792		—

Volume of Activity

The notional amounts of foreign exchange forward contracts represent the gross amounts of foreign currency, including, principally, the Australian dollar, Brazilian real, British pound, Canadian dollar, Chinese yuan, Czech koruna, Danish krone, Euro, Indian rupee, Indonesian rupiah, Japanese yen, Mexican peso, Norwegian krone, Polish zloty, Romanian leu, Singapore dollar, Swedish krona, Swiss franc and Turkish lira that will be bought or sold at maturity. The notional amounts of foreign exchange collar contracts represent the amounts of put and call options to sell or purchase Euros at a predetermined strike price. The notional amounts for outstanding derivative instruments provide one measure of the transaction volume outstanding and do not represent the amount of the Company's exposure to credit or market loss. The Company's exposure to credit loss and market risk will vary over time as currency and interest rates change.

The Effect of Derivative Instruments on AOCI and the Consolidated Statements of Operations

The following table shows the gains and losses, before taxes, of the Company's derivative instruments designated as cash flow hedges and net investment hedges in Other Comprehensive Income ("OCI"), and not designated as hedging instruments in the Consolidated Statements of Operations for the periods presented:

	Location of Gains (losses) in Income	For the fiscal years ended November 30,		
		2024	2023	2022
		(currency in thousands)		
Derivative instruments not designated as hedging instruments:				
Gains (losses) recognized from foreign exchange forward contracts, net[1]	Cost of revenue	$ 36,971	$ (43,338)	$ 38,360
Losses recognized from foreign exchange forward contracts, net[1]	Other expense, net	(4,091)	(6,212)	(10,504)
Total		$ 32,880	$ (49,550)	$ 27,856
Derivative instruments designated as net investment hedges:				
Gains (losses) recognized in OCI on foreign exchange forward contracts		$ 5,579	$ (29,405)	$ (18,477)
Gains recognized in income (amount excluded from effectiveness testing)	Interest expense and finance charges, net	$ 10,323	$ 9,149	$ 1,802
Gains recognized in OCI on foreign exchange collar contracts[2]		$ 1,791	$ —	$ —
Derivative instruments designated as cash flow hedges:				
Gains recognized in OCI on interest rate swaps		$ —	$ 937	$ 46,502
Gains (losses) on interest rate swaps reclassified from AOCI into income	Interest expense and finance charges, net	$ —	$ 9,494	$ (26,443)

---

[1] The gains and losses largely offset the currency gains and losses that resulted from changes in the assets and liabilities denominated in nonfunctional currencies.

[2] The company had no foreign exchange collar contracts outstanding during the fiscal years ended November 30, 2023 or 2022.

The Company terminated interest rate swaps with a notional value of $400.0 million in December 2021 (the "December 2021 Terminations"). Cumulative losses from the December 2021 Terminations totaled $16.0 million and were reclassified from AOCI to "Interest expense and finance charges, net" over the period through September 2023. The Company additionally terminated interest rate swaps with a notional value of $1.0 billion in May 2023 (the "May 2023 Terminations"). Cumulative gains from the May 2023 Terminations totaled $10.0 million and were reclassified from AOCI to "Interest expense and finance charges, net" over the period through October 2023.

Except for the net investment hedge amounts shown above, there were no material gain or loss amounts excluded from the assessment of effectiveness. There are no existing gains or losses in AOCI expected to be reclassified into earnings in the normal course of business within the next 12 months.

Credit exposure for derivative financial instruments is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the Company's obligations to the counterparties. The Company manages the potential risk of credit losses through careful evaluation of counterparty credit standing and selection of counterparties from a limited group of financial institutions.

NOTE 9—FAIR VALUE MEASUREMENTS:

The Company's fair value measurements are classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following table summarizes the valuation of the Company's financial instruments that are measured at fair value on a recurring basis:

	As of November 30, 2024				As of November 30, 2023			
		Fair value measurement category				Fair value measurement category		
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
				(currency in thousands)				
Assets:								
Forward foreign currency exchange contracts not designated as hedges	$ 11,863	—	$ 11,863	—	$ 4,326	—	$ 4,326	—
Forward foreign currency exchange contracts designated as net investment hedges	2,540	—	2,540	—	—	—	—	—
Foreign exchange collar contracts designated as net investment hedges[1]	1,792	—	1,792	—	—	—	—	—
Liabilities:								
Forward foreign currency exchange contracts not designated as hedges	$ 8,096	—	$ 8,096	—	$ 9,756	$ —	$ 9,756	$ —
Forward foreign currency exchange contracts designated as net investment hedges	7,980	—	7,980	—	36,376	—	36,376	—

[1] The company had no foreign exchange collar contracts outstanding as of November 30, 2023.

The fair values of forward exchange contracts are measured based on the foreign currency spot and forward rates quoted by the banks or foreign currency dealers. The fair values of foreign exchange collar contracts are measured using the cash flow of the contracts, discount rates to account for the passage of time, implied volatility and current foreign exchange market data, which are all based on inputs readily available in public markets. The effect of nonperformance risk on the fair value of derivative instruments was not material as of November 30, 2024 and 2023.

The carrying values of accounts receivable, accounts payable and short-term debt approximate fair value due to their short maturities and interest rates which are variable in nature. The carrying value of the Company's term loans approximate their fair value since they bear interest rates that are similar to existing market rates. The estimated fair value of the Senior Notes was approximately $2.3 billion and $2.2 billion at November 30, 2024 and 2023, respectively.

During the fiscal year ended November 30, 2024 there were no transfers between the fair value measurement category levels.

NOTE 10—BORROWINGS:

Borrowings consist of the following:

	As of November 30,	
	2024	2023
	(currency in thousands)	
TD SYNNEX 1.250% Senior Notes due August 9, 2024 [1] [2]	$ —	$ 700,000
Current portion of term loans	—	75,000
Other short-term borrowings	171,092	208,694
Short-term borrowings before debt discount and issuance costs	$ 171,092	$ 983,694
Less: current portion of unamortized debt discount and issuance costs	—	(109)
Borrowings, current	$ 171,092	$ 983,585
TD SYNNEX 1.750% Senior Notes due August 9, 2026 [1] [2]	$ 700,000	$ 700,000
TD SYNNEX 2.375% Senior Notes due August 9, 2028 [1] [2]	600,000	600,000
TD SYNNEX 2.650% Senior Notes due August 9, 2031 [1] [2]	500,000	500,000
TD SYNNEX 6.100% Senior Notes due April 12, 2034 [2]	600,000	—
Total TD SYNNEX Senior Notes	$ 2,400,000	$ 1,800,000
TD SYNNEX Term Loan	581,250	1,275,000
2024 Term Loan	750,000	—
Total term loans	$ 1,331,250	$ 1,275,000
Other credit agreements and long-term debt	24,956	41,985
Long-term borrowings, before unamortized debt discount and issuance costs	$ 3,756,206	$ 3,116,985
Less: unamortized debt discount and issuance costs	(19,807)	(17,792)
Long-term borrowings	$ 3,736,399	$ 3,099,193

[1] The interest rate payable on each of these series of Senior Notes is subject to adjustment from time to time if the credit rating assigned to such series of Senior Notes is downgraded (or downgraded and subsequently upgraded).

[2] The Company pays interest semi-annually on the Senior Notes on each of February 9 and August 9, except for the 2034 Senior Notes in which the Company pays interest semi-annually on each of April 12 and October 12, which commenced on October 12, 2024.

TD SYNNEX U.S. Accounts Receivable Securitization Arrangement

In the U.S., the Company has an accounts receivable securitization program to provide additional capital for its operations (the "U.S. AR Arrangement"). Under the terms of the U.S. AR Arrangement, as amended, the Company and its subsidiaries that are party to the U.S. AR Arrangement can borrow based on the key terms in the table below (currency in thousands):

Maximum Borrowing Capacity [1]	Maturity Date	Effective Borrowing Cost[2]	Program Fee Payable[3]	Facility Fee Payable[4]
$1,500,000	November 30, 2026	Blended rate	0.85%	0.30% - 0.40%

[1] Based on eligible trade accounts receivable.

[2] Based upon the composition of the lenders, that includes prevailing dealer commercial paper rates and a rate based upon SOFR.

[3] Payable on the used portion of the lenders' commitment; accrues per annum.

[4] Payable on the adjusted commitment of the lenders, accrues at different tiers per annum depending on the amount of outstanding advances from time to time.

Under the terms of the U.S. AR Arrangement, the Company and certain of its U.S. subsidiaries sell, on a revolving basis, their receivables to a wholly-owned, bankruptcy-remote subsidiary. Such receivables, which are recorded in the Consolidated Balance Sheet, totaled approximately $3.4 billion as of both November 30, 2024 and 2023. The borrowings are funded by pledging all of the rights, title and interest in the receivables acquired by the Company's bankruptcy-remote subsidiary as security. Any amounts borrowed under the U.S. AR Arrangement are recorded as debt on the Company's Consolidated Balance Sheets. There were no amounts outstanding under the U.S. AR Arrangement at November 30, 2024 or 2023.

TD SYNNEX Credit Agreement

The Company is party to an amended and restated credit agreement, dated as of April 16, 2024 (as amended, the "TD SYNNEX Credit Agreement") with the lenders party thereto and Citibank, N.A., as agent, pursuant to which the Company received commitments for the extension of a senior unsecured revolving credit facility (the "TD SYNNEX Revolving Credit Facility") not to exceed an aggregate principal amount of $3.5 billion, which may, at the request of the Company but subject to the lenders' discretion, potentially be increased by up to an aggregate amount of $500.0 million. The borrowers under the TD SYNNEX Credit Agreement are TD SYNNEX Corporation and certain subsidiaries of the Company. There were no amounts outstanding under the TD SYNNEX Revolving Credit Facility at November 30, 2024 or 2023. Borrowings under the TD SYNNEX Revolving Credit Facility bear interest at a per annum rate equal to the applicable SOFR rate, plus a credit spread adjustment, plus the applicable margin, as well as a commitment fee as referenced in the table below:

Maturity Date	Credit Spread Adjustment	Margin[2]	Commitment Fee[3]
April 16, 2029[1]	0.10%	1.000%-1.750%	0.100%-0.300%

[1] As amended, the TD SYNNEX Revolving Credit Facility will mature on April 16, 2029, subject, in the lender's discretion to two one-year extensions upon the Company's prior notice to lenders.

[2] The margin is based on the Company's Public Debt Rating (as defined in the TD SYNNEX Credit Agreement). The applicable margin on base rate loans is 1.00% less than the corresponding margin on SOFR rate based loans.

[3] The commitment fee range is applied to any unused commitment under the TD SYNNEX Revolving Credit Facility based on the Company's Public Debt Rating.

The TD SYNNEX Credit Agreement also includes a senior unsecured term loan (the "TD SYNNEX Term Loan") in an original aggregate principal amount of $1.5 billion, that was fully funded in connection with the closing of the Merger. There was $581.3 million and $1.4 billion outstanding on the TD SYNNEX Term Loan as of November 30, 2024 and 2023, respectively. Loans borrowed under the TD SYNNEX Credit Agreement bear interest at a per annum rate equal to the applicable SOFR rate, plus a credit spread adjustment, plus the applicable margin, as well as a commitment fee as referenced in the table below:

Maturity Date	Credit Spread Adjustment	Margin[2]	Effective Interest Rate as of November 30, 2024	Effective Interest Rate as of November 30, 2023
September 1, 2026[1]	0.10%	1.125%-1.750%	6.05%	6.82%

[1] The maturity of the TD SYNNEX Term Loan is on the fifth anniversary of the September 1, 2021 closing date, to occur on September 1, 2026.

[2] The margin is based on the Company's Public Debt Rating. The applicable margin on base rate loans is 1.00% less than the corresponding margin on SOFR rate based loans.

TD SYNNEX Term Loan Credit Agreement

On April 19, 2024, the Company entered into a Term Loan Credit Agreement ("the "2024 Term Loan Credit Agreement") with the initial lenders party thereto, Bank of America N.A., as administrative agent for the lenders, and BOFA Securities, Inc. as lead arranger and lead bookrunner. The 2024 Term Loan Credit Agreement provides for a senior unsecured term loan in the aggregate principal amount of $750.0 million (the "2024 Term Loan"). The proceeds from the 2024 Term Loan were used to repay a portion of the TD SYNNEX Term Loan. The borrower under the 2024 Term Loan is the Company.

Loans borrowed under the 2024 Term Loan Credit Agreement bear interest at a per annum rate equal to the applicable SOFR rate, plus credit spread adjustment, plus the applicable margin within a range based on the Company's Public Debt Rating (as defined in the 2024 Term Loan Credit Agreement). Key terms for the 2024 Term Loan Credit Agreement are as follows:

Maturity Date	Credit Spread Adjustment	Margin	Effective Interest Rate as of November 30, 2024
September 1, 2027	0.10%	1.000% - 1.625%	6.04%

TD SYNNEX Senior Notes

On August 9, 2021, the Company completed its offering of $2.5 billion aggregate principal amount of senior unsecured notes due in 2024, 2026, 2028 and 2031 (collectively, the "Senior Notes," and such offering, the "Senior Notes Offering"). In July 2022, the Company completed an offer to exchange (the "Exchange Offer") its outstanding unregistered Senior Notes for new registered notes (the "Exchange Notes"). The aggregate principal amount of Exchange Notes that were issued was equal to the aggregate principal amount of Senior Notes that were surrendered pursuant to the Exchange Offer. The terms of the Exchange Notes are substantially identical to the terms of the respective series of the Senior Notes, except that the Exchange Notes are registered under the Securities Act, and certain transfer restrictions, registration rights, and additional interest provisions relating to the Senior Notes do not apply to the Exchange Notes.

On April 12, 2024, the Company issued and sold $600.0 million senior notes due in 2034 (the "2034 Senior Notes" and such offering, the "2034 Senior Notes Offering"). The Company used the net proceeds from the 2034 Senior Notes Offering, together with other available funds, to repay the $700.0 million aggregate principal amount of the 1.250% Senior Notes that were due August 9, 2024 and for general corporate purposes. The Company incurred $6.1 million towards issuance costs on the 2034 Senior Notes. References to the collective Senior Notes hereafter also include the 2034 Senior Notes.

The Company may redeem the outstanding Senior Notes, in whole or in part, at any time and from time to time, prior to respective Par Call Dates at a redemption price equal to the greater of (x) 100% of the aggregate principal amount of the applicable Senior Notes to be redeemed and (y) the sum of the present values of the remaining scheduled payments of the principal and interest on the Senior Notes, in each case discounted to the date of redemption (assuming the applicable Senior Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of the applicable treasury rate (as defined in the supplemental indenture establishing the terms of the applicable Senior Notes) plus the applicable spread, as shown in the table below, plus in each case, accrued and unpaid interest thereon to, but excluding, the redemption date. The Company may also redeem the Senior Notes of any series at its option, in whole or in part, at any time and from time to time on or after the applicable Par Call Date, at a redemption price equal to 100% of the principal amount of the Senior Notes to be redeemed.

Par Call Dates and the spread to the applicable treasury rate for the respective outstanding Senior Notes are as follows:

Senior Notes	Par Call Date	Spread (in basis points)
Senior Notes due 2026	July 9, 2026	20
Senior Notes due 2028	June 9, 2028	25
Senior Notes due 2031	May 9, 2031	25
Senior Notes due 2034	January 12, 2034	30

Other Short-Term Borrowings

The Company has various other committed and uncommitted lines of credit with financial institutions, short-term loans, term loans, credit facilities, and book overdraft facilities, totaling approximately $570.5 million in borrowing capacity as of November 30, 2024. Most of these facilities are provided on a short-term basis and are reviewed periodically for renewal. Interest rates and other terms of borrowing under these lines of credit vary by country, depending on local market conditions. There was $171.1 million outstanding on these facilities at November 30, 2024, at a weighted average interest rate of 7.91%, and there was $208.7 million outstanding at November 30, 2023, at a weighted average interest rate of 7.52%. Borrowings under these lines of credit facilities are guaranteed by the Company or secured by eligible accounts receivable.

At November 30, 2024, the Company was also contingently liable for reimbursement obligations with respect to issued standby letters of credit in the aggregate outstanding amount of $47.8 million. These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

The maximum commitment amounts for local currency credit facilities have been translated into U.S. dollars at November 30, 2024 exchange rates.

Future Principal Payments

As of November 30, 2024, future principal payments under the above loans are as follows:

Fiscal Years Ending November 30,	(currency in thousands)
2025	$ 171,092
2026	1,294,806
2027	761,400
2028	600,000
2029	—
Thereafter	1,100,000
Total	$ 3,927,298

Covenant Compliance

The Company's credit facilities have a number of covenants and restrictions that require the Company to maintain specified financial ratios, including a maximum debt to EBITDA ratio and a minimum interest coverage ratio, in each case tested on the last day of each fiscal quarter. The covenants also limit the Company's ability to incur additional debt, create liens, enter into agreements with affiliates, modify the nature of the Company's business, and merge or consolidate. As of November 30, 2024, the Company was in compliance with all material covenants for the above arrangements.

NOTE 11 – SUPPLIER FINANCE PROGRAMS:

The Company has certain arrangements with third-party financial institutions ("Supplier Finance Programs"), which facilitate the participating vendors' ability to sell their accounts receivable from the Company to third-party financial institutions, at the sole discretion of these vendors. The Company is not party to the agreements between the vendor and the third-party financial institution. As part of these arrangements, the Company generally receives more favorable payment terms from its vendors. The Company's rights and obligations to its vendors, including amounts due, are generally not impacted by Supplier Finance Programs. However, the Company agrees to make all payments to the third-party financial institutions, and the Company's right to offset balances due from vendors against payment obligations is restricted by the agreements for those payment obligations that have been sold by the respective vendors. The Company generally does not incur any fees under Supplier Finance Programs; however, the Company did recognize an immaterial amount of fees during fiscal year 2024 within "Cost of revenue" in the Company's Consolidated Statements of Operations related to an arrangement with a certain vendor. As of November 30, 2024 and November 30, 2023, the Company had $3.2 billion and $2.7 billion, respectively, in obligations outstanding under these programs included in "Accounts payable" in the Company's Consolidated Balance Sheets and all activity related to the obligations is presented within operating activities in the Consolidated Statements of Cash Flows.

NOTE 12—SEGMENT INFORMATION:

Summarized financial information related to the Company's reportable business segments for the periods presented is shown below:

	Americas	Europe	APJ	Consolidated
	(currency in thousands)			
Fiscal Year ended November 30, 2024				
Revenue	$ 34,791,848	$ 19,634,156	$ 4,026,432	$ 58,452,436
Operating income	817,548	263,913	112,750	1,194,211
Depreciation and amortization expense	(239,481)	(157,546)	(10,505)	(407,532)
Purchases of property and equipment[1]	(99,238)	(20,832)	(5,005)	(125,075)
Total assets	16,842,254	11,259,735	2,172,490	30,274,479
Fiscal Year ended November 30, 2023				
Revenue	$ 34,573,859	$ 19,422,297	$ 3,559,260	$ 57,555,416
Operating income	736,605	236,477	104,950	1,078,032
Depreciation and amortization expense	(256,911)	(151,712)	(9,692)	(418,315)
Purchases of property and equipment[1]	(68,667)	(21,027)	(4,840)	(94,534)
Total assets	16,693,727	11,006,064	1,713,023	29,412,814
Fiscal Year ended November 30, 2022				
Revenue	$ 38,791,102	$ 20,289,211	$ 3,263,497	$ 62,343,810
Operating income	734,103	227,249	89,521	1,050,873
Depreciation and amortization expense	(280,113)	(174,019)	(9,233)	(463,365)
Purchases of property and equipment[1]	(44,373)	(15,754)	(5,164)	(65,291)

_____

[1] Excludes purchases of capitalized software and application software.

The Company attributes revenues from external customers to the country from where products are delivered. Except for the U.S., no other country accounted for 10% or more of the Company's revenue for the periods presented.

	Fiscal Years Ended November 30,		
	2024	2023	2022
	(currency in thousands)		
Revenue:			
United States	$ 31,075,984	$ 30,418,425	$ 34,104,786
Others	27,376,452	27,136,991	28,239,024
Total	$ 58,452,436	$ 57,555,416	$ 62,343,810

Except for the U.S. and France, no other country accounted for 10% or more of the Company's property and equipment, net, less capitalized software and application software, for the periods presented:

	As of November 30,	
	2024	2023
	(currency in thousands)	
Long-lived assets:		
United States	$ 225,885	$ 221,411
France	42,254	36,796
Others	74,353	78,659
Total	$ 342,492	$ 336,866

NOTE 13—EMPLOYEE BENEFITS PLANS:

The Company has 401(k) plans in the U.S. under which eligible co-workers may contribute up to the maximum amount as provided by law. Co-workers generally become eligible to participate in these plans on the first day of the month after their employment date. The Company may make discretionary contributions under the plans. During fiscal years 2024, 2023 and 2022, the Company contributed $17.0 million, $17.3 million and $15.8 million, respectively, to these 401(k) plans. Co-workers in certain of the Company's international subsidiaries are covered by government mandated defined contribution plans, which are not material to operations. Additionally, the Company has defined benefit plans sponsored by certain international subsidiaries which are not material to its operations.

NOTE 14—LEASES:

The Company leases certain of its facilities and equipment under noncancellable operating lease agreements, which expire in various periods through 2039. The Company's finance leases are not material.

The following table presents the various components of lease costs:

	Fiscal Years Ended November 30,		
	2024	2023	2022
	(currency in thousands)		
Operating lease cost	$ 108,898	$ 109,789	$ 113,878
Short-term and variable lease cost	28,672	26,022	13,031
Sublease income	(606)	(950)	(1,067)
Total operating lease cost	$ 136,964	$ 134,861	$ 125,842

The following table presents a maturity analysis of expected undiscounted cash flows for operating leases on an annual basis for the next five years and thereafter as of November 30, 2024:

Fiscal Years Ending November 30,	(currency in thousands)
2025	$ 104,065
2026	96,001
2027	80,263
2028	66,750
2029	52,923
Thereafter	202,651
Total payments	$ 602,653
Less: imputed interest[1]	(108,156)
Total present value of lease payments	$ 494,497

_____

[1] Imputed interest represents the difference between undiscounted cash flows and discounted cash flows.

The following amounts were recorded in the Company's Consolidated Balance Sheet as of November 30, 2024 and 2023:

Operating leases	Balance sheet location	November 30, 2024	November 30, 2023
		(currency in thousands)	
Operating lease ROU assets	Other assets, net	$ 471,889	$ 450,966
Current operating lease liabilities	Other accrued liabilities	103,789	95,128
Non-current operating lease liabilities	Other long-term liabilities	390,708	372,944

The following table presents supplemental cash flow information related to the Company's operating leases for fiscal years 2024, 2023 and 2022. Cash payments related to variable lease costs and short-term leases are not included in the measurement of operating lease liabilities, and, as such, are excluded from the amounts below:

	Fiscal Years Ended November 30,		
Cash flow information	2024	2023	2022
	(currency in thousands)		
Cash paid for amounts included in the measurement of lease liabilities	$ 103,803	$ 108,880	$ 114,558
Non-cash ROU assets obtained in exchange for lease liabilities	111,123	128,953	72,885

The weighted-average remaining lease term and discount rate as of November 30, 2024 and 2023 were as follows:

Operating lease term and discount rate	2024	2023
Weighted-average remaining lease term (years)	7.69	7.63
Weighted-average discount rate	4.86 %	4.53 %

NOTE 15—INCOME TAXES:

The components of pretax income are as follows:

	Fiscal Years Ended November 30,		
	2024	2023	2022
	(currency in thousands)		
United States	$ 263,321	$ 283,233	$ 334,994
Foreign	602,714	506,275	492,136
	$ 866,035	$ 789,508	$ 827,130

Significant components of the provision for income taxes are as follows:

	Fiscal Years Ended November 30,		
	2024	2023	2022
	(currency in thousands)		
Current tax provision:			
Federal	$ 12,163	$ 78,239	$ 88,745
State	24,501	40,436	35,320
Foreign	169,093	135,494	144,139
	$ 205,757	$ 254,169	$ 268,204
Deferred tax provision (benefit):			
Federal	$ 18,006	$ (30,499)	$ (31,143)
State	(12,836)	(24,771)	(9,471)
Foreign	(33,983)	(36,302)	(51,767)
	$ (28,813)	$ (91,572)	$ (92,381)
Total tax provision	$ 176,944	$ 162,597	$ 175,823

The breakdown of net deferred tax assets and liabilities are as follows:

	As of November 30,	
	2024	2023
	(currency in thousands)	
Deferred tax assets	$ 36,059	$ 79,512
Deferred tax liabilities	(812,763)	(893,021)
Total net deferred tax assets (liabilities)	$ (776,704)	$ (813,509)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	As of November 30,	
	2024	**2023**
	(currency in thousands)	
Assets:		
Loss carryforwards	$ 87,043	$ 82,014
Lease liabilities	110,166	103,013
Accrued liabilities	118,272	127,399
Foreign tax credit carryforwards	36,290	45,732
Disallowed interest expense	21,976	23,368
Allowance for doubtful accounts and sales return reserves	19,713	34,476
Capitalized inventory costs	11,974	12,106
Unrealized losses on hedges	11,971	13,806
Acquisition and transaction related costs	5,255	7,617
Share-based compensation expense	15,575	16,548
Deferred revenue	12,129	7,016
Long-lived assets	4,665	6,188
Other, net	3,251	688
	458,280	479,971
Less: valuation allowance	(80,640)	(92,371)
Total deferred tax assets	$ 377,640	$ 387,600
Liabilities:		
Long-lived assets	$ (1,017,777)	$ (1,090,615)
Lease right-of-use assets	(106,821)	(99,831)
Deferred costs	(12,279)	(3,905)
Deferred taxes on unremitted earnings	(5,116)	—
Other, net	(12,351)	(6,758)
Total deferred tax liabilities	$ (1,154,344)	$ (1,201,109)
Net deferred tax liability	$ (776,704)	$ (813,509)

The decrease in the Company's net deferred tax liability position is primarily due to a reversal of a portion of the Company's deferred tax liabilities. The net change in the deferred tax valuation allowances in fiscal 2024 was a decrease of $11.7 million primarily resulting from the release of valuation allowances on foreign tax credits in certain jurisdictions for which a valuation allowance had previously been established.

The valuation allowance at November 30, 2024 and November 30, 2023 primarily relates to carryforwards for foreign net operating losses and foreign tax credits in the United States. The Company considers all positive and negative evidence available in determining the potential of realizing deferred tax assets. To the extent that the Company generates consistent taxable income within those operations with valuation allowances, the Company may reduce the valuation allowances, thereby reducing income tax expense and increasing net income in the period the determination is made.

The Company's net operating loss carryforwards totaled $265.1 million at November 30, 2024. The majority of the net operating losses have an indefinite carryforward period with the remaining portion expiring in fiscal years 2025 through 2043. In addition, the Company has a $22.4 million net amount of state net operating losses with the majority having an indefinite carryforward period. The Company's foreign tax credit carryforwards in the United States totaled $36.3 million at November 30, 2024. The foreign tax credits have a ten-year carryforward period, and the majority is set to expire in fiscal year 2025.

The reconciliation of the statutory United States federal income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Years Ended November 30,		
	2024	**2023**	**2022**
United States federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal income tax benefit	1.0	1.1	1.8
Global intangible low taxed income	0.4	0.7	0.2
Tax on foreign earnings different than US federal rate	(2.5)	(3.0)	(2.5)
Net changes in deferred tax valuation allowances	(1.4)	(0.2)	(0.9)
Interest not subject to tax, net	0.1	0.1	0.3
Foreign withholding taxes	2.4	0.6	—
Capital loss carryback	—	—	(1.0)
Net changes in reserves for uncertain tax positions	(0.3)	—	(0.1)
Stock compensation related to Tech Data equity awards	—	0.9	1.4
Other, net	(0.3)	(0.6)	1.1
Effective income tax rate	20.4 %	20.6 %	21.3 %

The Company's U.S. business has sufficient cash flow and liquidity to fund its operating requirements and the Company expects and intends that profits earned outside the U.S. will be utilized and reinvested outside of the U.S.

As of November 30, 2024, the Company had approximately $1.9 billion of undistributed earnings of its non-U.S. subsidiaries. The Company intends to indefinitely reinvest the remaining earnings from its foreign subsidiaries for which a deferred tax liability has not already been recorded. It is not practicable to determine the amount of applicable taxes that would be due if such earnings were distributed. Accordingly, the Company has not provisioned United States state taxes and foreign withholding taxes on non-U.S. subsidiaries for which the earnings are permanently reinvested.

The Company has been granted tax holidays in certain jurisdictions, primarily, China. The tax holidays provide for lower rates of taxation and require various thresholds of investment and business activities in those jurisdictions. Certain tax holidays will begin to expire in fiscal year 2025. The tax benefits from the above tax holidays for fiscal years 2024, 2023 and 2022 were not material.

The estimates and assumptions used by the Company in computing the income taxes reflected in the Company's consolidated financial statements could differ from the actual results reflected in the income tax returns filed during the subsequent year. Adjustments are recorded based on filed returns when such returns are finalized or the related adjustments are identified.

The Organization for Economic Co-operation and Development has published a proposal to establish a new global minimum corporate tax rate of 15%, commonly referred to as Pillar Two. While the U.S. has not yet adopted the Pillar Two framework into law, several countries in which we operate have enacted tax legislation based on the Pillar Two framework with certain components of the minimum tax rules effective beginning in 2024 (fiscal year 2025 for the Company) and further rules becoming effective beginning in 2025. These rules are not expected to materially impact the Company's Consolidated Financial Statements. The Company will continue to monitor U.S. and global legislative action related to Pillar Two for potential impacts.

The aggregate changes in the balances of gross unrecognized tax benefits, excluding accrued interest and penalties, during fiscal years 2024, 2023 and 2022 were as follows (currency in thousands):

For the year ended November 30:	2024	2023	2022
Gross unrecognized tax benefits at beginning of period	$ 18,940	$ 20,695	$ 26,330
Increases in tax positions for prior years	1,068	859	1,069
Decreases in tax positions for prior years	(1,219)	(3,093)	(189)
Increases in tax positions for current year	1,390	3,101	955
Expiration of statutes of limitation	(3,167)	(2,874)	(3,074)
Settlements	—	—	(3,375)
Changes due to translation of foreign currencies	(215)	252	(1,021)
Gross unrecognized tax benefits at end of period	$ 16,797	$ 18,940	$ 20,695

As of November 30, 2024, the amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $16.8 million. Unrecognized tax benefits that have a reasonable possibility of significantly decreasing within the 12 months following November 30, 2024 would not have a material impact on the tax rate. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. The Company's accrued interest and penalties at November 30, 2024 would not have a material impact on the effective tax rate if reversed. The provision for income taxes for each of the fiscal years ended November 30, 2024, 2023 and 2022 includes interest expense on unrecognized income tax benefits for current and prior years which is not significant to the Company's Consolidated Statement of Income. The change in the balance of accrued interest for fiscal 2024, 2023 and 2022, includes the current year end accrual, an interest benefit resulting from the expiration of statutes of limitation, and the translation adjustments on foreign currencies.

The Company conducts business primarily in the Americas, Europe and APJ, and as a result, one or more of its subsidiaries files income tax returns in the U.S. federal, various state, local and foreign tax jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities. The Company is no longer subject to examinations by the Internal Revenue Service for years before fiscal 2021. The Company is no longer subject to foreign or state income tax audits for returns covering years through 2011, and fiscal year 2017, respectively.

On December 1, 2020, the Company completed the previously announced separation of its customer experience services business (the "Separation"), in a tax-free transaction for federal income tax purposes, which was accomplished by the distribution of one hundred percent of the outstanding common stock of Concentrix Corporation ("Concentrix"). SYNNEX stockholders received one share of Concentrix common stock for every share of SYNNEX common stock held at the close of business on the record date. In preparation of the Separation, SYNNEX entered into a Tax Matters Agreement with Concentrix effective on December 1, 2020 that governs the rights and obligations of SYNNEX and Concentrix for certain pre-Separation tax liabilities. The Tax Matters Agreement provides that SYNNEX and Concentrix will share certain pre-Separation income tax liabilities that arise from adjustments made by tax authorities to SYNNEX and Concentrix' U.S. and certain non-U.S. income tax returns. In certain jurisdictions SYNNEX and Concentrix have joint and several liability for past income tax liabilities and accordingly, SYNNEX could be legally liable under applicable tax law for such liabilities and required to make additional tax payments.

In addition, if the distribution of Concentrix' common shares to the SYNNEX stockholders is determined to be taxable, Concentrix and SYNNEX would share the tax liability equally, unless the taxability of the distribution is the direct result of action taken by either Concentrix or SYNNEX subsequent to the distribution in which case the party causing the distribution to be taxable would be responsible for any taxes imposed on the distribution.

NOTE 16—COMMITMENTS AND CONTINGENCIES:

As is customary in the technology industry, to encourage certain customers to purchase products from us, the Company also has other financing agreements with financial institutions to provide inventory financing facilities to the Company's customers and allow certain customers of the Company to finance their purchases directly with the financial institutions. The Company is contingently liable to repurchase inventory sold under these agreements in the event of any default by its customers under the agreement and such inventory being repossessed by the financial institutions. As the Company does not have access to information regarding the amount of inventory purchased from the Company still on hand with the customer at any point in time, the Company's repurchase obligations relating to inventory cannot be reasonably estimated. Losses, if any, would be the difference between the repossession cost and the resale value of the inventory. Repurchases under these arrangements have been insignificant to date and the Company is not aware of any pending customer defaults or repossession obligations. The Company believes that, based on historical experience, the likelihood of a material loss pursuant to these inventory repurchase obligations is remote.

In 2013, the French Autorité de la Concurrence ("Competition Authority") began an investigation into the French market for certain products of Apple, Inc., ("Apple") for which the Company is a distributor. In March 2020, the Competition Authority imposed fines on the Company, on another distributor, and on Apple, finding that the Company entered into an anticompetitive agreement with Apple regarding volume allocations of Apple products. The initial fine imposed on the Company was €76.1 million. The Company appealed its determination to the French courts, seeking to set aside or reduce the fine. On October 6, 2022, the appeals court issued a ruling that reduced the fine imposed on the Company from €76.1 million to €24.9 million. As a result of the appeals court ruling, the Company paid €24.9 million through fiscal year 2022. The Company decreased its accrual established for this matter by $10.8 million during fiscal year 2022 which is recorded in "Other expense, net" in the Consolidated Statement of Operations. The Company continues to contest the arguments of the Competition Authority and has further appealed this matter. A civil lawsuit related to this matter, alleging anticompetitive actions in association with the established distribution networks for Apple, the Company and another distributor was filed by eBizcuss. On November 25, 2024, the Paris Commercial Court ruled in favor of the Company and the other defendants and dismissed the claims in the eBizcuss civil lawsuit. An appeal to the ruling has since been made by eBizcuss, and while the Company continues to evaluate this matter, based on the favorable ruling from the Paris Commercial Court, the Company believes the likelihood of a material loss related to the eBizcuss lawsuit is remote.

From time to time, the Company receives notices from third parties, including customers and suppliers, seeking indemnification, payment of money or other actions in connection with claims made against them. Also, from time to time, the Company has been involved in various bankruptcy preference actions where the Company was a supplier to the companies now in bankruptcy. In addition, the Company is subject to various other claims, both asserted and unasserted, that arise in the ordinary course of business. The Company evaluates these claims and records the related liabilities in cases where a contingent obligation is deemed probable and reasonably estimable. It is possible that the ultimate liabilities could differ from the amounts recorded.

The Company does not believe that the above commitments and contingencies will have a material adverse effect on the Company's results of operations, financial position or cash flows.

TD SYNNEX CORPORATION
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Fiscal Years Ended November 30, 2024, 2023 and 2022
(in thousands)
(Amounts may not add or compute due to rounding)

	Balances at Beginning of Fiscal Year	Charged to Revenue and Expense, net	Additions and Measurement Period Adjustments Related to Acquisitions	Deductions, Reclassifications and Write-offs	Balances at End of Fiscal Year
Fiscal Year Ended November 30, 2022					
Allowance for sales returns-gross	$ 171,869	$ 43,127	$ —	$ (9,172)	$ 205,825
Allowance for deferred tax assets	123,435	(10,837)	(19,445)	9,738	102,891
Fiscal Year Ended November 30, 2023					
Allowance for sales returns-gross	$ 205,825	$ 21,342	$ —	$ (57,132)	$ 170,035
Allowance for deferred tax assets	102,891	(933)	—	(9,587)	92,371
Fiscal Year Ended November 30, 2024					
Allowance for sales returns-gross	$ 170,035	$ 35,468	$ —	$ (29,543)	$ 175,960
Allowance for deferred tax assets	92,371	(15,701)	5,545	(1,575)	80,640

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of disclosure controls and procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Report, our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer) have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting on page 48, and the attestation report of KPMG LLP, an independent registered public accounting firm on page 49, is incorporated herein by reference.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with management's evaluation during our last quarter of fiscal 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Trading Arrangements

On October 13, 2024, Dennis Polk, a member of the Company's Board of Directors and Hyve Solutions Executive, adopted a trading arrangement on behalf of the Polk family trust of which Mr. Polk is a trustee, for the sale of securities of the Company's common stock that is intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c). The Rule 10b5-1 trading arrangement provides for the sale of up to 35,853 shares of common stock until February 3, 2026 pursuant to the terms of the plan.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not Applicable.

PART III

Item 10.   *Directors, Executive Officers and Corporate Governance*

The information required by this item (with respect to Directors), as well as the information required by Item 407(c)(3), if applicable, and 407(d)(4) and (d)(5) of Regulation S-K is incorporated by reference from the information under the captions "Election of Directors" and "Corporate Governance -- Organization of the Board of Directors" contained in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2025 Annual Meeting of Stockholders to be held on April 2, 2025 (the "Proxy Statement"). Certain information also required by Item 401 of Regulation S-K concerning executive officers is set forth in Part I of this Report under the caption "Information About Our Executive Officers."

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. To the extent disclosure for delinquent reports is being made, it can be found under the caption "Delinquent Section 16(a) Reports" in the Proxy Statement and is incorporated herein by reference.

With respect to Item 406 of Regulation S-K, we have adopted a code of ethics that applies to all of our co-workers, including our principal executive officer, our principal financial officer, our principal accounting officer, our controllers and persons performing similar functions. This code of ethical business conduct, called "Code of Conduct - Our Shared Principles", is available free of charge on our public website (www.tdsynnex.com) on the investor relations webpage. Future amendments or waivers relating to the code of ethics will be disclosed on the webpage referenced in this paragraph within five (5) business days following the date of such amendment or waiver.

With respect to Item 408(b) of Regulation S-K, the Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to the Company and its personnel, including officers, directors, all other co-workers of the Company and its subsidiaries, and other covered persons. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

Item 11.   *Executive Compensation*

The information required by this item is incorporated by reference from the information under the captions "Executive Compensation," "Corporate Governance -- 2024 Directors' Compensation Table," "Corporate Governance -- Narrative to Directors' Compensation Table," and "Corporate Governance -- Compensation Committee Interlocks and Insider Participation," contained in the Proxy Statement.

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item of Regulation S-K with respect to security ownership of certain beneficial owners and management is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of November 30, 2024 (shares and per share amounts, as stated):

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)		Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)	
Equity compensation plan approved by security holders	481,989	[1]	$ 78.52	3,447,185	[2][3]
Equity compensation plan not approved by security holders	—		—	—	
Total	481,989	[1]	$ 78.52	3,447,185	[2][3]

_____

[1] Includes the number of shares to be issued under our 2013 and 2020 Plans. Please see Note 4 - Share Based Compensation of the Notes to the Consolidated Financial Statements for further information regarding the plans.

[2] Includes the number of shares reserved for issuance under our 2020 Plan. The number of shares initially authorized for issuance under our 2020 Plan will not exceed the sum of (i) 2,493,196 shares of common stock plus (ii) any shares under the 2013 Plan that are subject to outstanding awards to the extent those awards expire, terminate or are canceled for any reason prior to exercise without the issuance or delivery of such shares, any shares subject to vesting restrictions that are subsequently forfeited, and any reserved shares not issued or subject to outstanding awards, up to a maximum of 1,443,193 shares. Due to antidilution provisions in the 2020 TD SYNNEX Plan the number of authorized shares was increased by 2,620,859 shares following the Separation. Please see Note 4 - Share Based Compensation of the Notes to the Consolidated Financial Statements for further information regarding the TD SYNNEX Plans.

[3] Includes 697,918 shares available-for-sale pursuant to our 2024 Employee Stock Purchase Plan. See Note 4 - Share Based Compensation of the Notes to the Consolidated Financial Statements for further information regarding the 2024 Employee Stock Purchase Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference from the information contained under the caption "Certain Relationships and Related Party Transactions" and "Election of Directors" contained in the Proxy Statement.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference from the information contained under the caption "Ratification of the Appointment of Independent Registered Public Accountants" contained in the Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this report:

      (1)   Financial Statements

See Index under Item 8.

      (2)   Financial Statements Schedule

See Index under Item 8.

      (3)   Exhibits

See Item 15(b) below. Each compensatory plan required to be filed has been identified.

(b) Exhibits.

Exhibit Number	Description of Document
2.1+	Agreement and Plan of Merger, dated as of March 22, 2021, by and among SYNNEX, Spire Sub I, Inc., Spire Sub II, LLC, and Tiger Parent (AP) Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on March 22, 2021).
3(i).1	Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(i).1 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 2022).
3(ii).1	Amended and Restated Bylaws (incorporated by reference to Exhibit 3(ii).1 to the Company's Current Report on Form 8-K filed on September 30, 2024).
4.1	Description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended November 30, 2021).
4.2	Indenture, dated as of August 9, 2021, by and between SYNNEX Corporation and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 9, 2021).
4.3	First Supplemental Indenture, dated as of August 9, 2021, between SYNNEX Corporation and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 9, 2021).
4.4	Second Supplemental Indenture, dated as of August 9, 2021, between SYNNEX Corporation and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 9, 2021).
4.5	Third Supplemental Indenture, dated as of August 9, 2021, between SYNNEX Corporation and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on August 9, 2021).
4.6	Fourth Supplemental Indenture, dated as of August 9, 2021, between SYNNEX Corporation and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on August 9, 2021).
4.7	Fifth Supplemental Indenture, dated as of April 12, 2024, by and between TD SYNNEX Corporation and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on April 12, 2024).
4.8	Form of $700,000,000 1.250% Senior Notes due 2024 (included as Exhibit A to Exhibit 4.2) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 9, 2021).

4.9	Form of $700,000,000 1.750% Senior Notes due 2026 (included as Exhibit A to Exhibit 4.3) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 9, 2021).
4.10	Form of $600,000,000 2.375% Senior Notes due 2028 (included as Exhibit A to Exhibit 4.4) (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on August 9, 2021).
4.11	Form of $500,000,000 2.650% Senior Notes due 2031 (included as Exhibit A to Exhibit 4.5) (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on August 9, 2021).
4.12	Form of $600,000,000 6.100% Senior Notes due 2034 (included as Exhibit A to Exhibit 4.7) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on April 12, 2024).
4.13	Registration Rights Agreement, dated as of August 9, 2021, by and between SYNNEX Corporation and Citigroup Global Markets Inc., as representative of the initial purchasers of the Notes (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 9, 2021).
10.1#	SYNNEX Corporation 2013 Stock Incentive Plan (incorporated by reference to the Company's 2013 Proxy Statement on Schedule 14A (File No. 001-31892) filed on February 22, 2013).
10.2#	Amendment No. 1 to the SYNNEX Corporation 2013 Stock Incentive Plan (incorporated by reference to the Company's additional definitive proxy materials to the 2013 Proxy Statement on Schedule 14A (File No. 001-31892) filed on March 5, 2013).
10.3#	Amendment No. 2 to the SYNNEX Corporation 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2014).
10.4#	Amendment No. 3 to SYNNEX Corporation 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.53 to the Company's Annual Report on Form 10-K for the year ended November 30, 2016).
10.5#	Amendment No. 4 to SYNNEX Corporation 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 2017).
10.6#	Amendment No. 5 to SYNNEX Corporation 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2018).
10.7#	Form of incentive award agreements related to the SYNNEX Corporation 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 2014).
10.8#	SYNNEX Corporation 2020 Stock Incentive Plan (incorporated by reference to the Company's 2020 proxy statement on Schedule 14A (File No. 001-31892) filed on February 10, 2020).
10.9#	Amendment No. 1 to SYNNEX Corporation's 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 7, 2020).
10.10#	Amendment No. 2 to SYNNEX Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on April 8, 2021).
10.11#	Forms of incentive award agreements related to the 2020 SYNNEX Corporation Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on October 9, 2020).
10.12#	SYNNEX Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2005 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.13#	Amendment to SYNNEX Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended November 30, 2011).
10.14#	TD SYNNEX Corporation 2014 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.20# to the Company's Annual Report on Form 10-K for the year ended November 30, 2021).
10.15#	Offer Letter with Richard Hume dated August 31, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 2, 2021).

10.16#	Employment Agreement, dated as of January 4, 2018, by and between the Company and Dennis Polk (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 9, 2018).
10.17#	Amendment to Offer Letter dated January 4, 2018, by and between SYNNEX Corporation and Dennis Polk (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 26, 2021).
10.18#	Amendment No. 2 to Offer Letter dated September 28, 2021, by and between TD SYNNEX and Dennis Polk (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 28, 2021).
10.19#	Offer Letter, dated as of April 1, 2013, by and between the Company and Marshall Witt (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 3, 2013).
10.20#	Offer Letter, dated as of January 1, 2019, by and between the Company and Michael Urban (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 9, 2019).
10.21#	Manager's Agreement Between TS Europe Executive BVBA and Mr. Patrick Zammit, dated as of February 1, 2017 (incorporated by reference to Exhibit 10-20 to Tech Data Corporation's Form 10-K filed on March 25, 2020).
10.22#	Addendum to the Manager's Agreement Between TS Europe Executive BVBA and Mr. Patrick Zammit, dated as of February 28, 2017 (incorporated by reference to Exhibit 10-21 to Tech Data Corporation's Form 10-K filed on March 25, 2020).
10.23#	Form of Change of Control Severance Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.24#	Amendment to SYNNEX Corporation Change of Control Severance Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.25#	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.26	Separation and Distribution Agreement between SYNNEX Corporation and Concentrix Corporation, dated as of November 30, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 2, 2020).
10.27	Employee Matters Agreement between SYNNEX Corporation and Concentrix Corporation, dated as of November 30, 2020 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 2, 2020).
10.28	Tax Matters Agreement between SYNNEX Corporation and Concentrix Corporation, dated as of November 30, 2020 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on December 2, 2020).
10.29	Master Commercial Agreement between SYNNEX Corporation and Concentrix Corporation, dated as of December 1, 2020 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on December 2, 2020).
10.30	Investor Rights Agreement dated September 1, 2021 between SYNNEX and Tiger Parent Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 2, 2021).
10.31	Credit Agreement dated as of April 16, 2021 among SYNNEX Corporation and named Initial Lenders and Citibank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 20, 2021).
10.32	Fifth Amended and Restated Receivables Funding and Administration Agreement, dated as of December 22, 2021, by and among SIT Funding Corporation, TD SYNNEX Corporation, the lenders party thereto and The Toronto-Dominion Bank, as agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 29, 2021).

10.33	Twentieth Amendment to Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of December 22, 2021, by and among TD SYNNEX Corporation, SIT Funding Corporation, Westcon Group North America, Inc., the originators party thereto, the lenders party thereto, and The Toronto-Dominion Bank, as agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 29, 2021).
10.34#	TD SYNNEX Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 2022).
10.35#	Amendment No. 3 to Offer Letter dated January 4, 2023, by and between TD SYNNEX and Dennis Polk (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 10, 2023).
10.36#	Form of Notice of Stock Option Grant and Stock Option Agreement (U.S.) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 19, 2022).
10.37#	Form of Notice of Stock Option Grant and Stock Option Agreement (non-U.S.) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 19, 2022).
10.38#	Form of Notice of Restricted Stock Award and Restricted Stock Agreement (U.S.) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 19, 2022).
10.39#	Form of Notice of Restricted Stock Award and Restricted Stock Agreement (non-U.S.) (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on September 19, 2022).
10.40#	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement (time-based) (U.S.) (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on September 19, 2022).
10.41#	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement (time-based) (non-U.S.) (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on September 19, 2022).
10.42#	Form of Notice of Performance-Based Restricted Stock Unit Award and Performance-Based Restricted Stock Unit Agreement (U.S.) (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on September 19, 2022).
10.43#	Form of Notice of Performance-Based Restricted Stock Unit Award and Performance-Based Restricted Stock Unit Agreement (non-U.S.) (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed on September 19, 2022).
10.44	First Omnibus Amendment to the Fifth Amended and Restated Receivables Funding and Administration Agreement, dated as of August 22, 2022 by and among SIT Funding Corporation, TD SYNNEX Corporation, the lenders party thereto and The Toronto-Dominion Bank, as agent (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2022).
10.45+	Amendment No. 1, dated as of May 22, 2023 to the Credit Agreement, dated as of April 16, 2021 among TD SYNNEX Corporation and named Initial Lenders and Citibank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2023).
10.46	Second Amendment to Fifth Amended and Restated Receivables Funding and Administration Agreement, dated as of May 30, 2023 by and among SIT Funding Corporation, TD SYNNEX Corporation, the lenders party thereto and The Toronto-Dominion Bank, as agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2023).
10.47+	Second Omnibus Amendment to the Fifth Amended and Restated Receivables Funding and Administration Agreement and the Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of December 11, 2023 by and among SIT Funding Corporation, TD SYNNEX Corporation, the originators party thereto, the lenders party thereto and the Toronto-Dominion Bank, as agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 14, 2023).
10.48#	Offer Letter dated November 28, 2023, by and between TD SYNNEX and Patrick Zammit (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 30, 2023).

10.49	TD SYNNEX Corporation 2016 Management Incentive Plan (incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023).
10.50+	Fourth Amendment to the Fifth Amended and Restated Receivables Funding and Administration Agreement, dated as of March 29, 2024 by and among TD SYNNEX Corporation, SIT Funding Corporation, the originators party thereto, the lenders party thereto and the Toronto-Dominion Bank, as agent (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2024).
10.51#	Advisor Agreement with Duane Zitzner dated March 21, 2024 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2024).
10.52#	TD SYNNEX Corporation 2024 Employee Stock Purchase Plan (incorporated by reference to the Company’s 2024 Proxy Statement on Schedule 14A (File No. 001-31892) filed on February 5, 2024)
10.53+	Amended and Restated Credit Agreement, dated as of April 16, 2024, by and among TD SYNNEX Corporation, the lenders party thereto and Citibank, N.A., as agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 22, 2024).
10.54+	Credit Agreement, dated as of April 19, 2024, by and among TD SYNNEX Corporation, the lenders party thereto and Bank of America, N.A., as agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 22, 2024).
10.55#+	Severance Agreement, dated July 1, 2024, by and between TD SYNNEX Corporation and Michael Urban (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 15, 2024).
10.56#	Offer Letter dated June 19, 2024, by and between TD SYNNEX Corporation and Patrick Zammit (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 20, 2024).
10.57+	Third Omnibus Amendment to the Fifth Amended and Restated Receivables Funding and Administration Agreement and the Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of August 1, 2024 by and among TD SYNNEX Corporation, SIT Funding Corporation, the originators party thereto, the lenders party thereto, and the Toronto-Dominion Bank, as agent (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2024).
10.58+	Fifth Omnibus Amendment to the Fifth Amended and Restated Receivables Funding and Administration Agreement and the Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of December 12, 2024 by and among SIT Funding LLC, TD SYNNEX Corporation, the originators party thereto, the lenders and managing agents party thereto and the Toronto-Dominion Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 17, 2024).
10.59#	Amendment No. 4 to the TD SYNNEX Corporation 2020 Stock Incentive Plan.
10.60#	Form of Notice of Restricted Stock Award and Restricted Stock Agreement (U.S.) (Effective December 1, 2024).
10.61#	Form of Notice of Restricted Stock Award and Restricted Stock Agreement (non-U.S.) (Effective December 1, 2024).
10.62#	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement (time-based) (U.S.) (Effective December 1, 2024).
10.63#	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement (time-based) (non-U.S.) (Effective December 1, 2024).
10.64#	Form of Notice of Performance-Based Restricted Stock Unit Award and Performance-Based Restricted Stock Unit Agreement (U.S.) (Effective December 1, 2024).
10.65#	Form of Notice of Performance-Based Restricted Stock Unit Award and Performance-Based Restricted Stock Unit Agreement (non-U.S.) (Effective December 1, 2024).
10.66#	Amendment No. 5 to the TD SYNNEX Corporation 2020 Stock Incentive Plan.
19.1	Insider Trading Policy.

21.1	Subsidiaries of the Company.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see the signature page of this Report).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Statement of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).
97.1	TD SYNNEX Executive Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

# Indicates management contract or compensatory plan or arrangement.

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

\+ Schedules (or similar attachments) and certain information have been omitted pursuant to Items 601(a)(5), 601(a)(6) and/or 601(b)(10)(iv) of Regulation S-K. TD SYNNEX hereby undertakes to furnish supplementally a copy of any omitted schedule or exhibit to such agreement to the U.S. Securities and Exchange Commission upon request; provided, however, that TD SYNNEX may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

(c) Financial Statement Schedules.

See Index under Item 8.

Item 16. ***Form 10-K Summary***

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2025

TD SYNNEX CORPORATION

By: _____ /s/ Patrick Zammit
  Patrick Zammit
  Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick Zammit and Marshall W. Witt, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Patrick Zammit **Patrick Zammit**	Chief Executive Officer (Principal Executive Officer) and Director	January 24, 2025
/s/ Marshall W. Witt **Marshall W. Witt**	Chief Financial Officer (Principal Financial Officer)	January 24, 2025
/s/ John Henry **John Henry**	Chief Accounting Officer (Principal Accounting Officer)	January 24, 2025
/s/ Ann F. Vezina **Ann F. Vezina**	Chair of the Board	January 24, 2025
/s/ Kathleen M. Crusco **Kathleen M. Crusco**	Director	January 24, 2025
/s/ Ting Herh **Ting Herh**	Director	January 24, 2025
/s/ Richard T. Hume **Richard T. Hume**	Director	January 24, 2025
/s/ Hau Lee **Hau Lee**	Director	January 24, 2025
/s/ Nayaki Nayyar **Nayaki Nayyar**	Director	January 24, 2025
/s/ Dennis Polk **Dennis Polk**	Director	January 24, 2025
/s/ Claude J. Pumilia **Claude J. Pumilia**	Director	January 24, 2025
/s/ Merline Saintil **Merline Saintil**	Director	January 24, 2025